EXHIBIT 99.2

As filed with the Securities and Exchange Commission on                         , 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ruckus Wireless, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3577	54-2072041
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

350 West Java Drive

Sunnyvale, California 94089

(650) 265-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, California 94089

(650) 265-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Michael E. Tenta Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Scott Maples Vice President Legal & General Counsel Ruckus Wireless, Inc. 350 West Java Drive Sunnyvale, California 94089 (650) 265-4200	Christopher L. Kaufman Brian D. Paulson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                    , 2012

             Shares

Common Stock

This is an initial public offering of shares of common stock of Ruckus Wireless, Inc.

Ruckus is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering                 additional shares. Ruckus will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to have our common stock listed on                 under the symbol “RKUS.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our common stock involves risks.

See “Risk Factors” on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Ruckus	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on                 , 2012.

Goldman, Sachs & Co.	Morgan Stanley

Deutsche Bank Securities

Needham & Company	Oppenheimer & Co.	ThinkEquity LLC	William Blair

Prospectus dated                     , 2012.

Prospectus Unavailable Searching for a reliable Wi-Fi network Searching for a reliable Wi-Fi network 55::2255 PM

It’s no secret that performance and capacity represent major challenges as the world becomes increasingly mobile…

There will be more than 7 billion mobile subscriptions by 2015

Hotspot use projected to increase from 4 billion connects in 2010 to 120 billion connects in 2015

Wi-Fi enabled mobile devices shipped annually is projected to rise to nearly 1.7 billion in 2015

Mobile data traffic in the US is expected to grow 153x from 2010 to 2020 while US cellular network capacity is expected to grow 25x over the same period

The carrier Wi-Fi market is expected to grow from $296 million in 2011 to $2.8 billion in 2016[1] while the enteprise Wi-Fi market is expected to grow from $3.4 billion in 2011 to $6.9 billion in 2016.[2]

Here’s our little secret…there is a solution to the performance and capacity conundrum, and we’re letting the cat out of the bag.

Smart Wi-Fi

Designed and Built for Pervasive Performance…

Available Only from Ruckus Wireless.

Prospectus Now Available! Connected by Ruckus Wireless Go 5:25 PM Ruckus Simply Better Wireless.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Ruckus,” “company,” “we,” “us” and “our” in this prospectus to refer to Ruckus Wireless, Inc. and, where appropriate, our consolidated subsidiaries.

Company Overview

Ruckus is a leading provider of carrier-class Wi-Fi solutions. Our solutions, which we call Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Our Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Our products include gateways, controllers and access points. These products incorporate our proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

We sell our products to service providers and enterprises globally and have sold our products to over 16,000 end-customers worldwide. We added over 4,400 new end-customers in the first half of 2012. We sell to enterprises through a worldwide network of more than 5,300 value-added resellers and distributors, which we refer to as our channel partners. Our enterprise end-customers are typically mid-sized organizations in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. We also sell directly and indirectly to a range of service providers, including mobile operators, cable companies, wholesale operators and fixed-line carriers. We have over 45 service provider end-customers, including Bright House Networks, The Cloud (a BSkyB Company), KDDI, Tikona Digital Networks, Time Warner Cable and Towerstream.

Our revenue increased 98%, from $47.4 million for the first half of 2011 to $93.9 million for the first half of 2012. Our revenue increased from $44.4 million in 2009 to $75.5 million in 2010 and to $120.0 million in 2011, representing a compound annual growth rate of 64%. Our performance improved from a net loss of $0.9 million for the first half of 2011 to net income of $24.4 million for the first half of 2012, which included $17.4 million of income related to the release of the valuation allowance on our net deferred tax assets. Our performance improved from a net loss of $10.0 million in 2009 to a net loss of $4.4 million in 2010 and to a net income of $4.2 million in 2011.

Industry Background

The increased adoption and use of mobile devices, such as smartphones, tablets and laptops, is causing significant growth in wireless traffic. Mobile users expect to be able to connect to wireless networks for work, personal communications and entertainment from virtually anywhere and at anytime. As a result, mobile service providers and enterprises are struggling to address both the increased demands on their networks and the significant investment required to upgrade network capacity and provide ubiquitous wireless connectivity.

These capacity and coverage challenges will continue to escalate as users increase their use of mobile devices and access bandwidth-intensive and latency-sensitive applications, such as those for viewing streaming multimedia, video conferencing, downloading video content, viewing and sharing photos and interactive social media. The heaviest demands tend to be clustered in high density metropolitan areas and public venues during peak usage hours when many users are trying to access the network at the same time. Service providers and enterprises need solutions that meet these capacity and coverage demands.

According to Signals Research Group, mobile data traffic in the United States alone is expected to grow between 53x and 153x from 2010 to 2020. To meet this demand, mobile service providers are adding macro network capacity by increasing cell site density, investing in new cellular technology, such as long term evolution, or LTE and LTE Advanced, and acquiring additional spectrum. However, Signals Research Group also projects that U.S. cellular network capacity will grow by only approximately 25x over the same time period. There will therefore be a significant gap between the expected traffic volume and the expected capacity of conventional cellular infrastructure in the United States. While this capacity gap is significant in itself, it actually does not factor in capacity deficits outside the United States or the peak usage demands that must be considered when designing and upgrading networks.

As a result of this capacity gap, mobile service providers must find new ways to inject capacity into their wireless networks. The capacity gap is also opening up new business opportunities for other service providers, such as cable companies, wholesale operators and fixed-line carriers, to add reliable wireless access services to their traditional access services.

Capacity challenges are also experienced by enterprises in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. In addition to significant traffic growth, these enterprises experience widely fluctuating network load, both in number of users and amount of traffic, and are faced with a range of operating conditions. These enterprises also typically do not have sufficient IT staff to cost-effectively address these issues. Enterprises thus need wireless solutions that are reliable and easy to manage.

Wi-Fi is a conceptually attractive solution to increase capacity, improve wireless network performance, expand coverage footprint, deliver new services and better accommodate traffic growth. Mobile devices are increasingly equipped with Wi-Fi, and many devices now rely on Wi-Fi as their primary Internet connection. Wi-Fi also operates over an unlicensed, widely available spectrum and functions well both indoors and outdoors. However, the ability of service providers and enterprises to deliver robust and pervasive connectivity over Wi-Fi has been constrained by the limitations of what we refer to as basic, or conventional, Wi-Fi technology.

Wi-Fi standards and Wi-Fi network equipment were originally designed to allow simple, easy-to-use and low cost connectivity in the lower interference environment of the home. As a result, basic Wi-Fi products suffer from a number of inadequacies for addressing today’s wireless challenges. These include an inability to handle interference in crowded circumstances, degradation in performance under load, inconsistent coverage as users move around while connected to the network and an inability to deliver rich content such as voice over IP, or VoIP, without choppy or interrupted transmission. In addition, basic Wi-Fi does not provide service providers needed integration with their existing networks, adequate scalability for the hundreds of thousands of access points required and the extensible and flexible platform needed to offer new revenue-generating services and applications.

To address the increasing capacity and coverage challenges, service providers and enterprises need a new class of Wi-Fi that offers enhanced reliability, consistent performance, extended range and massive scalability. We refer to this as carrier-class Wi-Fi. Carrier-class Wi-Fi combines the cost and ease of use benefits offered by basic Wi-Fi technology with an advanced level of adaptability, performance and integration with existing networks that addresses the challenges faced by service providers and enterprises.

According to Infonetics Research, Inc., or Infonetics, the market for Wi-Fi solutions for carriers is expected to grow from $296 million in 2011 to $2.8 billion in 2016, representing a 57% compound annual growth rate. According to Gartner, Inc., or Gartner, the market for Wi-Fi networking solutions for enterprises is expected to grow from $3.4 billion in 2011 to $6.9 billion in 2016, representing a 15% compound annual growth rate. Carrier-class Wi-Fi addresses the needs of both of these markets.

Our Solution

Our carrier-class Smart Wi-Fi solutions enable service providers and enterprises to benefit from advanced levels of performance and integration capabilities that are not possible with basic Wi-Fi. We offer a wide-range of Smart Wi-Fi products, including a number of advanced Wi-Fi controllers and gateways, a broad portfolio of indoor and outdoor access points and Wi-Fi infrastructure management software. These products incorporate our proprietary technologies, including:

•	Smart Radio, which leverages our patented antenna technology and our proprietary software capabilities to avoid interference and dynamically direct Wi-Fi signals to maximize throughput;

•	Smart QoS, which provides real-time prioritization of traffic to optimize quality of transmission and manage traffic load dynamically as usage demands and operating environments change;

•

Smart Mesh, which uses advanced self-organizing network principles to create highly resilient, high-speed Wi-Fi links between access points to extend coverage without the cost of cabling each access point;

•	SmartCell, which integrates our proprietary software and specialized hardware deployed at the edge of service provider networks to facilitate the integration of Wi-Fi and mobile networks; and

•	Smart Scaling, which enables service providers to support hundreds of thousands of access points and millions of mobile devices across a Wi-Fi network.

Our solutions deliver the following benefits for both service providers and enterprises:

•	Enhanced reliability, by automatically adapting to interference and environmental changes to maximize performance;

•	Consistent performance under load, by performing consistently in high load environments, such as stadiums, convention centers, airports and major outdoor public areas;

•	Extended coverage, by enabling up to a 4x increase in signal range over basic Wi-Fi, allowing our end-customers to deploy fewer access points; and

•	Optimized for rich content, by enabling consistent and reliable transmission of rich content over Wi-Fi.

Our solutions provide the following benefits to meet the additional needs of service providers:

•	Integrated networks, by enabling service providers to integrate their Wi-Fi and existing network infrastructures with an enhanced level of visibility and control not possible with basic Wi-Fi. This capability enables service providers to improve subscriber ease of use and enhance the revenue opportunity by incorporating Wi-Fi usage into their service offerings and subscriber data plans;

•

Flexible deployment, by being designed and sized for a range of site, application and management requirements, our solutions are suitable for different types of service providers including mobile operators, cable companies, wholesale operators and fixed-line carriers;

•	Massive scalability, by being designed to accommodate the scalability requirements of service provider networks; and

•	Extensible platform architecture, by serving as platforms for incorporation of additional functions and technologies in the future to serve the evolving needs of service providers.

Our Strategy

Our goal is to lead and expand the market for carrier-class Wi-Fi networking solutions. The key elements of our growth strategy are:

•	continue to innovate and extend our leadership role in providing Smart Wi-Fi solutions;

•	leverage products across service provider and enterprise markets;

•	expand our service provider-focused sales and support teams;

•	extend the reach and productivity of our network of enterprise-focused channel partners; and

•	increase the uses of Wi-Fi in service provider and enterprise networks.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	If the market for our products does not develop as we expect, demand for our products may not grow as we expect;

•	Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance;

•	The growth rate in recent periods of our revenue, net income and margin may not be indicative of our future performance;

•

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly;

•

Our large end-customers, particularly service providers, have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in decreased revenues and gross margins. The loss of a single large end-customer could adversely affect our business;

•	We compete in highly competitive markets, and competitive pressures from existing and new companies may harm our business, revenues, growth rates and market share. Many of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater resources than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•

We compete in rapidly evolving markets and depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers’ changing needs, we may not be able to remain competitive; and

•	We base our inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

Our Corporate Information

We were incorporated in 2002 in Delaware as Sceos Technologies, Inc. and subsequently changed our name to Video54 Technologies, Inc. and then to Ruckus Wireless, Inc. We effectively commenced operations on June 1, 2004, when a new board of directors was appointed and senior management was hired. Our headquarters are located at 350 West Java Drive, Sunnyvale, California 94089 and our telephone number is (650) 265-4200. Our website address is www.ruckuswireless.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

“Ruckus Wireless,” the Ruckus logos and other trademarks or service marks of Ruckus Wireless, Inc. appearing in this prospectus are the property of Ruckus Wireless, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered by us and the selling stockholders	shares

Use of proceeds	We expect the net proceeds to us from this offering to be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full. The principal purposes of this offering are to create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing activities and products development. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“RKUS”

The number of shares of our common stock to be outstanding after this offering is based on 66,529,655 shares of common stock outstanding as of August 31, 2012, including 154,424 shares issued pursuant to early exercise of stock options that are subject to repurchase, and excludes, as of August 31, 2012, the following shares:

•

23,742,320 shares of our common stock issuable upon the exercise of options outstanding under our 2002 Stock Plan and our 2012 Equity Incentive Plan at a weighted average exercise price of $2.40 per share;

•	2,548,087 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•	358,780 shares of our common stock issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $2.52 per share; and

•	322,868 shares of our common stock issuable upon the exercise of outstanding convertible preferred stock warrants at a weighted average exercise price of $1.50 per share.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 47,875,371 shares of our common stock, which will occur immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, all included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and consolidated balance sheet data as of June 30, 2012 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the year ended December 31, 2009, as well as the consolidated balance sheet data as of December 31, 2009, are derived from unaudited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period. Amounts are in thousands, except per share data.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of preferred stock into 47,875,371 shares of common stock. See Note 11 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
	(unaudited)			(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Product	$43,190	$73,108 (1)	$114,684	$45,318	$88,697
Service	1,169	2,381 (1)	5,339	2,036	5,208

Total revenues	44,359	75,489	120,023	47,354	93,905

Cost of revenues:
Product	22,772	34,039	44,705	18,982	31,916
Service	1,105	1,705	2,502	1,158	1,959

Total cost of revenues	23,877	35,744	47,207	20,140	33,875

Gross profit	20,482	39,745	72,816	27,214	60,030

Operating expenses:
Research and development	14,247	19,256	24,892	10,760	18,187
Sales and marketing	11,188	19,185	32,659	13,299	24,910
General and administrative	3,606	4,231	8,524	3,070	8,437

Total operating expenses	29,041	42,672	66,075	27,129	51,534

Operating income (loss)	(8,559)	(2,927)	6,741	85	8,496
Interest expense	(1,125)	(1,011)	(1,025)	(450)	(472)
Other expense, net	(263)	(290)	(1,215)	(360)	(967)

Income (loss) before income taxes	(9,947)	(4,228)	4,501	(725)	7,057
Income tax benefit (expense)	(39)	(176)	(315)	(137)	17,316

Net income (loss)	$(9,986)	$(4,404)	$4,186	$(862)	$24,373

Net income (loss) attributable to common stockholders	$(9,986)	$(4,404)	$379	$(862)	$6,162

Net income (loss) per share attributable to common stockholders:
Basic	$(0.76)	$(0.30)	$0.02	$(0.06)	$0.34

Diluted	$(0.76)	$(0.30)	$0.02	$(0.06)	$0.20

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	13,116	14,498	15,584	15,009	18,200

Diluted	13,116	14,498	23,269	15,009	30,197

Pro forma net income per share (unaudited):
Basic			$0.07		$0.37

Diluted			$0.06		$0.32

Weighted average shares used in computing pro forma net income per share (unaudited):
Basic			58,980		65,241

Diluted			66,554		77,238

(1)	We adopted ASU 2009-13 and ASU 2009-14 at the beginning of 2010 on a prospective basis for applicable arrangements originating or materially modified after January 1, 2010. Revenues and net income for 2010 were higher by $2.8 million than they would have been prior to the adoption of ASU 2009-13 and ASU 2009-14.

Stock-based compensation expense included in the statements of operations data above was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
				(unaudited)
Cost of revenues	$65	$82	$148	$49	$53
Research and development	327	468	1,055	332	757
Sales and marketing	149	242	471	148	558
General and administrative	250	421	594	250	1,510

Total stock-based compensation expense	$791	$1,213	$2,268	$779	$2,878

	As of June 30, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted (2)
	(in thousands, except per share data)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,270	$31,270	$
Working capital	26,508	26,508
Total assets	112,794	112,794
Deferred revenue, current and long-term	21,281	21,281
Redeemable convertible preferred stock	76,140	—
Total stockholders’ equity (deficit)	(17,227)	58,913

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock into 47,875,371 shares of our common stock immediately prior to the closing of this offering.
(2)	The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above, as well as the estimated net proceeds of $ million from our sale of shares of common stock that we are offering at the initial public offering price of $ per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto.

Risks Related to Our Business and Industry

If the market for our products does not develop as we expect, demand for our products may not grow as we expect.

We develop and provide Wi-Fi products for service providers and enterprises. The success of our business depends on the continued growth and reliance on Wi-Fi in these markets. The recent growth of the market for Wi-Fi networks is being driven by the increased use of Wi-Fi-enabled mobile devices and the use of Wi-Fi as a preferred connectivity option to support video, voice and other higher-bandwidth uses.

A number of barriers may prevent service providers or their subscribers from adopting Wi-Fi technology to address the capacity gap in wireless networks. For example, Wi-Fi operates over an unlicensed radio spectrum, and if the Wi-Fi spectrum becomes crowded, Wi-Fi solutions will be a less attractive option for service providers. In addition, in order for Wi-Fi solutions to adequately address the potential future capacity gap between cellular capacity and demand, mobile devices should automatically switch from a cellular data network to the service provider’s Wi-Fi network, when available and appropriate. Generally, mobile devices do not switch to unauthenticated Wi-Fi networks without input from the device user, and often require the user to log in when a new Wi-Fi network is accessed, which may tend to limit a subscriber’s use of Wi-Fi. These and other factors could limit or slow the adoption of Wi-Fi technologies by service providers as a means to address this potential future capacity gap.

There is no guarantee that service providers and enterprises will continue to utilize Wi-Fi technology, that use of Wi-Fi-enabled mobile devices will continue to increase or that Wi-Fi will continue to be the preferred connectivity option for the uses described above. There is also no guarantee that service providers and enterprises will understand the benefits we believe that our Smart Wi-Fi solutions provide. If another technology were found to be superior to Wi-Fi by service providers and enterprises, it would have a material adverse effect on our business, operating results and financial condition. As a result, demand for our products may not continue to develop as we anticipate, or at all.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. The timing and size of sales of our products are highly variable and difficult to predict and can result in significant fluctuations in our net revenue from period to period. This is particularly true of our sales to service providers, whose purchases are generally larger than those of our enterprise customers, causing greater variation in our results based on when service providers take delivery of our products.

In addition, our budgeted expense levels depend in part on our expectations of future revenue. Because any substantial adjustment to expenses to account for lower levels of revenue is difficult and takes time, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in net revenue, and even a small shortfall in net revenue could disproportionately and adversely affect our operating margin and operating results for a given quarter.

Our operating results may also fluctuate due to a variety of other factors, many of which are outside of our control, including the changing and volatile U.S., European and global economic environments, and any of which may cause our stock price to fluctuate. In addition to other risks listed in this “Risk Factors” section, factors that may affect our operating results include:

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fluctuations in demand for our products and services, including seasonal variations in certain enterprise sectors such as hospitality and education, where end-customers place orders most heavily in the second and third quarters;

•	the inherent complexity, length and associated unpredictability of our sales cycles for our products and services, particularly with respect to sales to service providers;

•	changes in customers’ budgets for technology purchases and delays in their purchasing cycles;

•	technical challenges in service providers’ overall networks, unrelated to our products, which could delay adoption and installation of our products;

•	changing market conditions, including current and potential service provider consolidation;

•	any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;

•	variation in sales channels, product costs or mix of products sold;

•	our contract manufacturers and component suppliers’ ability to meet our product demand forecasts at acceptable prices, or at all;

•	the timing of product releases or upgrades by us or by our competitors;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements and anticipate future market demands that meet our customers’ requirements;

•	our ability to successfully expand the suite of products we sell to existing customers;

•	the potential need to record incremental inventory reserves for products that may become obsolete due to our new product introductions;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	any decision to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;

•	growth in our headcount and other related costs incurred in our customer support organization;

•	volatility in our stock price, which may lead to higher stock compensation expenses;

•	our ability to derive benefits from our investments in sales, marketing, engineering or other activities; and

•	general economic or political conditions in our domestic and international markets, in particular the restricted credit environment impacting the credit of our customers.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings forecasts we may provide.

The growth rate in recent periods of our revenue, net income and margin may not be indicative of our future performance.

You should not consider the growth rate in our revenue, net income or margin in recent periods as indicative of our future performance. We do not expect to achieve similar revenue, net income or margin growth rates in future periods. You should not rely on our revenue, net income or margin for any prior quarterly or annual periods as any indication of our future revenue, net income or margin, or their rate of growth. If we are unable to maintain consistent revenue, net income or margin, or growth of any of these financial measures, our stock price could be volatile, and it may be difficult to maintain profitability.

Our sales cycles can be long and unpredictable, particularly to service providers, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Our sales efforts involve educating our potential end-customers and channel partners about the applications and benefits of our products, including the technical capabilities of our products. Service providers typically require long sales cycles, which generally range between one and three years, but can be longer. The sale to a large service provider usually begins with an evaluation, followed by one or more network trials, followed by vendor selection and contract negotiation and finally followed by installation, testing and deployment. Sales cycles for enterprises are typically less than 90 days. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our products are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Moreover, the evolving nature of the market may lead prospective end-customers to postpone their purchasing decisions pending resolution of Wi-Fi or other standards or adoption of technology by others. Even if an end-customer makes a decision to purchase our products, there may be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase, which makes our revenue difficult to forecast. As a result, it is difficult to predict whether a sale will be completed, the particular fiscal period in which a sale will be completed or the fiscal period in which revenue from a sale will be recognized. Our operating results may therefore vary significantly from quarter to quarter.

With respect to service providers, we have only a short history of making sales, and there remains uncertainty as to whether a significant service provider market for our products will develop. Sales to service providers have been characterized by large and sporadic purchases, in addition to long sales cycles. Sales activity to service providers depends upon the stage of completion of expanding network infrastructures, the availability of funding, and the extent to which service providers are affected by regulatory, economic and business conditions in their country of operations. The nature of this sales activity to service providers can result in further fluctuations in our operating results from period to period. Orders from service providers could decline for many reasons unrelated to the competitiveness of our products and services within their respective markets, such as advances in competing technologies. Our service provider end-customers typically have long implementation cycles, require a broader range of services, and often require acceptance terms that can lead to a delay in revenue recognition. Some of our current or prospective service provider end-customers have cancelled or delayed and may in the future cancel or delay spending on the development or roll-out of capital and technology projects with us due to continuing economic uncertainty and, consequently, our financial position, results of operations or cash flows may be adversely affected. Weakness in orders from service providers, including as a result of any slowdown in capital expenditures by service providers, which may be more prevalent during a global economic downturn or periods of economic uncertainty, could have a material adverse effect on our business, financial position, results of operations, cash flows and stock price.

Our large end-customers, particularly service providers, have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in decreased revenues and gross margins. The loss of a single large end-customer could adversely affect our business.

Many of our end-customers are service providers or larger enterprises that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These end-customers may require us to develop additional product features, may require penalties for non-performance of certain obligations, such as delivery, outages or response time, and may have multi-vendor strategies. The leverage held by these large end-customers could result in decreases in our revenues and gross margins. The loss of a single large end-customer could materially harm our business and operating results.

We compete in highly competitive markets, and competitive pressures from existing and new companies may harm our business, revenues, growth rates and market share. In addition, many of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater resources than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we compete are intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. The markets are influenced by, among others, the following competitive factors:

•	brand awareness and reputation;

•	price and total cost of ownership;

•	strength and scale of sales and marketing efforts, professional services and customer support;

•	product features, reliability and performance;

•	incumbency of current provider, either for Wi-Fi products or other products;

•	scalability of products;

•	ability to integrate with other technology infrastructures; and

•	breadth of product offerings.

Our competitors include Cisco Systems, Ericsson, Hewlett-Packard, Motorola and Aruba Networks. We expect competition to intensify in the future as other companies introduce new products into our markets. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material and adverse effect on our competitive position, revenues and prospects for growth.

A number of our current or potential competitors such as Cisco Systems, Ericsson, Hewlett-Packard and Motorola, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Our competitors may be able to anticipate, influence or adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily and develop and expand their product and service offerings more quickly than we can. In addition, certain of our competitors may be able to leverage their relationships with customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages customers from purchasing our products, including through selling at zero or negative margins, product bundling or closed technology platforms. Potential end-customers may prefer to purchase all of their equipment from a single provider, or may prefer to purchase wireless networking products from an existing supplier rather than a new supplier, regardless of product performance or features.

We expect increased competition from our current competitors, as well as other established and emerging companies, to the extent our markets continue to develop and expand. Conditions in our markets could change rapidly and significantly as a result of technological advancements or other factors. Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized technology companies such as us and, consequently, customers’ willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

We compete in rapidly evolving markets and depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers’ changing needs, we may not be able to remain competitive.

The Wi-Fi and wireless networking market is generally characterized by rapidly changing technology, changing end-customer needs, evolving industry standards and frequent introductions of new products and services. To succeed, we must effectively anticipate, and adapt in a timely manner to, end-customer requirements and continue to develop or acquire new products and features that meet market demands, technology trends and regulatory requirements. Likewise, if our competitors introduce new products and services that compete with ours, we may be required to reposition our product and service offerings or introduce new products and services in response to such competitive pressure. If we fail to develop new products or product enhancements, or our end-customers or potential end-customers do not perceive our products to have compelling technical advantages, our business could be adversely affected, particularly if our competitors are able to introduce solutions with such increased functionality. Developing our products is expensive, complex and involves uncertainties. Each phase in the development of our products presents serious risks of failure, rework or delay, any one of which could impact the timing and cost-effective development of such product and could jeopardize end-customer acceptance of the product. We have experienced in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. In addition, the introduction of new or enhanced products requires that we carefully manage the transition from older products to minimize disruption in customer ordering practices and ensure that new products can be timely delivered to meet our customers’ demand. As a result, we may not be successful in modifying our current products or introducing new products in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be materially harmed.

We base our inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

We place orders with our manufacturers based on our forecasts of our customers’ demand. Our forecasts are based on multiple assumptions, each of which may cause our estimates to be inaccurate, affecting our ability to provide products to our customers. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to rush the manufacture and delivery of additional products. If we underestimate customers’ demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may purchase more inventory than we are able to sell at any given time or at all. In addition, we grant our distributors stock rotation rights, which require us to accept stock back from a distributor’s inventory, including obsolete inventory. As a result of our failure to estimate demand for our products, and our distributor’s stock rotation rights, we could have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our costs of revenues and reduce our liquidity. Our failure to accurately manage inventory relative to demand would adversely affect our operating results.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

Our independent registered public accountants have identified a material weakness and several significant deficiencies in our internal control over financial reporting. If we are unable to remediate the material weaknesses and significant deficiencies, or other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

In connection with the contemporaneous audit of our consolidated financial statements for the years ended December 31, 2011 and 2010, our independent registered public accountants identified a material weakness and several significant deficiencies in our internal control over financial reporting. The material weakness resulted in the need for adjustments to our financial statements during the audit. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors.

The material weakness related to a failure to properly design our financial closing and reporting process, which resulted from insufficient accounting resources throughout the years being audited to analyze, record, review and monitor compliance with generally accepted accounting principles for transactions on a timely basis. The resulting errors primarily related to improper estimation of best estimated selling price and vendor specific objective evidence as required properly to recognize revenue and to the capitalization of overhead in inventory.

The significant deficiencies related to our lack of a formal fraud risk assessment process, our inadequate design of the financial closing and reporting process that resulted from a lack of documentation of our accounting policies and procedures and our lack of segregation of duties so that all journal entries and account reconciliations are reviewed by someone other than the preparer.

We have taken steps to remediate the material weakness and these significant deficiencies, and to further strengthen our accounting staff and internal controls, as follows:

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hired additional accounting personnel, including a corporate controller in February 2012, an accounting supervisor in April 2012, a tax director in July 2012, a manager of revenue and reporting and a stock plan administrator in August 2012, two other accountants in the corporate accounting function in March 2012 and May 2012, and accounting consultants to assist us in April 2012; and

•	are maintaining sufficient accounting personnel so that journal entries and account reconciliations are reviewed by someone other than the preparer.

We plan to take additional steps to remediate the material weakness and significant deficiencies and improve our accounting function, including:

•	adopting formal processes and documentation for fraud risk assessment; and

•	implementing SAP By Design, a more robust enterprise resource planning, or ERP, system than the one we presently use, in the first quarter of 2013.

We cannot be certain that these measures will successfully remediate the material weakness and significant deficiencies or that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

When we become a public company following this initial public offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. Whether or not our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

Failure to successfully implement our new enterprise resource planning system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

We are in the process of implementing a new ERP information management system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. A delay in such implementation, problems with transitioning to our upgraded ERP system or a failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies and the loss of sales, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, manage our supply chain, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the internal control features embedded within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. We expect the initial implementation launch date for our new ERP system to be in the first quarter of 2013. We will stop using our current ERP system immediately when we launch our new ERP system, so we will not have an immediate backup system if our new ERP system fails to perform as we anticipate. The risks associated with implementation of our new ERP system will be greater for us as a newly public company with public reporting obligations.

We have a limited operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

We were incorporated in August 2002, began commercial shipments of our products and systems in 2005 and only achieved significant levels of revenue in 2010. As a result of our limited operating history, it is very difficult to forecast our future operating results. Our prospects should be considered and evaluated in light of the risks and uncertainties frequently encountered by companies with limited operating histories. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

Some of the components and technologies used in our products are purchased from a single source or a limited number of sources. The loss of any of these suppliers may cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could cause us to redesign our products.

Although supplies of our components are generally available from a variety of sources, we currently depend on a single source or limited number of sources for several components for our products. We have also entered into license agreements with some of our suppliers for technologies that are used in our products, and the termination of these licenses, which can generally be done on relatively short notice, could have a material adverse effect on our business. For example, we purchase standard Wi-Fi chipsets only from Qualcomm Atheros and our products incorporate certain technology that we license from Qualcomm Atheros. If that license agreement were terminated, we would be required to redesign some of our products in order to incorporate technology from alternative sources, and any such termination of the license agreement and redesign of certain of our products could require additional licenses and materially and adversely affect our business and operating results.

Because there are no other sources identical to several of our components and technologies, if we lost any of these suppliers or licenses, we could be required to transition to a new supplier or licensor, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or lost sales opportunities. If the quality of the components does not meet our or our customers’ requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole source providers cease to remain in business or continue to manufacture such components, we could be required to redesign our products in order to incorporate components or technologies from alternative sources. The resulting stoppage or delay in selling our products and the expense of redesigning our products could result in lost sales opportunities and damage to customer relationships, which would adversely affect our reputation, business and operating results.

In addition, for certain components for which there are multiple sources, we are subject to potential price increases and limited availability due to market demand for such components. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future and we are unable to pass component price increases along to our customers or maintain stable or competitive pricing, our gross margins and operating results could be negatively impacted.

Because we rely on third parties to manufacture our products, our ability to supply products to our customers may be disrupted.

We outsource the manufacturing of our products to third-party manufacturers. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. Any manufacturing disruption by these third-party manufacturers could severely impair our ability to fulfill orders. Our reliance on outsourced manufacturers also yields the potential for infringement or misappropriation of our intellectual property. If we are unable to manage our relationships with these third-party manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions for any reason, experience increased manufacturing lead-times, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our customers would be severely impaired, and our business and operating results would be seriously harmed.

These manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, our third-party manufacturers are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. In addition, as a result of current global financial market conditions, natural disasters or other causes, it is possible that any of our manufacturers could experience interruptions in production, cease operations or alter our current arrangements. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will be required to identify one or more acceptable alternative manufacturers. It is time-consuming and costly and could be impractical to begin to use new manufacturers, and changes in our third-party manufacturers may cause significant interruptions in supply if the new manufacturers have difficulty manufacturing products to our specification. As a result, our ability to meet our scheduled product deliveries to our customers could be adversely affected, which could cause the loss of sales to existing or potential customers, delayed revenue or an increase in our costs. Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages or quality problems, at one of our manufacturers would negatively affect sales of our product lines manufactured by that manufacturer and adversely affect our business and operating results.

We rely significantly on channel partners to sell and support our products, and the failure of this channel to be effective could materially reduce our revenue.

The majority of our sales are through channel partners. We believe that establishing and maintaining successful relationships with these channel partners is, and will continue to be, important to our financial success. Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. To develop and expand our channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training.

Existing and future channel partners will only work with us if we are able to provide them with competitive products on terms that are commercially reasonable to them. If we fail to maintain the quality of our products or to update and enhance them, existing and future channel partners may elect to work instead with one or more of our competitors. In addition, the terms of our arrangements with our channel partners must be commercially reasonable for both parties. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

We have no minimum purchase commitments with any of our channel partners, and our contracts with channel partners do not prohibit them from offering products or services that compete with ours, including products they currently offer or may develop in the future and incorporate into their own systems. Some of our competitors may have stronger relationships with our channel partners than we do and we have limited control, if any, as to whether those partners use our products, rather than our competitors’ products, or whether they devote resources to market and support our competitors’ products, rather than our offerings.

The reduction in or loss of sales by these channel partners could materially reduce our revenue. If we fail to maintain relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners effectively, fail to provide channel partners with competitive products on terms acceptable to them, or if these channel partners are not successful in their sales efforts, our revenue may decrease and our operating results could suffer.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed, our channel partners and end-customers depend on our support organization to resolve any issues relating to our products. A high level of support is important for the successful marketing and sale of our products. In many cases, our channel partners provide support directly to our end-customers. We do not have complete control over the level or quality of support provided by our channel partners. These channel partners may also provide support for other third-party products, which may potentially distract resources from support for our products. If we and our channel partners do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues or provide effective ongoing support, it would adversely affect our ability to sell our products to existing end-customers and could harm our reputation with potential end-customers. In some cases, we guarantee a certain level of performance to our channel partners and end-customers, which could prove to be resource-intensive and expensive for us to fulfill if unforeseen technical problems were to arise.

Many of our service provider and large enterprise customers have more complex networks and require higher levels of support than our smaller end-customers. We have recently expanded our support organization for service provider and large enterprise end-customers, and continue to develop this organization. If we fail to build this organization quickly enough, or it fails to meet the requirements of our service provider or large enterprise end-customers, it may be more difficult to execute on our strategy to increase our sales to large end-customers. In addition, given the extent of our international operations, our support organization faces challenges, including those associated with delivering support, training and documentation in languages other than English. As a result of all of these factors, our failure to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including Selina Lo, who is our President and Chief Executive Officer, William Kish, who is one of our co-founders and our Chief Technology Officer, and Victor Shtrom, who is our other co-founder and Chief Wireless Architect. Our employees, including our senior management team, are at-will employees, and therefore may terminate employment with us at any time with no advance notice. The replacement of any members of our senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for highly skilled personnel. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our employees have become, or will soon become, vested in a substantial amount of stock or stock options. Our employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. Further, our employees’ ability to exercise those options and sell their stock in a public market after the closing of this offering is likely to result in a higher than normal turnover rate. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs may negatively impact our growth. Also, to the extent we hire personnel from our competitors, we may be subject to allegations that these new hires have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our products incorporate complex technology and may contain defects or errors. We may become subject to warranty claims, product returns, product liability and product recalls as a result, any of which could cause harm to our reputation and adversely affect our business.

Our products incorporate complex technology and must operate with cellular networks and a significant number and range of mobile devices using Wi-Fi, while supporting new and complex applications in a variety of environments that utilize different Wi-Fi communication industry standards. Our products have contained, and may contain in the future, undetected defects or errors. Some errors in our products have been and may in the future only be discovered after a product has been installed and used by end-customers. These issues are most prevalent when new products are introduced into the market. Defects or errors have delayed and may in the future delay the introduction of our new products. Since our products contain components that we purchase from third parties, we also expect our products to contain latent defects and errors from time to time related to those third-party components.

Additionally, defects and errors may cause our products to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt end-customers’ networking traffic. Because the techniques used by computer hackers to access or sabotage networks are becoming increasingly sophisticated, change frequently and generally are not recognized until launched against a target, our products and third-party security products may be unable to anticipate these techniques and provide a solution in time to protect our end-customers’ networks. In addition, defects or errors in the mechanism by which we provide software updates for our products could result in an inability to update end-customers’ hardware products and thereby leave our end-customers vulnerable to attacks.

Real or perceived defects or errors in our products could result in claims by channel partners and end-customers for losses that they sustain, including potentially losses resulting from security breaches of our end-customers’ networks and/or downtime of those networks. If channel partners or end-customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem, including warranty and repair costs, process management costs and costs associated with remanufacturing our inventory. Liability provisions in our standard terms and conditions of sale may not be enforceable under some circumstances or may not fully or effectively protect us from claims and related liabilities and costs. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our product development efforts, damage our reputation and the reputation of our products, cause significant customer relations problems and can result in product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and significant harm to our reputation. The occurrence of these problems could result in the delay or loss of market acceptance of our products and could adversely impact our business, operating results and financial condition.

If our products do not interoperate with cellular networks and mobile devices, future sales of our products could be negatively affected.

Our products are designed to interoperate with cellular networks and mobile devices using Wi-Fi technology. These networks and devices have varied and complex specifications. As a result, we must attempt to ensure that our products interoperate effectively with these existing and planned networks and devices. To meet these requirements, we have and must continue to undertake development and testing efforts that require significant capital and employee resources. We may not accomplish these development efforts quickly or cost-effectively, or at all. If our products do not interoperate effectively, orders for our products could be delayed or cancelled, which would harm our revenue, gross margins and our reputation, potentially resulting in the loss of existing and potential end-customers. The failure of our products to interoperate effectively with cellular networks or mobile devices may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. In addition, our end-customers may require our products to comply with new and rapidly evolving security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, such end-customers may not purchase our products, which would harm our business, operating results and financial condition.

Although certain technical problems experienced by users may not be caused by our products, our business and reputation may be harmed if users perceive our solution as the cause of a slow or unreliable network connection, or a high profile network failure.

Our products have been deployed in many different locations and user environments and are capable of providing connectivity to many different types of Wi-Fi-enabled devices operating a variety of applications. The ability of our products to operate effectively can be negatively impacted by many different elements unrelated to our products. For example, a user’s experience may suffer from an incorrect setting in a Wi-Fi device. Although certain technical problems experienced by users may not be caused by our products, users often may perceive the underlying cause to be a result of poor performance of the wireless network. This perception, even if incorrect, could harm our business and reputation. Similarly, a high profile network failure may be caused by improper operation of the network or failure of a network component that we did not supply, but other service providers may perceive that our products were implicated, which, even if incorrect, could harm our business, operating results and financial condition.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, especially as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for customers, and focus on execution, as well as facilitating critical knowledge transfer and knowledge sharing. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the overall demand for wireless network technology and on the economic health and general willingness of our current and prospective end-customers to make those capital commitments necessary to purchase our products. If the conditions in the U.S. and global economies remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively impact our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In particular, we cannot be assured of the level of spending on wireless network technology, the deterioration of which would have a material adverse effect on our results of operations and growth rates. The purchase of our products or willingness to replace existing infrastructure is discretionary and highly dependent on a perception of continued rapid growth in consumer usage of mobile devices and in many cases involves a significant commitment of capital and other resources. Therefore, weak economic conditions or a reduction in capital spending would likely adversely impact our business, operating results and financial condition. A reduction in spending on wireless network technology could occur or persist even if economic conditions improve.

In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could decline and related capital spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices for us and increased shipping costs, both of which may negatively impact our financial results.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States, or U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of any such change. Any difficulties in the implementation of these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline.

In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

If our estimates relating to our critical accounting policies are based on assumptions or judgments that change or prove to be incorrect, our operating results could fall below expectations of financial analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of financial analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our financial statements include those related to revenue recognition, inventory, product warranties, allowance for doubtful accounts, stock-based compensation expense and income taxes.

Our exposure to the credit risks of our customers may make it difficult to collect accounts receivable and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Economic conditions may impact some of our customers’ ability to pay their accounts payable. While we attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur.

U.S. and global political, credit and financial market conditions may negatively impact or impair the value of our current portfolio of cash and cash equivalents, including U.S. Treasury securities and U.S.-backed investment vehicles.

Our cash and cash equivalents are held in a variety of interest bearing instruments, primarily in U.S. Treasury securities. As a result of the uncertain domestic and global political, credit and financial market conditions, investments in these types of financial instruments pose risks arising from liquidity and credit concerns. Given that future deterioration in the U.S. and global credit and financial markets is a possibility, no assurance can be made that losses or significant deterioration in the fair value of our cash, cash equivalents or possible investments will not occur. For example, in August 2011, Standard and Poor’s downgraded the U.S.’s credit rating to account for the risk that U.S. lawmakers would fail to raise the debt ceiling and/or reduce its overall deficit. Such a downgrade could continue to impact the stability of future U.S. treasury auctions and affect the trading market for U.S. government securities. Uncertainty surrounding U.S. congressional action or inaction could impact the trading market for U.S. government securities or impair the U.S. government’s ability to satisfy its obligations under such treasury securities. These factors could impact the liquidity or valuation of our current portfolio of cash, cash equivalents and possible investments. If any such losses or significant deteriorations occur, it may negatively impact or impair our current portfolio of cash, cash equivalents and possible investments, which may affect our ability to fund future obligations. Further, unless and until the current U.S. and global political, credit and financial market crisis has been sufficiently resolved, it may be difficult for us to liquidate our investments prior to their maturity without incurring a loss, which would have a material adverse effect on our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as network security breaches, computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, and many of our contract manufacturers are located in eastern Asia, both regions known for seismic activity. A significant natural disaster, such as an earthquake, a fire or a flood, occurring near our headquarters, or near the facilities of our contract manufacturers, could have a material adverse impact on our business, operating results and financial condition. Despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our products. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our customers’ businesses, our suppliers’ and manufacturers’ operations or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of customer orders or impede our suppliers’ and/or our manufacturers’ ability to timely deliver our products and product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products are subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our products must continue to comply with these regulations as well as a significant number of industry standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission, or FCC, Underwriters Laboratories and others. We must also comply with similar international regulations. For example, our wireless communication products operate through the transmission of radio signals, and radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards.

As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and our compliance with these regulations and standards may become more burdensome. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or end-customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

We are evaluating and may adopt a corporate structure more closely aligned with the international nature of our business activities, which will require us to incur expenses but could fail to achieve the intended benefits.

We intend to reorganize our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. This proposed corporate structure may result in a reduction in our overall effective tax rate through changes in how we use our intellectual property, international procurement, and sales operations. This proposed corporate structure may also allow us to obtain financial and operational efficiencies. These efforts will require us to incur expenses in the near term for which we may not realize related benefits. If the intended structure is not accepted by the applicable taxing authorities, changes in domestic and international tax laws negatively impact the proposed structure, including proposed legislation to reform U.S. taxation of international business activities, or we do not operate our business consistent with the proposed structure and applicable tax provisions, we may fail to achieve the financial and operational efficiencies that we anticipate as a result of the proposed structure and our future financial condition and results of operations may be negatively impacted.

Risks Related to Our International Operations

Our international operations expose us to additional business risks and failure to manage these risks may adversely affect our international revenue.

We derive a significant portion of our revenues from customers outside the United States. For the years ended December 31, 2010 and 2011, 70% and 65% of our revenue, respectively, was attributable to our international customers. As of December 31, 2011, approximately 61% of our full-time employees were located abroad. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets, which will require significant management attention and financial resources. Therefore, we are subject to risks associated with having worldwide operations.

We have a limited history of marketing, selling, and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. In addition, business practices in the international markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we may enter into contracts with our international customers in the future that include non-standard terms related to payment, warranties or performance obligations, our operating results may be adversely impacted. International operations are subject to other inherent risks and our future results could be adversely affected by a number of factors, including:

•	tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	requirements or preferences for domestic products, which could reduce demand for our products;

•	differing technical standards, existing or future regulatory and certification requirements and required product features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	added legal compliance obligations and complexity;

•	the increased cost of terminating employees in some countries; and

•	political and economic instability and terrorism.

To the extent we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and manage effectively these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

We may not successfully sell our products in certain geographic markets or develop and manage new sales channels in accordance with our business plan.

We expect to continue to sell our products in certain geographic markets where we do not have significant current business and to a broader customer base. To succeed in certain of these markets, we believe we will need to develop and manage new sales channels and distribution arrangements. Because we have limited experience in developing and managing such channels, we may not be successful in further penetrating certain geographic regions or reaching a broader customer base. Failure to develop or manage additional sales channels effectively would limit our ability to succeed in these markets and could adversely affect our ability to grow our customer base and revenue.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

To date, substantially all of our international sales have been denominated in U.S. dollars; however, most of our expenses associated with our international operations are denominated in local currencies. As a result, a decline in the value of the U.S. dollar relative to the value of these local currencies could have a material adverse effect on the gross margins and profitability of our international operations. Conversely, an increase in the value of the U.S. dollar relative to the value of these local currencies results in our products being more expensive to potential customers and could have an adverse impact on our pricing or our ability to sell our products internationally. To date, we have not used risk management techniques to hedge the risks associated with these fluctuations. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign currency exchange exposure, they are based on forecasts that may vary or that may later prove to have been inaccurate. As a result, fluctuations in foreign currency exchange rates or our failure to successfully hedge against these fluctuations could have a material adverse effect on our operating results and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

A significant portion of our revenues is and will be from jurisdictions outside of the United States. As a result, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of directing, obtaining or keeping business, and requires companies to maintain reasonable books and records and a system of internal accounting controls. The FCPA applies to companies and individuals alike, including company directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by employees, strategic or local partners or other representatives. In addition, the government may seek to rely on a theory of successor liability and hold us responsible for FCPA violations committed by companies or associated with assets which we acquire.

In many foreign countries where we operate, particularly in countries with developing economies, it may be a local custom for businesses to engage in practices that are prohibited by the FCPA or other similar laws and regulations. In contrast, we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws. Although we have not conducted formal FCPA compliance training, we are in the process of devising a training schedule for certain of our employees, agents and partners. Nevertheless, there can be no assurance that our employees, partners and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of the FCPA or our policies for which we may be ultimately held responsible. As a result of our rapid growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. If we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the U.S. and elsewhere could seek to impose civil and/or criminal fines and penalties which could have a material adverse effect on our business, operating results and financial conditions. We may also face collateral consequences such as debarment and the loss of our export privileges.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and solutions must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our channel partners fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. Changes in our products or solutions or changes in applicable export or import laws and regulations may also create delays in the introduction and sale of our products and solutions in international markets, prevent our end-customers with international operations from deploying our products and solutions or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and solutions, or in our decreased ability to export or sell our products and solutions to existing or potential end-customers with international operations. Any decreased use of our products and solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, financial condition and results of operations.

Furthermore, we incorporate encryption technology into certain of our products and solutions. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products and solutions or could limit our customers’ ability to implement our products and solutions in those countries. Encryption products and solutions and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our products and solutions, when applicable, could harm our international sales and adversely affect our revenues. Compliance with applicable regulatory laws and regulations regarding the export of our products and solutions, including with respect to new releases of our solutions, may create delays in the introduction of our products and solutions in international markets, prevent our end-customers with international operations from deploying our products and solutions throughout their globally-distributed systems or, in some cases, prevent the export of our products and solutions to some countries altogether.

U.S. export control laws and economic sanctions programs also prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our products and solutions from being shipped or provided to U.S. sanctions targets, our products and solutions could be shipped to those targets or provided by third-parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. Furthermore, any new embargo or sanctions program, or any change in the countries, governments, persons or activities targeted by such programs, could result in decreased use of our products and solutions, or in our decreased ability to export or sell our products and solutions to existing or potential end-customers, which would likely adversely affect our business and our financial condition.

Risks Related to Our Intellectual Property

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We are subject to claims and litigation by third parties that we infringe their intellectual property rights and we expect claims and litigation with respect to infringement to occur in the future. As our business expands and the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products or revenues and against whom our potential patents provide no deterrence, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. The laws of some foreign countries, including countries in which our products are sold or manufactured, are in many cases not as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. We have focused patent, trademark, copyright and trade secret protection primarily in the United States, China, Taiwan and Europe. As a result, we may not have sufficient protection of our intellectual property in all countries where infringement may occur. In each case, our ability to compete could be significantly impaired.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We are generally obligated to indemnify our channel partners and end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our channel partners and end-customers for certain intellectual property infringement claims regarding our products. As a result, in the case of infringement claims against these channel partners and end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Some of our channel partners and end-customers have sought, and we expect that certain of our channel partners and end-customers in the future may seek, indemnification from us in connection with infringement claims brought against them. In addition, some of our channel partners and end-customers have tendered to us the defense of claims brought against them for infringement. We evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If a channel partner or end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

We rely on the availability of third-party licenses. If these licenses are available to us only on less favorable terms or not at all in the future, our business and operating results would be harmed.

We have incorporated third-party licensed technology into our products. For example, our products incorporate certain technology that we license from Qualcomm Atheros. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek additional licenses for existing or new products. There can be no assurance that the necessary licenses will be available on acceptable terms or at all. The inability to obtain certain licenses or other rights, or to obtain those licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until such time, if ever, as equivalent technology could be identified, licensed or developed and integrated into our products and might have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our products of intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Our use of open source software could impose limitations on our ability to commercialize our products.

Our products contain software modules licensed for use from third-party authors under open source licenses, such as Linux and Cassandra. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business and operating results.

Risks Related to this Offering and Ownership of our Common Stock

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

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failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of                     , 2012, upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for a period of 180 days from the date of this prospectus, subject to potential extension in the event we release earnings results or material news or a material event relating to us occurs near the end of the lock-up period. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of                     , 2012, upon completion of this offering, holders of up to approximately              shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of                     , 2012 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. Although we have applied to list our common stock on                     , an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not intend to pay dividends for the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members of our board of directors.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Dodd-Frank Act, the listing requirements of the                                 , or                     , and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. We expect the capitalized costs of our initial public offering to be between approximately $3.0 million to $4.0 million and the on-going expense of being a public company to be between approximately $2.5 million and $3.5 million annually, not including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, which we expect will be required in 2014.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in complementary companies, products or technologies. However, we have not made any significant acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our end-customers, investors and financial analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our future capital needs are uncertain, and we may need to raise additional funds in the future. If we require additional funds in the future, those funds may not be available on acceptable terms, or at all.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We may, however, need to raise substantial additional capital to:

•	fund our operations;

•	continue our research and development;

•	develop and commercialize new products; or

•	acquire companies, in-licensed products or intellectual property.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products and services;

•	the cost of our research and development activities;

•	the cost of defending, in litigation or otherwise, claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the market for different types of funding and overall economic conditions.

We may require additional funds in the future, and we may not be able to obtain those funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or to grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these actions could harm our operating results.

We are an “Emerging Growth Company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to Emerging Growth Companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years after the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenues of $1 billion or more during any fiscal year before that time, we would cease to be an “emerging growth company” as of the end of that fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If financial or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove members of our board of directors or current management and may adversely affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws each as will be effective upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our board or directors or management. These provisions include the following:

•

our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Certain of our executive officers or directors may be entitled to accelerated vesting of their stock options pursuant to the terms of their employment arrangements or option grants upon a change of control of the company. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition of the company.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of                     , 2012, after giving effect to the issuance of shares of our common stock in this offering. See “Dilution” for more information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our ability to predict our revenue, operating results and gross margin accurately;

•	our ability to maintain an adequate rate of revenue growth and remain profitable;

•	the length and unpredictability of our sales cycles with service provider end-customers;

•	any potential loss of or reductions in orders from our larger customers;

•	the effects of increased competition in our market;

•	our ability to continue to enhance and broaden our product offering;

•	our ability to maintain, protect and enhance our brand;

•	our ability to effectively manage our growth;

•	our ability to remediate the material weakness and significant deficiencies in our internal control over financial reporting;

•	our ability to maintain proper and effective internal controls;

•	the quality of our products and services;

•	our ability to continue to build and enhance relationships with channel partners;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to sell our products and effectively expand internationally;

•	our ability to protect our intellectual property;

•	claims that we infringe intellectual property rights of others; and

•	other risk factors included under the section titled “Risk Factors” in this prospectus.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. “The Gartner Report, Forecast Analysis: Enterprise WLAN Equipment, Worldwide, 2007-2016, 2Q12 Update,” Analyst Christian Canales, June 2012, which we refer to as the Gartner Report, represents data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date and not as of the date of this prospectus, and the opinions expressed in the Gartner Report are subject to change without notice.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus we have no specific plans for the use of the net proceeds we receive from this offering. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing activities and products development. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

We will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and our capitalization as of June 30, 2012 on:

•	an actual basis;

•	a pro forma basis after giving effect to:

•	the conversion of the outstanding shares of our preferred stock into an aggregate of 47,875,371 shares of our common stock, which will occur automatically upon the closing of this offering; and

•	the filing of our amended and restated certificate of incorporation; and

•

a pro forma as adjusted basis to give further effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2012
	(in thousands, except share and per share data) (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$31,270	$31,270	$

Redeemable convertible preferred stock:
Preferred stock, $0.001 par value; 48,207,547 shares authorized, of which 47,875,371 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	76,140	—		—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 95,000,000 shares authorized and 18,621,526 shares issued or outstanding, actual; 95,000,000 shares authorized and 66,496,897 shares issued or outstanding, pro forma; shares authorized and shares issued or outstanding, pro forma as adjusted	19	66
Additional paid-in capital	13,679	89,772
Accumulated deficit	(30,925)	(30,925)

Total stockholders’ equity (deficit)	(17,227)	58,913

Total capitalization	$58,913	$58,913	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the pro forma as adjusted stockholders’ equity by $ and our total capitalization by $ , or $ if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The outstanding share information in the table above excludes, as of June 30, 2012, the following shares:

•

23,875,629 shares of our common stock issuable upon the exercise of options outstanding under our 2002 Stock Plan and our 2012 Equity Incentive Plan at a weighted average exercise price of $2.40 per share;

•	1,168,412 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•	358,780 shares of our common stock issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $2.52 per share; and

•	322,868 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants at a weighted average exercise price of $1.50 per share.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The historical net tangible book value per share of our common stock as of June 30, 2012 was $(31.9) million, or $(1.71) per share. Our pro forma net tangible book value as of June 30, 2012 was $44.2 million, or $0.67 per share, which gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 47,875,371 shares of our common stock immediately prior to the completion of this offering. After giving effect to the receipt of approximately $         million of estimated net proceeds from our sale of shares of common stock in this offering at an assumed offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Assumed initial public offering price per share (the midpoint of the range listed on the cover page of this prospectus)			$
Net tangible book value per share as of June 30, 2012.		$(1.71)
Increase per share attributable to conversion of preferred stock		$2.38

Pro forma net tangible book value per share at June 30, 2012		$0.67
Pro forma increase per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering			$

Dilution in net tangible book value per share to new investors			$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $        , the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to new investors in this offering by $        , or $         if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, as of June 30, 2012:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering of $         per share, which is the midpoint of the range listed on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

The tables and calculations above are based on the number of shares of our common stock outstanding as of June 30, 2012, but do not include, as of June 30, 2012, the following shares:

•

23,875,629 shares of our common stock issuable upon the exercise of options outstanding under our 2002 Stock Plan and our 2012 Equity Incentive Plan at a weighted average exercise price of $2.40 per share;

•	1,168,412 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•	358,780 shares of our common stock issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $2.52 per share; and

•	322,868 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants at a weighted average exercise price of $1.50 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $        , $         and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The foregoing table does not reflect the sales by existing stockholders in connection with sales made by them in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to              shares, or     %, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the consolidated balance sheet data as of June 30, 2012 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the year ended December 31, 2009 as well as the consolidated balance sheet data as of December 31, 2009, are derived from unaudited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. Amounts are in thousands, except per share data.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of preferred stock into 47,875,371 shares of common stock. See Note 11 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
	(unaudited)			(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Product	$43,190	$73,108 (1)	$114,684	$45,318	$88,697
Service	1,169	2,381 (1)	5,339	2,036	5,208

Total revenues	44,359	75,489	120,023	47,354	93,905

Cost of revenues:
Product	22,772	34,039	44,705	18,982	31,916
Service	1,105	1,705	2,502	1,158	1,959

Total cost of revenues	23,877	35,744	47,207	20,140	33,875

Gross profit	20,482	39,745	72,816	27,214	60,030

Operating expenses:
Research and development	14,247	19,256	24,892	10,760	18,187
Sales and marketing	11,188	19,185	32,659	13,299	24,910
General and administrative	3,606	4,231	8,524	3,070	8,437

Total operating expenses	29,041	42,672	66,075	27,129	51,534

Operating income (loss)	(8,559)	(2,927)	6,741	85	8,496
Interest expense	(1,125)	(1,011)	(1,025)	(450)	(472)
Other expense, net	(263)	(290)	(1,215)	(360)	(967)

Income (loss) before income taxes	(9,947)	(4,228)	4,501	(725)	7,057
Income tax benefit (expense)	(39)	(176)	(315)	(137)	17,316

Net income (loss)	$(9,986)	$(4,404)	$4,186	$(862)	$24,373

Net income (loss) attributable to common stockholders	$(9,986)	$(4,404)	$379	$(862)	$6,162

Net income (loss) per share attributable to common stockholders:
Basic	$(0.76)	$(0.30)	$0.02	$(0.06)	$0.34

Diluted	$(0.76)	$(0.30)	$0.02	$(0.06)	$0.20

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	13,116	14,498	15,584	15,009	18,200

Diluted	13,116	14,498	23,269	15,009	30,197

Pro forma net income per share (unaudited):
Basic			$0.07		$0.37

Diluted			$0.06		$0.32

Weighted average shares used in computing pro forma net income per share (unaudited):
Basic			58,980		65,241

Diluted			66,554		77,238

(1)	We adopted ASU 2009-13 and ASU 2009-14 at the beginning of 2010 on a prospective basis for applicable arrangements originating or materially modified after January 1, 2010. Revenues and net income for 2010 were higher by $2.8 million than they would have been prior to the adoption of ASU 2009-13 and ASU 2009-14.

Stock-based compensation expense included in the statements of operations data above was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
	(unaudited)			(unaudited)
Cost of revenues	$65	$82	$148	$49	$53
Research and development	327	468	1,055	332	757
Sales and marketing	149	242	471	148	558
General and administrative	250	421	594	250	1,510

Total stock-based compensation expense	$791	$1,213	$2,268	$779	$2,878

	As of December 31,			As of June 30, 2012
	2009	2010	2011	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
	(unaudited)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,597	$1,891	$11,200	$31,270	$31,270	$
Working capital	9,648	4,418	(2,927)	26,508	26,508
Total assets	28,133	29,790	65,690	112,794	112,794
Deferred revenue, current and long term	10,494	10,280	17,181	21,281	21,281
Redeemable convertible preferred stock	50,919	51,257	51,257	76,140	—
Total stockholders’ equity (deficit)	(51,702)	(54,835)	(44,743)	(17,227)	58,913

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock into 47,875,371 shares of our common stock immediately prior to the closing of this offering.
(2)	The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above, as well as the estimated net proceeds of $ million from our sale of shares of common stock that we are offering at the initial public offering price of $ per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Ruckus is a leading provider of carrier-class Wi-Fi solutions. Our solutions, which we call Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Our Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Our products include gateways, controllers and access points. These products incorporate our proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

Our products have been sold to over 16,000 end-customers worldwide. Our service provider end-customers include mobile operators, cable companies, wholesale operators and fixed-line carriers. Our enterprise end-customers span a wide range of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas.

Our revenue increased 98%, from $47.4 million for the first half of 2011 to $93.9 million for the first half of 2012. Our revenue increased from $44.4 million in 2009 to $75.5 million in 2010 and to $120.0 million in 2011, representing a compound annual growth rate of 64%. Our performance improved from a net loss of $0.9 million for the first half of 2011 to net income of $24.4 million for the first half of 2012, which included $17.4 million of income related to the release of the valuation allowance on our net deferred tax assets. Our performance improved from a net loss of $10.0 million in 2009 to a net loss of $4.4 million in 2010 and to net income of $4.2 million in 2011.

We have focused since our inception in 2004 on developing products that combine industry standard Wi-Fi chip sets with our proprietary technology to deliver high performance Wi-Fi connectivity in challenging environments. We first commercialized our Wi-Fi technology in customer premise equipment, or CPE, that performed the highly demanding task of delivering live television over Wi-Fi. In 2005 we began selling our Smart Wi-Fi CPE products to broadband operators for Internet Protocol television, or IPTV, distribution within a home.

Following the launch of our CPE products, we began to apply the expertise that we gained in delivering a Wi-Fi solution for home use to address the capacity and coverage requirements of service providers and midsized enterprises. In late 2007, we first introduced our carrier-class ZoneFlex product line. ZoneFlex integrates our Smart Wi-Fi technologies into a set of access points and controllers that provide cost-effective, highly reliable and scalable solutions to service providers and enterprises.

In connection with the launch of our ZoneFlex product line we began to significantly increase our investments in our service provider and enterprise sales and marketing activities. At the same time we began to shift focus away from our CPE products. CPE revenue was less than 5% of total revenue in the first quarter of 2012 and we expect this revenue to decline as a percentage of total revenue in future periods.

As demand for our products from service providers increased, we recognized the need to enable service providers to integrate their Wi-Fi and cellular network infrastructures. We therefore significantly increased our research and development activities to address network integration requirements of service providers. Consistent with that focus, we acquired the business of IntelliNet Technologies, Inc., or IntelliNet, for total consideration of $15.6 million, which increased our ability to manage and control subscriber traffic across Wi-Fi and cellular networks.

We launched our SmartCell gateway in the first quarter of 2012 to enable service providers to support and manage our Smart Wi-Fi access points and to serve as a platform for integration of Wi-Fi and other services into the service provider network infrastructure. While this product was designed to address specific requirements of service providers, we generally develop and sell the same products for both our service provider and enterprise end-customers. This approach to our products provides us maximum leverage from our research and development and sales and marketing investments with respect to service providers and enterprises.

We target both service providers and enterprises that require carrier-class Wi-Fi solutions through our global force of sales personnel and systems engineers. They work with more than 5,300 value-added resellers and distributors, which we collectively refer to as channel partners, to reach and service our end-customers. Our channel partners provide lead generation, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. In some instances, service providers may also act as a channel partner for sales of our solutions to enterprises. Our sales personnel and systems engineers typically engage directly with selected large service providers and enterprises whether or not product fulfillment involves our channel partners. In contrast, the majority of our enterprise sales are originated and completed by our channel partners with little or no direct engagement with us.

Service providers typically require long sales cycles, which generally range between one and three years, but can be longer. The sale to a large service provider usually begins with an evaluation, followed by one or more network trials, followed by vendor selection and finally deployment and testing. A large service provider will frequently issue a request for proposals to shortlist competitive suppliers prior to the network trials. Completion of several of these steps is substantially outside of our control, which causes our revenue patterns from large service providers to vary widely from period to period. After initial deployment, subsequent purchases of our products typically have a more compressed sales cycle. The service providers that we consider to be primarily end-customers produced approximately a quarter of our revenue in 2011. Sales cycles for enterprises are typically less than 90 days.

We are a global business and, since 2009, more than 60% of our annual revenue has been generated outside of the United States. Due primarily to the size of large service provider orders, the amount of revenue from a region may vary significantly from period to period. For example, in 2011, 37% of our revenue was generated from the Americas region, 35% was generated from the Asia Pacific, or APAC, region and 28% was generated from the Europe, Middle East and Africa, or EMEA, region. However, during the first half of 2012, 42% of our revenue was generated from the Americas, 37% was generated from the APAC region, and 21% was generated from the EMEA region. We derive revenue from sales of our products and from services, which are primarily maintenance and support. Over 90% of our revenue is from product sales.

We outsource the manufacturing of our hardware products, including all of our access points and controllers, to contract manufacturers. We outsource the warehousing and delivery of our products to a third-party logistics provider for worldwide fulfillment. We perform quality assurance and testing at our Sunnyvale, California facilities.

We believe the market for our Smart Wi-Fi solutions is growing rapidly and our intention is to continue to invest for long-term growth. We expect to continue to invest heavily in research and development to expand the capabilities of our solutions with respect to services providers and enterprises. We also plan to continue to make significant investments in our field sales and marketing activities, both by increasing our service provider focused direct sales force and by expanding our network of channel partners.

Key Components of Our Results of Operations and Financial Condition

Revenues

We generate revenue from the sales of our products and services. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition” below, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our total revenue is comprised of the following:

Product Revenue.    The majority of our product revenue is generated from sales of our products, which predominately includes access points and controllers as well as corresponding controller licenses. We generally recognize product revenue on sales to distributors’ customers and at the time of shipment for all other customers, provided that all other revenue recognition criteria have been met.

Service Revenue.    Service revenue is generated primarily from post-contract support, or PCS, and includes software updates on a when and if available basis, telephone and internet access to technical support personnel and hardware support. PCS terms are typically one year to five years and we recognize service revenue over the contractual service period.

Cost of Revenues

Our total cost of revenues is comprised of the following:

Cost of Product Revenue.    Cost of product revenue primarily includes manufacturing costs of our products payable to third-party contract manufacturers. Our cost of product revenue also includes shipping costs, third-party logistics costs, provisions for excess and obsolete inventory, warranty and personnel costs, including stock-based compensation, certain allocated costs for facilities and other expenses associated with logistics and quality control.

Cost of Service Revenue.    Cost of service revenue primarily includes personnel costs, including stock-based compensation, and certain allocated costs for facilities and other expenses associated with our global support organization.

Operating Expenses

Research and Development.    Research and development expense consists primarily of personnel costs, including stock-based compensation, for employees and contractors engaged in research, design and development activities, as well as costs for prototype-related expenses, product certification, travel, depreciation, recruiting and allocated costs for certain facilities and benefits costs allocated based on headcount. We believe that continued investment in research and development and our products is important to attaining our strategic objectives. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, although our research and development expense may fluctuate as a percentage of total revenue.

Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, commission costs and stock-based compensation for employees and contractors engaged in sales and marketing activities. Commission costs are calculated on shipment and expensed in the same period. Sales and marketing expense also includes the costs of trade shows, marketing programs, promotional materials, demonstration equipment, travel, depreciation, recruiting and allocated costs for certain facilities and benefits costs allocated based on headcount. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations in support of our investment in our growth opportunities, although our sales and marketing expense may fluctuate as a percentage of total revenue.

General and Administrative.    General and administrative expense consists primarily of personnel costs and stock-based compensation for our executive, finance, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal, audit and accounting services, depreciation and facilities and other supporting overhead costs not allocated to other departments. We expect general and administrative expense to increase in absolute dollars following the completion of our initial public offering due to additional legal fees, and accounting, insurance and investor relations, and other costs associated with being a public company, as well as due to costs associated with growing our business and pending litigation, although our general and administrative expense may fluctuate as a percentage of total revenue.

Interest Expense

Interest expense consists of interest on our outstanding debt and amortization of loan fees. All outstanding debt was repaid in full by the end of June 2012.

Other Expense, net

Other expense, net consists primarily of the change in fair value of our redeemable convertible preferred stock warrant liability. Redeemable convertible preferred stock warrants are classified as a liability on our consolidated balance sheets and their estimated fair value is re-measured at each balance sheet date with the corresponding change recorded within other expense, net. If the fair value of our common stock increases, the fair value of the warrant liability will increase, which would also increase the charges recognized through other expense, net.

Income Tax Expense

During the quarter ended June 30, 2012, we concluded that it was more likely than not that we would be able to realize the benefit of the U.S. federal and state deferred tax assets in the future. As a result, we reduced the valuation allowance on our net deferred tax assets by $17.5 million at June 30, 2012. The release of the valuation allowance contributed a benefit of $17.4 million to the net income tax benefit of $17.3 million for the first half of 2012.

Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. We are required to consider all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items, in determining whether a full or partial release of our valuation allowance is required. We are also required to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment. As a result, there can be no assurance that there will be a release in future periods of the remaining amount of our valuation allowance, or that an increase in such allowance may not be required in the future.

Results of Operations

The following tables set forth our results of operations for the periods presented as a percentage of total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Revenues:
Product	96.8%	95.6%	95.7%	94.5%
Service	3.2	4.4	4.3	5.5

Total revenues	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
Product	45.1	37.2	40.1	34.0
Service	2.3	2.1	2.4	2.1

Total cost of revenues	47.4	39.3	42.5	36.1

Gross margin	52.6	60.7	57.5	63.9

Operating expenses:
Research and development	25.5	20.7	22.7	19.4
Sales and marketing	25.4	27.2	28.1	26.5
General and administrative	5.6	7.1	6.5	9.0

Total operating expenses	56.5	55.0	57.3	54.9

Operating margin	(3.9)	5.7	0.2	9.0
Interest expense	(1.3)	(0.9)	(1.0)	(0.5)
Other expense, net	(0.4)	(1.0)	(0.7)	(1.0)

Income (loss) before income taxes	(5.6)	3.8	(1.5)	7.5
Income tax benefit (expense)	(0.2)	(0.3)	(0.3)	18.4

Net income (loss)	(5.8)%	3.5%	(1.8)%	25.9%

Comparison of the Six Months Ended June 30, 2011 and 2012

Revenues

	Six Months Ended June 30,
	2011		2012		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenues:
Product	$45,318	95.7%	$88,697	94.5%	$43,379	95.7%
Service	2,036	4.3%	5,208	5.5%	3,172	155.8%

Total	$47,354	100.0%	$93,905	100.0%	$46,551	98.3%

	Six Months Ended June 30,
	2011		2012		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by geographic region:
Americas	$18,526	39.1%	$39,232	41.8%	$20,706	111.8%
APAC	13,407	28.3%	35,238	37.5%	21,831	162.8%
EMEA	15,421	32.6%	19,435	20.7%	4,014	26.0%

Total	$47,354	100.0%	$93,905	100.0%	$46,551	98.3%

The increase in product revenue was primarily driven by an increase of $48.4 million in ZoneFlex product sales to new and existing customers offset slightly by a decrease of $5.0 million in CPE product sales due to increased focus on our higher margin products and shift away from sales of our CPE products. The increase in ZoneFlex product sales was due to increased adoption by our end-customers of our ZoneFlex products. Our total number of end-customers increased from approximately 8,100 at June 30, 2011 to approximately 16,000 at June 30, 2012.

The increase in service revenue is primarily related to the increase in PCS sales in connection with the increased sales of our ZoneFlex products. Service revenues are amortized over the contractual service period.

The Americas and APAC contributed substantially all of the revenue increase between the periods. Revenue from all regions increased during the first half of 2012 primarily due to our investment in increasing the size of our sales force and the number of channel partners in each region focused on selling our ZoneFlex product. APAC revenues were positively impacted by sales by one of our distributors to a large service provider. The growth in the EMEA region was offset by a decline of approximately $3.6 million in revenues from CPE products.

Cost of Revenues and Gross Margin

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Cost of revenues:
Product	$18,982	$31,916	$12,934	68.1%
Service	1,158	1,959	801	69.2%

Total cost of revenues	$20,140	$33,875	$13,735	68.2%

	Six Months Ended June 30,
	2011		2012		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in thousands)
Gross margin:
Product	$26,336	58.1%	$56,781	64.0%	$30,445	5.9
Service	878	43.1%	3,249	62.4%	2,371	19.3

Total gross margin	$27,214	57.5%	$60,030	63.9%	$32,816	6.4

Gross margin increased 6.4 percentage points. The increase of 5.9 percentage points in product gross margin was primarily due to a shift in product mix, with an increase in our higher margin ZoneFlex products compared to our lower margin CPE products, improved operational efficiencies, and reduced CPE inventory write downs due to product end of life in the prior year partially offset by increased amortization of purchased technology resulting from our purchase of IntelliNet. The increase of 19.3 percentage points in service gross margin was primarily a result of a 155.8% growth in service revenue offset, in part, by an increase in the cost arising from our investment in increasing our service operations to manage anticipated growth.

Research and Development

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Research and development	$10,760	$18,187	$7,427	69.0%
% of revenue	22.7%	19.4%

The increase in research and development expenses was primarily attributable to increases in personnel and related costs of $4.5 million, which included stock-based compensation of $0.4 million, as we continued to add headcount and increase our investments in future product offerings. Research and development expenses also increased due to higher depreciation of $0.5 million, increased product design and implementation of $1.2 million and increased other engineering costs of $1.2 million. We expect our research and development costs to continue to increase in absolute dollars, as we continue to invest in developing new products and developing new versions of our existing products.

Sales and Marketing

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Sales and marketing	$13,299	$24,910	$11,611	87.3%
% of revenue	28.1%	26.5%

The increase in sales and marketing expenses was primarily attributable to increases in headcount and related expenses as we increase our sales organization as part of our strategy to expand our reach into new service providers and channel partners. Personnel and related expenses increased $5.8 million, including increased commission expenses of $1.1 million related to our increased sales and stock-based compensation of $0.4 million. Third-party commission expense increased by $2.4 million primarily related to our expansion in the Japanese market. Marketing expenses increased $1.1 million and travel expenses increased $0.9 million due to an increase in tradeshows and public relations activities as we continue to focus our efforts on product marketing. Other sales and marketing expenses increased $1.4 million in recruiting, consulting, general departmental expenses and allocated costs due to increased activity and headcount. We expect that sales and marketing expenses will continue to increase in absolute dollars as we continue our strategy of adding sales personnel to target service providers and enterprises.

General and Administrative

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
General and administrative	$3,070	$8,437	$5,367	174.8%
% of revenue	6.5%	9.0%

The increase in general and administrative expenses was primarily attributable to an increase in personnel costs of $2.3 million which includes stock-based compensation of $1.3 million. General and administrative costs also increased due to higher professional services costs of $2.0 million and other general expenses of $1.1 million in depreciation, facilities and other supporting overhead costs not allocated to other departments. The increases were attributable to our efforts to support the growth of our business and to start preparing to become a publicly held company. We expect that general and administrative expenses will continue to increase in absolute dollars due primarily to costs associated with being a public company and to support the growth in our business.

Interest Expense

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Interest expense	$450	$472	$22	4.9%

Interest expense relates to our loans payable that accrue interest at fixed rates of between 7.0% and 9.5% per year. As a result, our interest expense was relatively flat between the first halves of 2011 and 2012. All loans were paid off in June 2012.

Other Expense, net

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense, net	$360	$967	$607	168.6%

Other expense, net increased from the first half of 2011 to the first half of 2012 primarily due to increases from the revaluation of our outstanding redeemable convertible preferred stock warrant.

Income Tax (Benefit) Expense

	Six Months Ended June 30,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Income tax benefit (expense)	$(137)	$17,316	$17,453	—%

The income tax benefit in the first half of 2012 primarily relates to the release of our valuation allowance of $17.4 million, offset by minor amounts of state and foreign taxes.

The release of the valuation allowance is based on our determination during the quarter ended June 30, 2012 that it was more likely than not that we would be able to realize the benefit of the U.S. federal and state deferred tax assets in the future. We based this conclusion on historical and projected operating performance, as well as our expectation that our operations will generate sufficient taxable income in future periods to realize the tax benefits associated with the deferred tax assets.

Years Ended December 31, 2010 and 2011

Revenues

	Years Ended December 31,
	2010		2011		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenues:
Product	$73,108	96.8%	$114,684	95.6%	$41,576	56.9%
Service	2,381	3.2%	5,339	4.4%	2,958	124.2%

Total	$75,489	100.0%	$120,023	100.0%	$44,534	59.0%

	Years Ended December 31,
	2010		2011		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by geographic region:
Americas	$24,038	31.8%	$45,154	37.6%	$21,116	87.8%
APAC	27,485	36.4%	41,658	34.7%	14,173	51.6%
EMEA	23,966	31.8%	33,211	27.7%	9,245	38.6%

Total	$75,489	100.0%	$120,023	100.0%	$44,534	59.0%

The increase in product revenue from 2010 to 2011 was primarily driven by an increase of $52.9 million in ZoneFlex product sales to new and existing customers, offset in part by a decrease of $11.3 million in CPE product sales due to increased focus on our higher margin products and a shift away from sales of our CPE products. The increase in product sales was due to increased adoption by end-customers of our ZoneFlex products. Our total number of aggregate end-customers increased from approximately 5,600 at December 31, 2010 to approximately 11,600 at December 31, 2011.

The increase in service revenue is primarily related to the increase over time in PCS sales in connection with the sales of our ZoneFlex products, as service revenues are amortized over the contractual service period.

The Americas and APAC regions contributed the largest portion of the revenue increase between the periods because of their larger and more established sale force. Revenue from all regions increased during 2011 primarily due to our investment in increasing the size of our sales force and the number of channel partners in each region. The growth in the Americas, APAC and EMEA regions was slightly offset by a decline of approximately $2.3 million, $6.0 million and $3.0 million, respectively, in revenues from CPE products due to increased focus on our higher margin products and a shift away from sales of our CPE products.

Cost of Revenues and Gross Margin

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Cost of revenues:
Product	$34,039	$44,705	$10,666	31.3%
Service	1,705	2,502	797	46.7%

Total cost of revenues	$35,744	$47,207	$11,463	32.1%

	Years Ended December 31,
	2010		2011		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in thousands)
Gross profit:
Product	$39,069	53.4%	$69,979	61.0%	$30,910	7.6
Service	676	28.4%	2,837	53.1%	2,161	24.7

Total gross profit	$39,745	52.6%	$72,816	60.7%	$33,071	8.1

Gross margin increased 8.1 percentage points. The increase of 7.6 percentage points in product gross margin was primarily due to a shift in product mix, with an increase in our higher margin ZoneFlex products compared to our lower margin CPE products and improved operational efficiencies. The increase of 24.7 percentage points in service gross margin was primarily a result of a 124.2% growth in service revenue while cost of service revenue only increased by 46.7% due to increased operating efficiencies in our service and support group.

Research and Development

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Research and development	$19,256	$24,892	$5,636	29.3%
% of revenue	25.5%	20.7%

The increase in research and development expenses from 2010 to 2011 was primarily attributable to increases in personnel and related costs of $4.7 million, which included increased stock-based compensation of $0.6 million, as we continued to add headcount and increase our investments in future product offerings and by an aggregate of $0.9 million due in part to increased depreciation and other allocations.

Sales and Marketing

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Sales and marketing	$19,185	$32,659	$13,474	70.2%
% of revenue	25.4%	27.2%

The increase in sales and marketing expenses from 2010 to 2011 was primarily attributable to increases in headcount and related expenses of $7.5 million, including commission expenses of $2.3 million related to increase in revenue and increased stock-based compensation expense of $0.2 million as we expand our sales organization to support our revenue growth. Third party commission expense increased by $1.8 million primarily due to expansion into the Japanese market. Marketing expenses increased $1.0 million due to an increase in tradeshows and public relations activities. Travel expenses increased $1.2 million as a result of the increased marketing activities as well as our increased sales headcount. Other sales and marketing costs, including consulting, depreciation and allocations, increased $2.0 million to support our continued growth and additional headcount.

General and Administrative

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
General and administrative	$4,231	$8,524	$4,293	101.5%
% of revenue	5.6%	7.1%

The increase in general and administrative expenses from 2010 to 2011 was primarily attributable to an increase in personnel related costs of $1.0 million which includes increased stock-based compensation of $0.2 million, and to increased professional services costs of $2.0 million, including increased legal expenses of $1.6 million due principally to defending several lawsuits. We also incurred an increase of $0.6 million in consulting expenses related to the growth in our business and an increase of $0.9 million in other general and administrative expenses including depreciation, travel, facilities, and other overhead costs to support the business.

Interest Expense

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Interest expense	$1,011	$1,025	$14	1.4%

Interest expense primarily relates to our loans payable that accrue interest at fixed rates of between 7.0% and 9.5% per year. Loans outstanding during the two years did not substantially change.

Other Expense, net

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense, net	$290	$1,215	$925	319.0%

Other expense, net primarily consists of charges related to the revaluation of our redeemable convertible preferred stock warrants to fair value each reporting period.

Income Tax Expense

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Income tax expense	$176	$315	$139	79.0%

The income tax expense primarily relates to amounts for state and foreign income taxes.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the six quarters ended June 30, 2012, as well as the percentage that each line item represents of total revenue. We have prepared the statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included in this prospectus. In the opinion of management, the quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
	(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Product	$20,418	$24,900	$30,169	$39,197	$42,547	$46,150
Service	924	1,112	1,464	1,839	2,467	2,741

Total revenues	21,342	26,012	31,633	41,036	45,014	48,891

Cost of revenues:
Product	9,011	9,971	11,401	14,322	15,636	16,280
Service	566	592	609	735	945	1,014

Total cost of revenues	9,577	10,563	12,010	15,057	16,581	17,294

Gross profit	11,765	15,449	19,623	25,979	28,433	31,597

Operating expenses:
Research and development	4,927	5,833	6,434	7,698	8,749	9,438
Sales and marketing	6,245	7,054	8,199	11,161	12,203	12,707
General and administrative	1,518	1,552	2,801	2,653	2,981	5,456

Total operating expenses	12,690	14,439	17,434	21,512	23,933	27,601

Operating income (loss)	(925)	1,010	2,189	4,467	4,500	3,996

Interest expense	(224)	(226)	(203)	(372)	(228)	(244)
Other expense, net	(50)	(310)	(67)	(788)	(243)	(724)

Income (loss) before income taxes	(1,199)	474	1,919	3,307	4,029	3,028
Income tax benefit (expense)	(69)	(68)	(69)	(109)	(284)	17,600

Net income (loss)	$(1,268)	$406	$1,850	$3,198	$3,745	$20,628

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Consolidated Statement of Operations Data:
Revenues:
Product	95.7%	95.7%	95.4%	95.5%	94.5%	94.4%
Service	4.3%	4.3%	4.6%	4.5%	5.5%	5.6%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
Product(1)	42.2%	38.3%	36.0%	34.9%	34.7%	33.3%
Service(1)	2.7%	2.3%	2.0%	1.8%	2.1%	2.1%

Total cost of revenues	44.9%	40.6%	38.0%	36.7%	36.8%	35.4%

Gross profit	55.1%	59.4%	62.0%	63.3%	63.2%	64.6%
Operating expenses:
Research and development	23.1%	22.4%	20.3%	18.8%	19.5%	19.3%
Sales and marketing	29.3%	27.1%	25.9%	27.2%	27.1%	26.0%
General and administrative	7.1%	6.0%	8.9%	6.4%	6.6%	11.1%

Total operating expenses	59.5%	55.5%	55.1%	52.4%	53.2%	56.4%

Operating income (loss)	(4.4)%	3.9%	6.9%	10.9%	10.0%	8.2%

Interest expense	(1.0)%	(0.9)%	(0.6)%	(0.9)%	(0.5)%	(0.5)%
Other expense, net	(0.2)%	(1.2)%	(0.2)%	(1.9)%	(0.5)%	(1.5)%

Income (loss) before income taxes	(5.6)%	1.8%	6.1%	8.1%	9.0%	6.2%
Income tax benefit (expense)	(0.3)%	(0.2)%	(0.2)%	(0.3)%	(0.7)%	36.0%

Net income (loss)	$(5.9)%	$1.6%	$5.9%	7.8%	8.3%	42.2%

(1)	The table below shows gross profit as a percentage of each component of revenue, referred to as gross margin.

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Gross Margin by Component of Revenue:
Product	55.9%	60.0%	62.2%	63.5%	63.3%	64.7%
Service	38.7%	46.8%	58.4%	60.0%	61.7%	63.0%
Total gross margin	55.1%	59.4%	62.0%	63.3%	63.2%	64.6%

The following table sets forth unaudited quarterly consolidated statements of stock-based compensation expense data for the six quarters ended June 30, 2012, as well as the percentage that stock-based compensation represented of total revenue.

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
	(unaudited)
Stock-based compensation expense	$366	$413	$691	$798	$918	$1,960
% of revenues	1.7%	1.6%	2.2%	1.9%	2.0%	4.0%

Our revenue increased in each quarter presented. For the fourth quarter of 2011 and first quarter of 2012, the increase in product revenue was primarily driven by sales by one of our distributors to a large service provider. We generally expect an increase in revenues from enterprise business activity from our education and hospitality end-customers in our second and third quarters. For this reason sequential quarter revenue comparisons may not always be meaningful.

In addition, we also expect that our quarterly revenues may continue to be affected by orders from large service providers. We expect operating income to be similarly affected by large orders from service providers because our expenses are relatively fixed in the near-term.

Total gross profit increased in each quarter presented. Our gross margin is primarily affected by shifts in the mix of sales between higher margin ZoneFlex products compared to lower margin CPE products. Gross margins started to stabilize in the fourth quarter of 2011 as the sales of CPE products were no longer a significant portion of to total sales.

Total operating expenses increased sequentially in each quarter presented due to the addition of personnel in research and development, sales and marketing and general and administrative organization in connection with the significant expansion of our business. Research and development expenses increased as a percentage of revenue in the first quarter of 2012 primarily due to increased engineering costs as we continue to invest in developing new products and developing new versions of existing products. Sales and marketing expense increased significantly in the fourth quarter of 2011 primarily due to higher sales and the resulting increase in commissions, third-party commission expense related to expansion in the Japanese market and sales and marketing program expense as we expanded operations. General and administrative expense increased in the second quarter of 2012 primarily due to increased headcount and outside services fees related both to the overall growth of our business and in preparation for our initial public offering as well as an increase in stock-based compensation of $1.0 million, or 2.0% of revenues. Without the impact of stock-based compensation expense, our operating margins have been fairly consistent for the three quarters ended June 30, 2012.

Liquidity and Capital Resources

We had cash and cash equivalents of $31.3 million at June 30, 2012. Cash and cash equivalents consist of cash and money market funds. Cash held overseas was $1.5 million. We did not have any short-term or long-term investments.

Since inception, we have primarily financed our operations and capital expenditures through private sales of preferred stock, debt and cash flows from our operations. We have raised an aggregate of $75.8 million in net proceeds from the issuance of our preferred stock.

We also borrowed approximately $11.9 million under a loan and security agreement with a financial institution in 2007 and 2008 which was repaid in full in June 2012.

In October 2011, we acquired certain assets of IntelliNet for total cash consideration of $6.0 million and future consideration of up to $7.0 million. During the second quarter of 2012, we paid $1.0 million of the future consideration. This acquisition was partially financed through a short-term credit facility for $5.0 million, which was repaid in full in January 2012.

We plan to continue to invest for long-term growth. We anticipate that these investments will continue to increase in absolute dollars. We believe that our existing cash and cash equivalents balance together with cash proceeds from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(dollars in thousands)
			(unaudited)
Net cash provided by (used in) operating activities	$(6,626)	$14,951	$1,436	$14,274
Net cash used in investing activities	(1,555)	(9,664)	(1,270)	(5,680)
Net cash provided by (used in) financing activities	(525)	4,022	(467)	11,476

Net increase (decrease) in cash and cash equivalents	$(8,706)	$9,309	$(301)	$20,070

Operating Activities

We generated $14.3 million of cash from operating activities in the first half of 2012 resulting from our net income of $24.4 million, increased by changes in our operating assets and liabilities of $1.3 million and offset in part by non-cash net benefits of $11.4 million. The non-cash net benefit consisted primarily of the release of our valuation allowance for deferred income taxes of $17.4 million, partially offset by non-cash charges consisting mainly of depreciation and amortization of $2.2 million, stock-based compensation of $2.9 million, revaluation of contingent liabilities of $0.3 million and revaluation of our preferred stock warrants of $0.4 million. The net change in our operating assets and liabilities was the result of a net increase in accounts payable, accrued compensation, and accrued liabilities of $4.2 million relating to the growth in our business, and an increase in deferred revenues of $4.1 million primarily due to increases in service sales, partially offset by increased inventories of $3.9 million and accounts receivable of $2.5 million arising from the growth of our business.

We generated $1.4 million of cash from operating activities in the first half of 2011 resulting from non-cash charges of $1.7 million and changes in our operating assets and liabilities of $0.6 million, partially offset by our net loss of $0.9 million. Non-cash charges consisted of stock-based compensation of $0.8 million, depreciation and amortization of $0.7 million, and revaluation of our preferred stock warrants of $0.2 million. The net change in our operating assets and liabilities was primarily due to a net increase in accounts payable, accrued compensation, and accrued liabilities of $0.7 million associated with the growth in our business, a decrease in inventory of $3.9 million and decreased distributor stock of $0.2 million partially offset by increased accounts receivable of $4.4 million arising from the growth of our business.

We generated $15.0 million of cash from operating activities in 2011 resulting from our net income of $4.2 million, increased by non-cash charges primarily consisting of $5.4 million and changes in our operating assets and liabilities of $5.4 million. Non-cash charges consisted of stock-based compensation of $2.3 million, depreciation and amortization of $2.1 million and revaluation of preferred stock warrants of $0.9 million. The net changes in our operating assets and liabilities was the result of increased accounts payable and accrued expenses of $7.5 million relating to the growth in our business, increased accrued vacation due to our increased headcount and increased deferred rent for new facilities, increased deferred revenue of $6.9 million due to increased PCS sales, increase deferred product sales and increased stock at our distributors, and decreased inventories of $1.3 million as part of our effort to increase operational efficiency, offset in part by increased accounts receivable of $10.0 million due to increased sales.

We used $6.6 million of cash in operating activities in 2010 resulting from our net loss of $4.4 million and increased inventories of $9.5 million to satisfy growing demand partially offset in part by non-cash depreciation and amortization of $1.1 million, non-cash stock-based compensation of $1.2 million and increased accounts payable and accrued expenses of $5.3 million relating to the growth in the business.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment related to leasehold improvements, technology hardware and tooling to support our growth in headcount and to support operations and our corporate infrastructure. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations.

Cash used in investing activities in the first half of 2012 was $5.7 million, of which $3.8 million related to purchases of property and equipment, $1.0 million was a partial payment on future consideration for the purchase of IntelliNet and $0.8 million related to refundable deposits on new facility leases.

Cash used in investing activities in the first half of 2011 was $1.3 million, all of which was for the purchase of property and equipment.

Cash used in investing activities in 2011 was $9.7 million, of which $6.0 million was for the acquisition of IntelliNet and $3.7 million was related to purchases of property and equipment.

Cash used in investing activities in 2010 was $1.6 million, all of which was for the purchase of property and equipment.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of preferred stock and, to a much lesser extent, the issuance of common stock upon exercise of employee stock options.

We generated $11.5 million of cash from financing activities during the first half of 2012 primarily from the sale of $25.0 million of our Series G preferred stock financing and $0.2 million in proceeds from the exercises of stock options, offset in part by repayment of $13.6 million under our credit facilities and Series G preferred stock issuance costs of $0.1 million.

We used $0.5 million of cash from financing activities during the first half of 2011 primarily due to repayment of bank borrowings.

We generated $4.0 million of cash from financing activities in 2011, primarily due to a net increase of $3.4 million in borrowings under our credit facilities and $0.6 million in proceeds from the exercises of stock options.

We used $0.5 million of cash in financing activities in 2010 due to a net repayment of $0.8 million under our credit facilities, offset in part by $0.3 million in proceeds from the exercises of stock options.

Contractual Obligations

Leases

We lease our headquarters in Sunnyvale, California and other locations worldwide under non-cancelable operating leases that expire at various dates through fiscal 2022. The following table summarizes our contractual obligations at June 30, 2012, including leases:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Operating leases	$28,510	$3,184	$9,664	$4,570	$11,092
Purchase commitments(1)	6,442	6,442	—	—	—

Total	$34,952	$9,626	$9,664	$4,570	$11,092

(1)	Consists of minimum purchase commitments with our contract manufacturers.

Contract Manufacturing

We subcontract with other companies to manufacture our products. During the normal course of business, our contract manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the contract manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability and as of June 30, 2012, we have no significant accruals recorded. Our financial position and results of operations could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Warranties and Indemnifications

We offer a limited lifetime hardware warranty on our indoor wireless LAN products and a limited warranty for all other products for a period of up to one year for hardware and 90 days for software. In accordance with the Financial Accounting Standards Board’s, or FASB’s, Accounting Standards Codification, or ASC 450-30, Loss Contingencies, we record an accrual when we believe it is estimable and probable based upon historical experience. We record a provision for estimated future warranty work in cost of goods sold upon recognition of revenues and we review the resulting accrual regularly and periodically adjust it to reflect changes in warranty estimates.

We indemnify our directors and officers for certain events or occurrences, subject to certain limits, while the director is or was serving at the company’s request in such capacity. The term of the indemnification period is for the director’s term of service. We may terminate the indemnification agreements with our directors upon the termination of their services as directors of the company, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, we have a director insurance policy that limits our exposure. We believe the fair value of these indemnification agreements is minimal.

We indemnify our channel partners against certain claims alleging that our products, excluding custom products and/or custom support, furnished under the agreement between the company and such channel partners infringe a patent, copyright, trade secret, or trademark, provided that the channel partner promptly notifies us in writing of the claim and cooperates with us in, and grants us the authority to control, the defense and any related settlement.

Major Distributors

The following distributors represented greater than 10% but not more than 25% of our revenue for 2011 and the six months ended June 30, 2012: Mitsui Electronics Corporation, ScanSource Security Distribution, Inc. and Synnex Corporation.

Our agreements with these distributors were made in the ordinary course of our business and may be terminated with or without cause by either party with advance notice. Although we believe we would experience some short-term disruption in the distribution of our products if any of these agreements were terminated, we believe such terminations would not have a material adverse effect on our financial results and that alternative distributors, resellers and other distribution channels exist to deliver our products to our end-customers.

Critical Accounting Policies, Estimates and Internal Control Over Financial Reporting

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, inventory, valuation of goodwill, intangible assets, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 1 of the accompanying notes to our consolidated financial statements.

In connection with the contemporaneous audit of our consolidated financial statements for the years ended December 31, 2011 and 2010, our independent registered public accountants indentified a material weakness and several significant deficiencies in our internal control over financial reporting. For additional information, see the risk factor “Our independent registered public accountants have identified a material weakness and several significant deficiencies in our internal control over financial reporting…” on page 17 of this prospectus.

Revenue Recognition

We generate revenue from the sales of hardware with embedded software and related PCS through a direct sales force and indirect relationships with our channel partners.

Revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. We rely upon sales contracts and purchase orders to determine the existence of an arrangement.

•	Delivery has occurred. Delivery is deemed to have occurred when title has transferred. We use shipping documents to verify transfer of title.

•	The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the terms associated with the transaction.

•	Collectability is reasonably assured. We assess collectability based on credit analysis and payment history.

We recognize product revenue at the time title transfers provided that all other revenue recognition criteria have been met.

Certain of our distributors that stock our product are granted stock rotation rights as well as rebates for sales of our products. Therefore, the arrangement fee for this group of distributors is not fixed and determinable when products are shipped and revenue is therefore deferred until our products are shipped to the distributors’ customer.

Certain of our arrangements are multiple-element arrangements which consist of hardware products with embedded software and PCS. Our hardware with the embedded software, which is a proprietary operating system that together with the hardware delivers the functionality desired by our customers, is considered a separate unit of accounting from PCS as our customers often buy our hardware products without PCS. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or service.

To determine the estimated selling price in multiple-element arrangements, we first look to establish vendor specific objective evidence, or VSOE, of the selling price using the prices charged for a deliverable when sold separately. If VSOE of the selling price cannot be established for a deliverable, we look to establish third-party evidence, or TPE, of the selling price by evaluating the pricing of similar and interchangeable competitor products or services in standalone arrangements. However, as our products contain a significant element of proprietary technology and offer substantially different features and functionality from our competitors, we have been unable to obtain comparable pricing information with respect to our competitors’ products. Therefore, we have not been able to obtain reliable evidence of TPE of the selling price. If neither VSOE nor TPE of the selling price can be established for a deliverable, we establish best estimate selling price, or BESP, by reviewing historical transaction information and considering several other internal factors including discounting and margin objectives. We have established VSOE of the selling price of PCS through an analysis of the historical separate sales of PCS when PCS is renewed, noting that such sales have occurred at consistent prices and with a high level of concentration with respect to such pricing. Furthermore, we have established BESP of the selling price of our hardware products with embedded software based on an analysis of our historical separate sales of hardware products with embedded software. The concentration of such pricing was not sufficient to assert VSOE of the selling price, and accordingly we have determined that we can only demonstrate BESP of the selling price.

We make certain estimates and maintain allowances for sales returns, stock rotation, and other programs based on our historical experience. To date, these estimates have not been significant.

We recognize services revenue from PCS ratably over the contractual service period, which is typically one to five years. Other services revenue is recognized as the services are rendered and has not been significant to date.

Revenue is reported net of sales taxes. Shipping charges billed to channel partners are included in revenue and related costs are included in cost of revenue. To date, shipping charges have not been significant. After receipt of a channel partner order, any amounts billed in excess of revenue recognized are recorded as deferred revenue.

In October 2009, the FASB amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality from the scope of the software revenue recognition guidance. Concurrently, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

•

provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated among its elements;

•	require an entity to allocate revenue in an arrangement that has separate units of accounting using BESP of deliverables if a vendor does not have VSOE or TPE of fair value; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method to the separate units of accounting.

We elected to early adopt these standards in the first quarter of fiscal 2010, and the standards were applied prospectively on all transactions originating or materially modified after January 1, 2010. Revenue and net income for 2010 were higher by $2.8 million as a result of adoption of the new revenue recognition accounting standards.

Inventories

Inventories are carried at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market or estimated net realizable value. We evaluate inventory for excess and obsolete products based on management’s assessment of future demand and market conditions. We subcontract manufacturing on substantially all of our products. At December 31, 2010 and 2011, and at June 30, 2012, inventories were predominately comprised of finished goods.

Goodwill

We evaluate goodwill for impairment annually in the fourth quarter of our fiscal year or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. As of December 31, 2011, no impairment of goodwill has been identified.

In September 2011, the FASB issued an accounting standards update that permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this new guidance as of January 1, 2012, on a prospective basis. We do not expect that this guidance will materially impact the consolidated financial statements.

Intangible Assets, Net

Acquired intangible assets consist of existing technology resulting from acquisitions. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

We utilize the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax reporting bases of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We record uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold we recognize the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Stock-Based Compensation

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity

Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the award.

Determining the fair value of stock-based awards at the grant date represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management’s judgment. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term was estimated using the simplified method allowed under SEC guidance.

•

Volatility.    As we have been a private company and do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers, which we have designated, based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers, which we have designated, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in these industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Volatility	69.9%	69.5%	69.3%	68.4%
Expected term (in years)	6.16	6.12	6.14	6.03
Risk-free rate	2.28%	1.75%	1.98%	1.02%
Dividend yield	—	—	—	—

Common Stock Valuations

The fair value of the common stock underlying stock options was approved by our board of directors, which intended all options granted to have an exercise price per share equal to the per-share fair value of the common stock underlying those options on the date of grant. In the absence of a public trading market, the board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	sales by the company of preferred stock and common stock to outside investors in arm’s-length transactions;

•	the prices, rights, preferences and privileges of the company preferred stock relative to the common stock;

•	our operating and financial performance and forecasts;

•	the market performance of comparable publicly traded technology companies;

•	the introduction by us of new products or services;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	adjustments necessary to recognize a lack of marketability for our common stock;

•	the U.S. and global capital market conditions; and

•	other changes in the company since the last time the board of directors had approved option grants and made a determination of fair value.

The following stock options were granted between July 1, 2011 and June 30, 2012 to employees and members of our board of directors with four-year vesting terms, with the exception of stock options granted to consultants with two-year vesting terms for an aggregate of 8,000 shares on October 24, 2011 and an aggregate of 18,000 shares on January 4, 2012:

Option Grant Date	Number of Shares Underlying Options	Exercise Price per Share	Common Stock Fair Value per Share at Grant Date	Fair Value of Common Stock Options per Share	Total Fair Value (in thousands)	Total Estimated Compensation Expense (in thousands)	Total Recognized Compensation Expense at June 30, 2012 (in thousands)
September 15, 2011	849,600	$1.98	$1.98	$1.23	$1,047	$841	$203
October 24, 2011	632,527	2.13	2.13	1.38	870	681	143
January 4, 2012	358,654	4.24	4.24	2.76	990	842	171
March 23, 2012	790,449	4.63	4.63	2.90	2,293	1,914	181
April 17, 2012	8,000	4.63	4.63	2.73	22	18	2
April 20, 2012	8,000	4.63	4.63	2.73	22	18	2
June 19, 2012	2,250,000	5.71	5.87	3.53	7,933	6,756	944
June 22, 2012	710,549	5.71	5.87	3.58	2,546	2,140	49
June 28, 2012	1,122,010	5.71	5.87	3.63	4,073	3,316	3
June 29, 2012	1,914,000	5.71	5.87	3.58	6,843	5,789	8

Based upon an assumed initial public offering price of $                     per share, the aggregate intrinsic value of options outstanding as of June 30, 2012 was approximately $                     million, of

which approximately $                     million related to vested options and approximately $                 million related to unvested options. We have recognized a total compensation expense of $1.7 million through June 30, 2012.

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Common Stock

In order to determine the fair value of our common stock underlying option grants issued prior to our initial public offering, the board of directors considered recent sales of common stock to outside investors in arm’s-length transactions and used the income approach to estimate the business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (preferred stock, common stock, warrants and options). In application of the income approach, a discounted cash flow method, or DCF, is utilized. The DCF method estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. In estimating the terminal value, a market comparable method was utilized. A market comparable method considers guideline public company trading multiples of certain financial metrics that can be applied to a subject company as an indication of value. A multiple of enterprise value to revenue was utilized as an exit multiple to estimate the undiscounted terminal value. The present value of the terminal value and the discrete cash flows were estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. In allocating the total equity value between preferred and common stock, we assumed that the preferred stock would convert to common stock. Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrants and options, using an option pricing method, or OPM. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies.

For each valuation, we prepared financial projections to be used in the income approach. The financial projections took into account our historical financial operating results, our business experiences and our future expectations. We factored the risk associated with achieving our forecast into selecting the appropriate exit multiple and discount rate. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

The board of directors determined the fair value of our common stock underlying option grants as of their respective grant dates as follows:

September 2011

Economic growth for the third quarter of 2011 was expected to improve moderately. However, comparable average revenue multiples weakened after two quarters of favorable increases. We experienced continued sequential revenue growth of 22%, generating $26.0 million for the second quarter of 2011, compared to $21.3 million for the first quarter of 2011. In addition to this revenue growth, our operating income improved to $1.0 million in the second quarter of 2011 from an operating loss of $0.9 million in the first quarter of 2011. As part of a third-party valuation report as of June 30, 2011, a time period to an exit event within 1.25 years of the valuation date was considered reasonable. In addition, a revenue multiple of comparable companies, volatility of 55% based on comparable companies, a discount rate of 30% and a risk-free rate of 0.26% based on the U.S. Treasury rate as of the valuation date were utilized to arrive at the BEV. Based on these considerations, such valuation and the factors discussed above, the board of directors granted stock options in September 2011 with an exercise price of $1.98 per share, consistent with the third-party valuation report as of June 30, 2011.

October 2011

We experienced continued sequential revenue growth of 22%, generating revenue of $31.6 million in the third quarter of 2011, compared to $26.0 million in the second quarter of 2011, as well as an increase in operating income to $2.2 million for the third quarter of 2011 compared to $1.0 million for the second quarter of 2011. However, comparable average revenue multiples weakened as compared to the June 30, 2011 valuation report. As part of a third-party valuation report as of September 30, 2011, a time period to an exit event of 1.5 years from the valuation date, an increase from the 1.25 year time period from the June 30, 2011 valuation report, was considered reasonable, as it was expected that we would be unable to complete an initial public offering prior to our 2012 fiscal year end. A lower revenue multiple of comparable companies, a risk-free rate of 0.19% based on the U.S. Treasury rate as of the valuation date and the same volatility and discount rate as used in the June 30, 2011 valuation report were utilized to arrive at the BEV. Based on these considerations, the third-party valuation and the factors discussed above, the board of directors granted stock options in October 2011 with an exercise price of $2.13 per share, consistent with the third-party valuation report as of September 30, 2011.

January 2012

In October 2011, the board of directors authorized the management team to pursue proposed terms for a Series G preferred stock financing. In late November 2011, we received two competitive term sheets from potential investors. One term sheet was not negotiated as it required us to sell $40.0 million of Series G preferred stock and contained other unfavorable terms. The other term sheet was for the purchase of $25.0 million of Series G preferred stock at $4.97 per share. As part of the latter term sheet, the lead investor in the Series G preferred stock round proposed to purchase $8.0 million in common stock from our co-founders and other employees at $4.24 per share. Based on these considerations, a third-party valuation report as of December 16, 2011 of $4.24 per share and the factors discussed above, the board of directors granted stock options with an exercise price of $4.24 per share in January 2012, consistent with the December 16, 2011 third-party valuation report and the proposed per share price for the purchase by the potential lead investor of common stock from our co-founders and other employees.

March and April 2012

After further negotiation of the term sheet, we closed the sale of an aggregate of $25.0 million of Series G preferred stock at an increased price of $5.45 per share during February and April 2012. As part of this Series G financing, the lead investor also purchased $8.0 million in common stock from our co-founders and other employees at $4.63 per share. Based on the per share price of the common stock purchased in this transaction, the board of directors deemed it appropriate to grant stock options with an exercise price of $4.63 in March and April 2012.

June 2012

We experienced continued sequential revenue growth of 10%, generating $45.0 million for the first quarter of 2012, compared to $41.0 million for the fourth quarter of 2011. Our operating income was $4.5 million in the first quarter of 2012, which was the same as the fourth quarter of 2011. As part of a third-party valuation report as of May 15, 2012, a time period to an exit event within 0.5 years of the valuation date was considered reasonable in anticipation of a potential initial public offering of our common stock. In addition, a revenue multiple of comparable companies, volatility of 65% based on comparable companies, a discount rate of 20%, and a risk-free rate of 0.15% based on the U.S. Treasury rate as of the valuation date were utilized to arrive at the BEV. Based on these considerations, and the factors discussed above, the Company has determined the fair market value to be $5.87 per share. The board of directors had previously granted stock options in June 2012 with an exercise price of $5.71 per share. The change in value from $5.71 to $5.87 per share is attributable to revisions to the inputs used in calculating the fair value of the common stock.

Off-Balance Sheet Arrangements

As of December 31, 2010 and 2011, and June 30, 2012, we had no off-balance sheet arrangements other than those indemnification agreements described above.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $1.9 million, $11.2 million and $31.3 million as of December 31, 2010 and 2011, and June 30, 2012, respectively. These amounts were held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Chinese Yuan, British Pound, Taiwan Dollar and Indian Rupee. Fluctuation in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

BUSINESS

Company Overview

Ruckus is a leading provider of carrier-class Wi-Fi solutions. Our solutions, which we call Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Our Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Our products include gateways, controllers and access points. These products incorporate our proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

We sell our products to service providers and enterprises globally and have sold our products to over 16,000 end-customers worldwide. We added over 4,400 new end-customers in the first half of 2012. We sell to enterprises through a worldwide network of more than 5,400 value-added resellers and distributors, which we refer to as our channel partners. Our enterprise end-customers are typically mid-sized organizations in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. We also sell directly and indirectly to a range of service providers, including mobile operators, cable companies, wholesale operators and fixed-line carriers. We have over 45 service provider end-customers, including Bright House Networks, The Cloud (a BSkyB Company), KDDI, Tikona Digital Networks, Time Warner Cable and Towerstream.

Our revenue increased 98%, from $47.4 million for the first half of 2011 to $93.9 million for the first half of 2012. Our revenue increased from $44.4 million in 2009 to $75.5 million in 2010 and to $120.0 million in 2011, representing a compound annual growth rate of 64%. Our performance improved from a net loss of $0.9 million for the first half of 2011 to net income of $24.4 million for the first half of 2012, which included $17.4 million of income related to the release of the valuation allowance on our net deferred tax assets. Our performance improved from a net loss of $10.0 million in 2009 to a net loss of $4.4 million in 2010 and to a net income of $4.2 million in 2011.

Industry Background

The increased adoption and use of mobile devices, such as smartphones, tablets and laptops, is causing significant growth in wireless traffic. Mobile users expect to be able to connect to wireless networks for work, personal communications and entertainment from virtually anywhere and at anytime. As a result, mobile service providers and enterprises are struggling to address both the increased demands on their networks and the significant investment required to upgrade network capacity and provide ubiquitous wireless connectivity.

These capacity and coverage challenges will continue to escalate as users increase their use of mobile devices and access bandwidth-intensive and latency-sensitive applications, such as those for viewing streaming multimedia, video conferencing, downloading video content, viewing and sharing photos and interactive social media. The heaviest demands tend to be clustered in high density metropolitan areas and public venues during peak usage hours when many users are trying to access the network at the same time. According to In-Stat, The NPD Group, hotspot use is predicted to increase from four billion connects in 2010 to 120 billion connects in 2015. Service providers and enterprises need solutions that meet these capacity and coverage demands.

The May 2011 UMTS Forum Report by IDATE forecasts that there will be over seven billion mobile subscriptions globally in 2015. According to Signals Research Group, mobile data traffic in the United States alone is expected to grow between 53x and 153x from 2010 to 2020. To meet this demand, mobile service providers are adding macro network capacity by increasing cell site density, investing in new cellular technology such as long term evolution, or LTE and LTE Advanced, and acquiring additional spectrum. However, Signals Research Group also projects that U.S. cellular network capacity will grow by only approximately 25x over the same time period. There will therefore be a significant gap between the expected traffic volume and the expected capacity of conventional cellular infrastructure in the United States. While this capacity gap is significant in itself, it actually does not factor in capacity deficits outside the United States or the peak usage demands that must be considered when designing and upgrading networks.

Data Source: Signals Research Group Report, “HetNet: When big cells and small cells collide,” May 2011.

User expectations for high quality and pervasive wireless connectivity and the capacity gap present both challenges and opportunities for service providers. Mobile service providers must upgrade their wireless networks with solutions which integrate with the mobile network infrastructure and provide ample supplemental capacity and robust, pervasive connectivity. The capacity gap is also opening up new business opportunities for other service providers, such as cable companies, wholesale operators and fixed-line carriers. These service providers have an opportunity to augment their traditional access services with reliable wireless access services to address the growing demand for user mobility.

The growing wireless traffic challenges are also acute for enterprises in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. These enterprises experience widely fluctuating network load, both in number of users and amount of traffic, and are faced with a range of operating conditions. These enterprises also typically do not have sufficient IT staff to cost-effectively address these issues. Enterprises thus need wireless solutions that are reliable and easy to manage.

Wi-Fi is a conceptually attractive solution to increase capacity, improve wireless network performance, expand coverage footprint, deliver new services and better accommodate traffic growth. Mobile devices are increasingly equipped with Wi-Fi, and many devices now rely on Wi-Fi as their primary Internet connection. In-Stat, The NPD Group, projects that the number of Wi-Fi-enabled devices shipping yearly will rise to nearly 1.7 billion in 2015. Wi-Fi also operates over an unlicensed, widely available spectrum and functions well both indoors and outdoors, making Wi-Fi a simple, easy to use and low cost technology. Service providers and enterprises have therefore expressed a desire to incorporate these benefits of Wi-Fi in their infrastructure in order to increase capacity, improve wireless network performance, expand coverage footprint, deliver new services and better accommodate traffic growth.

Limitations of Basic Wi-Fi Technology for Service Providers and Enterprises

The ability of service providers and enterprises to deliver robust and pervasive connectivity over Wi-Fi has been constrained by the limitations of what we refer to as basic, or conventional, Wi-Fi technology. Wi-Fi standards and Wi-Fi network equipment were originally designed to allow simple, easy-to-use and low cost connectivity in the lower interference environment of the home. Over time, basic Wi-Fi has been adopted by some enterprises and deployed in disparate hotspots by service providers. Basic Wi-Fi is not designed to handle the expected increase in load and interference associated with growth in hotspot usage. Products that rely on basic Wi-Fi suffer from a number of inadequacies for addressing today’s wireless challenges, including:

Inability to handle interference—Since Wi-Fi operates over a shared medium using unlicensed spectrum, as the number of Wi-Fi access points and mobile devices increases, the competing signals from neighboring Wi-Fi networks, as well as from non Wi-Fi devices using the same frequencies, result in significant interference that diminishes network performance.

Degradation in performance under load—Performance of basic Wi-Fi equipment significantly deteriorates in dense user environments, such as stadiums, convention centers, airports, major outdoor public areas and enterprise conference rooms, where many users are accessing bandwidth-intensive applications at the same time.

Inconsistent coverage—Basic Wi-Fi products utilize antenna technology that cannot be dynamically directed to where coverage and capacity is needed most. In addition, as users move around while connected to the network, they change the orientation of their mobile devices, which may destabilize a basic Wi-Fi connection.

Not designed for rich content—Basic Wi-Fi equipment was not designed to deliver the consistent low latency and low jitter experience required by applications such as video and voice over IP, or VoIP, applications. As a result, the user may experience choppy or interrupted transmissions.

Service providers have additional network and business model requirements that are not addressed by conventional Wi-Fi technology, including:

Need for integration with existing mobile networks—Basic Wi-Fi products lack the capability to integrate with mobile network infrastructure and service provider subscriber management systems. Although some service providers have deployed basic Wi-Fi hotspots, their hotspots essentially function as stand-alone networks and do not provide the ability for service providers to actively and seamlessly manage Wi-Fi and mobile users and to control, migrate and account for traffic moving from one network to the other. This inability results in any combination of lost revenue opportunities, subscriber and traffic management inefficiencies and administrative redundancy.

Inadequate scalability—Basic Wi-Fi solutions were not designed to scale to the very large number of potential sites and simultaneous users that would be expected in a service provider network. For example, conventional Wi-Fi network controllers can only support access points that number in the hundreds or low thousands and a basic Wi-Fi access point can only support up to one hundred simultaneous users, while service providers may need to support tens or hundreds of thousands of access points and five hundred or more simultaneous users per access point.

Need for extensible and flexible platform—Basic Wi-Fi was not designed for service providers and cannot be used by service providers to offer new revenue-generating services and applications and wholesale Wi-Fi services.

Market Opportunity for Carrier-Class Wi-Fi Infrastructure Equipment

To address the increasing capacity and coverage challenges, service providers and enterprises need a new class of Wi-Fi that offers enhanced reliability, consistent performance, extend range and massive scalability. We refer to this as carrier-class Wi-Fi. Carrier-class Wi-Fi combines the cost and ease of use benefits offered by basic Wi-Fi technology with an advanced level of adaptability, performance and integration with existing networks that addresses the challenges faced by service providers and enterprises.

According to Infonetics, the market for Wi-Fi networking solutions for carriers is expected to grow from $296 million in 2011 to $2.8 billion in 2016, representing a 57% compound annual growth rate. According to Gartner, the market for Wi-Fi networking solutions for enterprises is expected to grow from $3.4 billion in 2011 to $6.9 billion in 2016, representing a 15% compound annual growth rate. Carrier-class Wi-Fi addresses the needs of both of these markets.

Our Solution

We have developed leading carrier-class Wi-Fi solutions, which we refer to as Smart Wi-Fi, that enable service providers and enterprises to benefit from advanced levels of performance and integration capabilities that are not possible with basic Wi-Fi. We offer a wide-range of Smart Wi-Fi products, including a number of advanced Wi-Fi controllers and gateways, a broad portfolio of indoor and outdoor access points and Wi-Fi infrastructure management software. These products incorporate our proprietary technologies, including:

•	Smart Radio, which leverages our patented antenna technology and our proprietary software capabilities to avoid interference and dynamically direct Wi-Fi signals to maximize throughput;

•	Smart QoS, which provides real-time prioritization of traffic to optimize quality of transmission and manage traffic load dynamically as usage demands and operating environments change;

•

Smart Mesh, which uses advanced self-organizing network principles to create highly resilient, high-speed Wi-Fi links between access points to extend coverage without the cost of cabling each access point;

•	SmartCell, which integrates our proprietary software and specialized hardware deployed at the edge of service provider networks to facilitate the integration of Wi-Fi and mobile networks; and

•	Smart Scaling, which enables the support of hundreds of thousands of access points and millions of mobile devices across a Wi-Fi network.

Our solutions deliver the following benefits for service providers and enterprises:

Enhanced reliability—Our proprietary software, together with our adaptive antenna technologies, automatically adapts to interference and environmental changes in real-time to maximize transmission speeds, minimize data packet loss and extend reach. Our proprietary embedded Smart Radio software learns from each packet transmitted and received in real time and optimizes each signal path from antenna arrays to user devices for consistent performance, including in high interference environments.

Consistent performance under load—Our solutions are designed for high load environments, such as stadiums, convention centers, airports and major outdoor public areas. Our Smart Radio and Smart QoS technologies provide client load balancing, band steering and adaptive radio frequency optimization of traffic over the available spectrum to serve large numbers of users simultaneously in dense environments while minimizing performance variation and dropped data packets.

Extended coverage—Our solutions enable up to a 4x increase in signal range over basic Wi-Fi, allowing our customers to deploy fewer access points while maintaining high performance across the entire coverage area. We accomplish this through our proprietary Smart Radio antenna technology that continuously monitors and dynamically adapts to the operating environment.

Optimized for rich content—Our solutions are optimized to enable consistent and reliable delivery of rich content by managing traffic loads more efficiently. Our technology was originally designed for the highly demanding task of delivering live television over Wi-Fi. We have continued to advance our Smart QoS technology to enable low latency handling of rich content over Wi-Fi in service provider and enterprise networks.

Our solutions provide the following benefits to meet the additional needs of service providers:

Integrated networks—Our solutions enable service providers to integrate their Wi-Fi and existing network infrastructures at the edge of their network core through our SmartCell gateway platform. This SmartCell technology provides the essential management functions and network interfaces needed to manage and control subscriber traffic across Wi-Fi, cellular and wire-line networks, including a robust suite of user analytics, billing and configuration capabilities. These capabilities provide service providers with an enhanced level of visibility and control not possible with basic Wi-Fi controllers and increase revenue opportunities by enabling service providers to incorporate Wi-Fi network usage into their subscriber data plans.

Flexible deployment—Our solutions are designed and sized for a range of site, application and management requirements and are therefore suitable for different types of service providers including mobile operators, cable companies, wholesale operators and fixed-line carriers.

Massive scalability—Our SmartCell gateway and controllers are designed to accommodate the large scalability requirements of service providers. This is enabled by our Smart Scaling technology which uses techniques developed for web-scale e-commerce and analytics to enable scalable connectivity for large numbers of users in dense and distributed environments. Our proprietary gateway architecture is linearly scalable, enabling future network growth to hundreds of thousands of access points.

Extensible platform architecture—Our SmartCell gateway and SmartCell access point are designed to serve as platforms for incorporating additional functions and technologies in the future to serve the evolving needs of service providers. Our SmartCell gateway is upgradeable via software updates to provide additional edge network services. Our SmartCell access point incorporates one of the first modular, multimode radio architectures that provides a foundation to deploy Wi-Fi, traditional cellular-based small cell technologies and mobile backhaul from the same site. Our approach enables service providers to deploy our solutions as platforms that increase their flexibility to pursue future infrastructure upgrades and offer new services, which allow service providers to increase revenues while reducing network capital and operating expenses.

Our Strategy

Our goal is to lead and expand the market for carrier-class Wi-Fi solutions. The key elements of our growth strategy are:

Continue to innovate and extend our leadership role in providing Smart Wi-Fi solutions—We intend to continue to extend our position as a technology leader in carrier-class wireless infrastructure for service providers and enterprises by developing new technologies, features and products. We will continue to invest in enhancing our proprietary antenna hardware and software and developing new applications and services that can be incorporated into, and delivered through, our gateway and controller products.

Leverage product set across service provider and enterprise markets—We intend to continue to use our research and development organization to develop technologies and features for a common product set that serves both service providers and enterprises, providing us maximum leverage from our research and development investments. We intend to continue to market the same products to both our service provider and enterprise end-customers.

Expand our service provider-focused sales and support teams—We intend to continue to invest in growing our sales force and support team to expand our ability to sell to and support our existing and prospective service provider customers. We intend to target all types of service provider customers which can leverage the benefits of our Smart Wi-Fi solutions for deployment across a diverse range of applications, including fixed line hotspots, cellular network offload and wireless broadband.

Extend the reach and productivity of our enterprise-focused channel partners—We plan to continue to strengthen our existing channel partner relationships with distributors and value-added resellers and to add new channel partners to broaden our reach in targeting new customers. We also plan to invest in improving the productivity of our channel relationships in order to expand our installed base and improve the ability of our channel partners to cross-sell our products and services. We intend to continue to target those enterprise markets with the most acute wireless network challenges that can be addressed by our Smart Wi-Fi solutions, such as hospitality, education, healthcare, corporate enterprise and public venues, such as stadiums, convention centers, airports and major outdoor public areas.

Increase the uses of Wi-Fi in service provider and enterprise networks—We intend to continue to help our existing and prospective end-customers address new market opportunities and drive incremental revenue opportunities by leveraging our Smart Wi-Fi solutions. This may include solutions that enable these end-customers to offer cloud-based Wi-Fi services using our products and technologies, or offering location-based services that will allow service provider and enterprise end-customers to extend the use of their existing networks to offer value-added services to their users.

Our Technology

Our core Smart Wi-Fi technologies include:

Smart Radio—Our Smart Radio is a set of advanced hardware and software capabilities that automatically adjust Wi-Fi signals to changes in environmental conditions. This adaptability results in greater wireless coverage, carrier-class reliability and higher levels of system performance, all without any manual tuning. A primary component of Smart Radio technology is BeamFlex, a patented smart antenna system that makes Wi-Fi signals stronger by focusing them only where they are needed and dynamically steering them in directions that yield the highest throughput for each receiving device. Another component is ChannelFly, a performance optimization capability that automatically determines which radio frequencies or channels will deliver the greatest network throughput based on actual observed capacity, a key benefit for high-density, noisy Wi-Fi environments.

Purpose-Built Antenna Arrays for Service Provider and Enterprise Applications

BeamFlex Technology

Smart QoS—Our Smart QoS is a sophisticated software technology that manages traffic load to enhance the user experience. Smart QoS was developed to handle the increasing volumes of VoIP and streaming video traffic. Smart QoS offers automatic prioritization of different traffic types through intelligent analytics that classify, prioritize and schedule traffic for transmission. Smart QoS employs advanced queuing techniques and dedicated software queues on a per device basis to ensure fairness and optimize overall system performance. Smart QoS includes our band steering, rate limiting, client load balancing and airtime fairness techniques.

Smart Mesh—Our Smart Mesh is carrier-class software technology that uses advanced self-organizing network principles to create highly resilient, high-speed Wi-Fi backbone links between access points. Smart Mesh simplifies the deployment of both service provider and enterprise wireless networks by reducing cumbersome radio planning and costly cabling needed to reliably connect every Wi-Fi access point. Smart Mesh automatically establishes wireless connections between individual access points using patented smart antenna technology and self-heals in the event of a failed link. Smart Mesh gives service providers the flexibility to deploy infrastructure assets where needed with the assurance that both cellular and Wi-Fi traffic can be reliably and cost effectively backhauled.

SmartCell—Our SmartCell is a key technology behind our carrier-class SmartCell Gateway platform that integrates proprietary software and specialized hardware deployed at the edge of service provider networks to facilitate the integration of Wi-Fi and cellular infrastructures. SmartCell includes a set of modular software components as well as standard network interfaces into the mobile core that enable Wi-Fi to become a standard access mechanism for service providers. Management components provide configuration, user management, analytics, accounting and other operational and maintenance functions. Within a single architecture, SmartCell provides essential services necessary to incorporate Wi-Fi into existing mobile networks and next generation networks including LTE. We complement our gateway solution with incorporation of SmartCell technology and modular architecture in our access points. This permits us to provide a platform for combining high-speed Wi-Fi access, small cellular radios and wireless backhaul into a single, lightweight access point unit. This allows service providers the flexibility to install combinations of Wi-Fi and any cellular technology as needed, speeding deployment times, reducing the cost and complexity of small cell site acquisition, and lowering backhaul cost.

Smart Scaling—Our Smart Scaling uses advanced highly scalable database management techniques to enable the support of hundreds of thousands to millions of client devices across the Wi-Fi network. Smart Scaling employs intelligent data distribution techniques to extend client information, statistics and other vital user information across any number of nodes within the system without a single point of failure and with linear scalability. Smart Scaling is incorporated in our purpose-built hardware and software, making it capable of supporting hundreds of thousands of access points and user session workloads at the scale required by service providers.

Our Products

Our Smart Wi-Fi solutions are marketed under the SmartCell, ZoneDirector, ZoneFlex and FlexMaster brands and include a full range of indoor and outdoor access points, or APs, long range point-to-point and point-to-multipoint bridges, wireless local area network, or LAN, controllers, network management software and gateway systems with integrated advanced wireless software.

Ruckus Products

The following is a description of our hardware products organized alphabetically by product family:

SmartCell Gateway—Our SmartCell Gateway is a carrier-class platform designed to be deployed at the edge of service provider networks to support and manage our Smart Wi-Fi APs and to serve as a platform for integration of Wi-Fi and other services into service provider network infrastructure. Our SmartCell Gateway is designed to be vendor-agnostic and can control third-party APs. Our SmartCell Gateway provides standard-based interfaces into existing and future mobile networks to simplify integration. As a highly scalable platform architecture capable of managing hundreds of thousands of access points and millions of clients, the SmartCell Gateway also functions as a modular service delivery platform for introducing value-added capabilities.

SmartCell Access Point—Our SmartCell access point addresses the capacity and density needs of service providers deploying networks within urban environments. SmartCell APs employ modular multimode architecture to enable service providers to deploy Wi-Fi, 3G/4G small cell cellular technology and Wi-Fi mesh backhaul within a single device. This provides operators with the ability to enhance and extend their macro networks, injecting much needed capacity into high traffic user environments with the flexibility to deploy Wi-Fi with Smart Mesh backhaul today and upgrade to Wi-Fi with 3G/LTE when and where desired without any mounting or backhaul changes.

ZoneDirector Smart Wireless LAN Controllers—Our family of Smart Wi-Fi controllers streamline the configuration and management of our access points. Our ZoneDirectors can be deployed onsite or remotely and include different models to serve small, medium and large-scale end-customers requiring from six to 1,000 access points. ZoneDirectors are typically deployed in a distributed forwarding architecture, eliminating the need to send all wireless traffic through the system. This mitigates any potential bottlenecks or any single point of failure. If customer requirements dictate, all wireless traffic can be tunneled to the ZoneDirector. Our software on all of our ZoneDirector Smart WLAN controllers uses a highly intuitive Web user interface to make configuration and administration extremely simple. This software includes a variety of advanced capabilities such as adaptive meshing, integrated client performance tools, extensive authentication support, simplified guest access and user policy, wireless intrusion prevention, automatic traffic redirection, integrated Wi-Fi client performance tools and robust network management.

ZoneFlex Indoor Smart Wi-Fi Products—Our ZoneFlex access points incorporate patented BeamFlex adaptive antenna array technology to deliver robust Wi-Fi performance, reliability and capacity. These devices support multiple virtual wireless LANs, Wi-Fi encryption and advanced traffic handling. ZoneFlex APs leverage our Smart Radio technology to extend signal range, automatically mitigate radio frequency, or RF, interference and intelligently route Wi-Fi transmissions over the fastest available signal paths. This allows customers and end-customers to deploy fewer APs for any particular coverage area. Flexible deployment options allow our Smart Wi-Fi access points to be installed as stand-alone APs or to be centrally managed through our ZoneDirector wireless LAN controller or our SmartCell Gateway platform. Within a centrally managed architecture, end-customers can extend their wireless networks through the use of our Smart Mesh technology without the need to run Ethernet cabling to locations where Ethernet is not possible or is cost prohibitive.

ZoneFlex Outdoor Smart Wi-Fi Products—Our high-capacity ZoneFlex outdoor Smart Wi-Fi access points and point-to-point and multipoint bridges can be deployed as stand-alone APs or be centrally managed. If no Ethernet cabling or broadband backhaul is available, our outdoor access points mesh with adjacent nodes leveraging our Smart Mesh technology. This gives end-customers cost advantages and deployment flexibility. Our ZoneFlex outdoor APs also incorporate BeamFlex adaptive antenna arrays to enable pervasive performance in high density use areas. ZoneFlex point-to-point and point-to-multipoint bridges provide a cost-effective solution to extend wireless capacity over long distances.

In addition to our hardware products, we also sell the following software product:

FlexMaster—FlexMaster is a Linux-based Wi-Fi management service platform used by enterprises and service providers to monitor and administrate large-scale networks. FlexMaster provides configuration, fault detection, audit, performance management and optimization of remote Ruckus access points or wireless LAN controllers. It offers a single point for management and a number of automated and customized facilities such as an intuitive dashboard. FlexMaster is designed to operate with existing operational support system and features tiered administration to provide managed wireless LAN or cloud-based wireless services.

Customers

We sell our products to enterprises through a worldwide network of more than 5,300 channel partners and have sold our products to over 16,000 end-customers worldwide. Our enterprise end-customers are typically mid-sized organizations in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. We also sell directly and indirectly to a range of service providers including mobile operators, cable companies, wholesale operators and fixed-line carriers. Our service provider end-customers include Bright House Networks, The Cloud (a BSkyB Company), KDDI, Tikona Digital Networks, Time Warner Cable and Towerstream.

The following are examples of different uses of our solutions by specific end-customers:

The Cloud (a BSkyB Company), high-speed indoor/outdoor public access

Issue—Given the population density and prevalence of wireless signals, the City of London is widely considered one of the most challenging areas in the world within which to provide reliable Wi-Fi services. One of Europe’s leading mobile providers, The Cloud (a BSkyB Company), needed to expand its Wi-Fi footprint throughout London by providing indoor Wi-Fi to thousands of retail establishments and public venues such as train stations. It also needed to upgrade its Wi-Fi network throughout the City of London. Other available approaches tested by The Cloud failed to deliver adequate performance and capacity needed within high-traffic areas.

Solution and Benefits—After testing a wide range of Wi-Fi products, The Cloud found that our ZoneFlex indoor and outdoor access points and management systems were best suited to address the interference and capacity challenges arising from the noisy operating environments throughout their network. The Cloud has deployed thousands of our indoor ZoneFlex access points and has replaced its legacy outdoor network with our dual-band outdoor ZoneFlex access points.

KDDI, Wi-Fi offload

Problem—With more than 35 million subscribers, KDDI, one of Japan’s largest telecommunication operators, was experiencing a three-fold increase in mobile data volumes. KDDI needed to cost-effectively divert this 3G data traffic off its mobile network. To provide cost-effective data offload service, KDDI sought a Wi-Fi solution that could be quickly and easily deployed throughout hundreds of thousands of public locations, remotely managed from its network operations centers.

Solution and Benefits—KDDI selected and has, to date, deployed Ruckus ZoneFlex Smart Wi-Fi indoor and outdoor access points in over 100,000 locations throughout Japan. The ZoneFlex access points are remotely managed using Ruckus ZoneDirectors located in KDDI network operations centers. The ZoneFlex system has allowed KDDI to effectively offload mobile data traffic from its cellular infrastructure.

PCCW, Wi-Fi offload

Issue—PCCW, Hong Kong’s premier supplier of telecommunication and media quad play services over fixed line, mobile and broadband telecommunications services, wanted to expand its broadband coverage to complement its 3G/Evolved High-Speed Packet Access, or HSPA+, infrastructure to deliver data services and attract more subscribers accustomed to using Wi-Fi to connect to the Internet. PCCW sought a solution to provide adequate coverage and stable connections to support high-density locations.

Solution and Benefits—PCCW selected our ZoneFlex system for the build-out of high-speed hotspots in convenience stores, coffee shops, restaurants, shopping malls, telephone booths and many other public places in Hong Kong. PCCW now has nearly 10,000 Wi-Fi hotspots throughout Hong Kong that are a part of its mobile service offering. In high-traffic areas at peak times, PCCW has been able to augment its 3G/HSPA+ infrastructure to offer richer quad play services to customers while effectively offloading data traffic to higher speed, less expensive on a cost per bit basis Wi-Fi hotspots.

Our products were able to provide faster connection rates and better signal coverage at a lower overall cost of ownership compared to conventional alternatives.

Telefónica UK (O2), small cell deployment

Issue—In line with O2’s strategy of evolving its network capability towards a more integrated small cell structure, O2 UK won the rights to deploy a street based integrated wireless network across two of Central London’s busiest boroughs in early 2012. Given all the summer activities planned for London in 2012, O2 had to deploy rapidly to key and high profile locations in order to address the growing demand for high-speed and reliable wireless connectivity by millions of visitors, residents and businesses located in those areas. Alternative solutions were not able to provide the deployment flexibility and integrated mesh Wi-Fi backhaul capability essential for deployment in areas where fiber or microwave connections were not available or cost-prohibitive.

Solution and Benefits—After an extensive evaluation process, O2 selected our SmartCell system, deploying meshed access points on lampposts throughout the busiest parts of London, such as Trafalgar Square, Leicester Square, Oxford Street and High Street Kensington. The deployment of our SmartCell access points significantly reduced the potential backhaul costs associated with the alternatives of running fiber cabling or installing licensed microwave equipment at the points of presence required to transport traffic back to O2’s core network. The equipment also allowed O2 to attract potential new subscribers, give existing subscribers more locations where they can connect to O2-branded services, and points-of-presence that can be upgraded with complementary licensed small cell radio technology to inject cellular capacity into O2’s network when needed.

Tikona Digital Networks, residential wireless broadband access

Issue—With a limited number of fixed broadband lines and a cellular service that was capable of carrying only voice and low speed data throughout India, Tikona Digital Networks, or Tikona, saw a big opportunity to bring broadband access to the country using Wi-Fi infrastructure. Tikona’s goal was to find a carrier-class solution that would be scalable, easy to deploy and cost effective. Alternative solutions examined by Tikona were unable to provide a complete set of access and customer premise equipment as well as a self-organizing Wi-Fi mesh solution that could be easily deployed at points of presence leased by Tikona.

Solution and Benefits—Tikona selected our outdoor mesh access points to provide wireless broadband access to hundreds of thousands of potential subscribers. Two years later, Tikona has built one of the world’s largest outdoor Wi-Fi mesh networks consisting of more than 40,000 nodes throughout 25 cities in India.

Towerstream, wireless wholesaling

Issue—Towerstream, a fixed wireless access company with points of presence in eleven major cities throughout the United States, wanted to exploit the capacity and locations it had within its wide area wireless network by providing Wi-Fi access in high-traffic, outdoor urban locations. Towerstream wanted to offer that capacity to service providers as a way to ease congestion. However, basic Wi-Fi products were unable to adequately deliver the throughput and stability needed within these noisy locations.

Solution and Benefits—After evaluating a range of Wi-Fi equipment, Towerstream selected our high-capacity Wi-Fi access points with special antennas designed to focus wireless signals in a specific direction, installing them at their points of presence throughout Manhattan, San Francisco and other cities. In the first quarter of operation, Towerstream had 20 million connections over the Wi-Fi network it deployed in Manhattan.

Mandarin Oriental, New York, hospitality

Issue—As adoption of smartphones grew, Mandarin Oriental’s flagship hotel in New York City began to observe wireless data usage rates soar. In addition, the hotel needed to establish network access for new wireless devices for its housekeeping and engineering staff as well as provide more wired Ethernet connectivity in each guest room as many of its services now require a network connection. Mandarin Oriental, New York’s legacy Wi-Fi network operated over an older distributed antenna system that was unable to deliver pervasive coverage and adequate capacity. As a result, guests began to complain about broadband connectivity service levels.

Solution and Benefits—Mandarin Oriental, New York selected our Wi-Fi wall switch to provide both wired and wireless connectivity in each of its guestrooms. This eliminated the cost and disruption of running more cabling to each room while offering dedicated Wi-Fi access to guests. The hotel also installed high-capacity access points in its public areas to support more simultaneous users. These deployments of our solution have led to the reduction of guest complaints by more than 85% despite the fact that Mandarin Oriental, New York’s wireless traffic levels surpass those on its wired network.

Sales and Marketing

We sell our products globally through direct and indirect channels. We target both enterprises and service providers that require carrier-class Wi-Fi solutions through our global force of sales personnel and systems engineers. They work with more than 4,800 channel partners, which include value-added resellers and distributors. These channel partners provide lead generation, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. In some instances, service providers may also act as a channel partner for sales of our solutions to enterprises. Our sales personnel and systems engineers typically engage directly with large service providers and certain enterprises whether or not product fulfillment involves our channel partners. We had 168 employees primarily engaged in sales and marketing at June 30, 2012.

Customer Service and Support and Training

We employ a worldwide team of support engineers and other support personnel to provide 24/7 customer service and technical support for our products. Our channel partners often provide customer support directly to end-customers. We then provide support to those channel partners as they require. In other situations, we provide customer support directly to end-customers. We also offer product training, primarily to our channel partners.

Research and Development

We have invested significant time and financial resources in the development of our ZoneFlex, SmartCell and other product lines and believe that continued investment in research and development is critical to our ongoing success. Our engineering group is located in research and design centers in California, Taiwan, China and India. We expect to continue to expand our product offerings and solutions capabilities in the future and to invest significantly in continued research and development efforts. We had 301 employees primarily engaged in research and development at June 30, 2012.

Manufacturing

We outsource the manufacturing of our hardware products, including all of our access points and controllers, to contract manufacturers. We outsource the warehousing and delivery of our products to a third-party logistics provider for worldwide fulfillment. We perform quality assurance and testing at our Sunnyvale, California facilities.

We use components from many suppliers. We have multiple sources for most of our components. However, we do depend on single source manufacturers for certain critical components. These critical components are technically unique and only available from these manufacturers. We maintain a close direct relationship with these manufacturers to ensure supply meets our requirements and ensure that we always have at least one month of supply on hand. If one of our single source suppliers suffers an interruption in their businesses, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we otherwise have to change or add additional contract manufacturers or suppliers, our ability to ship products to our customers could be delayed, and our business adversely affected.

Competition

The market for wireless products is highly competitive and continually evolving. Our competitors fall into three primary categories:

•	large telecommunications and networking equipment vendors, such as Cisco Systems and Ericsson;

•	diversified technology companies, such as Hewlett-Packard and Motorola, that offer wireless products; and

•	enterprise Wi-Fi companies, such as Aruba Networks, that offer products and services that compete with some of our products and capabilities.

The principal competitive factors in our market include:

•	brand awareness and reputation;

•	price and total cost of ownership;

•	strength and scale of sales and marketing efforts, professional services and customer support;

•	product features, reliability and performance;

•	incumbency of current provider, either for Wi-Fi products or other products;

•	scalability of products;

•	ability to integrate with other technology infrastructures; and

•	breadth of product offerings.

We compete primarily based on the advanced coverage and scalability features of our products. Many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution and larger and more mature intellectual property portfolios.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on federal, state, common law and international rights, including patents, trade secrets, copyrights and trademarks. We also rely on confidentiality and contractual restrictions, including entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties.

We pursue registration of our patents, trademarks and domain names in the United States and certain locations outside the United States, focusing our patent, trademark, copyright and trade secret protection primarily in the United States, China, Taiwan and Europe. We actively seek patent protection covering inventions originating from the company. We currently own approximately 60 patents and have approximately 82 patent applications pending for our technology. We currently have trademark applications and registrations in seven countries, including the US Registered Trademark RUCKUS WIRELESS.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

We operate in an industry with a significant level of intellectual property disputes, which may be between competitors or involve claims against operating companies brought by non-practicing entities. We currently face, and have faced in the past, allegations that we have infringed the patents of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement of patents or other intellectual property rights.

Employees

As of June 30, 2012, we had 559 employees, 301 of whom were primarily engaged in research and development, 168 of whom were primarily engaged in sales and marketing and 90 of whom were primarily engaged in providing customer support, operations and administration and finance services. A majority of these employees are located outside the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our headquarters currently occupy approximately 95,000 square feet of office space in Sunnyvale, California pursuant to a lease that expires in 2022. We also maintain two additional facilities in Sunnyvale, California totaling 40,000 square feet of which we intend to sublease one and use the other for research and development testing. In addition, we maintain offices in China, India, Japan, Taiwan and the United Kingdom. We believe that these facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are party to litigation and subject to claims arising in the ordinary course of business, including claims related to intellectual property infringement. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of August 31, 2012:

Name	Age	Position
Selina Y. Lo	52	President, Chief Executive Officer and Director
William Kish	41	Chief Technology Officer and Director
Seamus Hennessy	37	Chief Financial Officer
Steven Martin	55	Senior Vice President of Engineering
Barton Burstein	60	Senior Vice President of Field Operations and Business Development
Scott Maples	48	Vice President Legal and General Counsel
Denis Maynard	53	Vice President of Sales and Field Operations
Rob Mustarde	47	Vice President of Marketing
Fred Harried	48	Vice President of Operations
Niv Hanigal	39	Vice President of Product Management
Gaurav Garg(1)(2)	46	Director
Mohan Gyani(3)	61	Director
Georges Antoun(1)(2)	50	Director
Richard Lynch(2)(3)	64	Director
Stewart Grierson(1)	46	Director
James J. Goetz	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Selina Y. Lo has served as our President and Chief Executive Officer since July 2004 and as a member of our board of directors since May 2004. From 2000 to 2001, Ms. Lo held various positions at Nortel Networks Inc., a telecommunications equipment manufacturing company, including Vice President of Architecture of the Data Networking Unit. From 1996 to 2000, Ms. Lo served as Vice President of Marketing and Product Management at Alteon WebSystems, Inc., an Internet infrastructure company, until Alteon WebSystems was acquired by Nortel Networks Inc. in 2000. From 1993 to 1995, Ms. Lo served as Vice President of Marketing at Centillion Networks Inc., a telecommunications equipment manufacturing company, which was acquired by Bay Networks, Inc., a network hardware company, in 1995. Ms. Lo continued to serve as the Vice President of Product Development for the Centillion Business Unit of Bay Networks until 1996. Ms. Lo holds a BA in Computer Science from the University of California, Berkeley.

Ms. Lo was selected to serve on our board based on the perspective and experience she brings as our Chief Executive Officer and her extensive experience in the networking industry.

William Kish, one of our co-founders, has served as our Chief Technology Officer since 2002 and as a member of our board of directors since May 2004. From 1998 to 2000, Mr. Kish served as a member of the technical staff at Lightera Networks, Inc., a telecommunications equipment company. From 1997 to 1998, Mr. Kish served as Principal Engineer at Berkeley Networks, Inc., a computer equipment company. From 1993 to 1997, Mr. Kish served as a Software Engineer and later as a

Principal Engineer at FORE Systems, Inc., a computer networking company. Mr. Kish holds a BS in Computer Engineering from Carnegie Mellon University.

Mr. Kish was selected to serve on our board based on the perspective and experience he brings as our Chief Technology Officer and his extensive experience in the networking industry.

Seamus Hennessy has served as our Chief Financial Officer since May 2009. From October 2007 to April 2009, Mr. Hennessy served as Chief Financial Officer at Aerohive Networks, Inc., a cloud networking company. From July 2006 to September 2007, Mr. Hennessy served as Chief Financial Officer at Bubble Motion, Inc., a social network messaging company. From January 2006 to December 2006, Mr. Hennessy was a consultant to a number of venture backed startup companies. From January 2000 to November 2005, Mr. Hennessy held various positions, including Vice President of Finance, at NetScaler, Inc., an application networking company that was acquired by Citrix Systems, Inc. in 2005. Mr. Hennessy holds a Bachelor of Business Studies from the University of Limerick, Ireland.

Steven Martin has served as our Senior Vice President of Engineering since April 2006. From May 2002 to March 2005, Mr. Martin served as Vice President of Hardware and Engineering at Airespace, Inc., until Airespace was acquired by Cisco Systems, Inc. in 2005. From March 2005 to March 2006, Mr. Martin served as a Senior Engineering Manager at Cisco Systems, Inc. in the wireless networking group. From 1996 to 2002, Mr. Martin held several engineering management positions at CommWorks Corporation, a former subsidiary of 3Com Corporation. Mr. Martin holds a BS in Computer Engineering from San Jose State University and an MS in Telecommunications Systems from DePaul University in Chicago.

Barton Burstein has served as our Senior Vice President of Field Operations and Business Development since 2011 and has been working with the company since 2004 in a variety of roles, including General Manager of Operations and Vice President of Product Management. From 2003 to 2004, Mr. Burstein was an Entrepreneur in Residence at Sutter Hill Ventures. From 2000 to 2002, Mr. Burstein served as Vice President of Business Development in Nortel Networks Inc.’s Intelligent Internet Business Unit. From 1997 to 2000, Mr. Burstein served as Vice President of Business Development at Alteon WebSystems, Inc., until Alteon WebSystems was acquired by Nortel Networks Inc. in 2000. Prior to Alteon WebSystems, Mr. Burstein held various senior management positions with UB Networks, MasPar Computer Corporation and Evans & Sutherland Computer Corporation. Mr. Burstein holds a BA from Antioch College, a Masters in Computer Science from the University of Michigan, and an Executive MBA Accreditation from The Wharton School at the University of Pennsylvania. Mr. Burstein serves on the board of directors of Tail-f Systems AB, a private network software company, and has served on the advisory board of numerous private companies, including Core Mobility, Inc., a mobile phone application company, and Bridgewater System, Inc. (acquired by Amdocs Limited), a network management software provider.

Scott Maples has served as our Vice President Legal and General Counsel since March 2012. From March 1999 to February 2012, Mr. Maples served in various roles at Microsoft Corporation, most recently as Associate General Counsel. Prior to Microsoft, Mr. Maples was the Vice President, Business and Legal Affairs, at Virgin Interactive Entertainment, Inc., and served as an associate with the law firm of Stradling, Yocca, Carlson and Rauth. Prior to earning his law degree, Mr. Maples served for five years as a member of the Technical Staff of Hughes Aircraft Company. Mr. Maples holds a BA in Computer Science from the University of California, Santa Barbara and a JD from Boalt Hall School of Law at the University of California, Berkeley. Mr. Maples serves on the board of directors of the Law Foundation of Silicon Valley.

Denis Maynard has served as our Vice President of Sales and Field Operations since August 2011. From September 2010 to February 2011, Mr. Maynard served as Senior Vice President of Worldwide Sales at Harmonic Inc., a provider of video production infrastructure. From April 2009 to September 2010, Mr. Maynard served as Senior Vice President of Worldwide Sales at Omneon, Inc., currently part of Harmonic, Inc., a broadcast networking and storage company. From July 2001 to July 2008, Mr. Maynard served as Senior Vice President Worldwide Sales and Marketing at QLogic Corp., a storage networking company. From 1993 to 2001, Mr. Maynard worked at Cisco Systems, in various roles, including Sales Operations Director, and most recently as Director of Worldwide Field Operations. Mr. Maynard attended Pepperdine University, Malibu from 1976 to 1980 where he studied Business Administration.

Rob Mustarde has served as our Vice President of Marketing since January 2012 and served as Vice President of Worldwide Sales from 2005 to December 2011. Prior to that, Mr. Mustarde served as a Vice President at Riverbed Technology, Inc., and was responsible for starting its European operations. Prior to Riverbed Technology, Mr. Mustarde served as Northern European Sales Director at Peribit Networks, now a part of Juniper Networks. Prior to Peribit Networks, Mr. Mustarde led the Europe, Middle East and Africa organization of Alteon WebSystems, Inc. Mr. Mustarde holds a Bachelor of Engineering Honors Degree in Aeronautical Engineering from the University of Bristol in the United Kingdom.

Fred Harried has served as Vice President of Operations since January 2007. From May 2000 to December 2006, Mr. Harried worked at 2Wire, Inc., a home networking manufacturer, most recently serving as Senior Director of Operations.

Niv Hanigal has served as our Vice President of Product Management since April 2011 and has been with the company since October 2006 in a variety of product management roles, including Senior Director of Product Management. From 2004 to 2006, Mr. Hanigal managed the SSL VPN product line at Juniper Networks, Inc., a network equipment company. From 1998 to 2002, Mr. Hanigal held various engineering roles including Software Team Leader at Avaya, formerly the Enterprise Networks Group of Lucent Technologies, a provider of business collaboration and communications solutions. Mr. Hanigal holds a BA in Computer Science and Economics, an LLB from Tel Aviv University and an MBA from the Stanford Graduate School of Business.

Non-Employee Directors

Gaurav Garg has served as one of our directors since August 2002. Mr. Garg is currently an active investor in enterprise and mobile focused technology companies and serves on the board of a number of privately held companies. From 2001 to 2010, Mr. Garg was a Partner at Sequoia Capital. Prior to joining Sequoia Capital, Mr. Garg was a founder, board member and Senior Vice President of Product Management at Redback Networks, which was acquired by Ericcson in January 2007. Prior to Redback Networks, Mr. Garg held various engineering positions at SynOptics and Bay Networks. Mr. Garg holds a BS and MS in Electrical Engineering and a BS in Computer Science, all from Washington University in St. Louis.

Mr. Garg was selected to serve on our board based on his extensive experience with technology and networking companies, including as a founder, executive and venture capitalist.

Mohan Gyani has served as one of our directors since December 2009 and as lead independent director since July 2012. Since May 2005, Mr. Gyani has served in various roles at Roamware, Inc., a mobile roaming solutions company, most recently as Vice Chairman. From March 2000 to January 2003, Mr. Gyani served as President and Chief Executive Officer of AT&T Wireless Services, Inc., a telecommunications company. From September 1995 to 1999, Mr. Gyani was an Executive Vice

President and Chief Financial Officer of AirTouch Communications, Inc., a wireless telephone services provider. Prior to AirTouch Communications, Mr. Gyani spent 15 years with the Pacific Telesis Group, Inc. of Pacific Bell, a telecommunications company. Mr. Gyani holds a BA in business administration and an MBA from San Francisco State University. From June 2007 to June 2010, Mr. Gyani served on the board of directors of Mobile Telesystems, Inc. Currently, Mr. Gyani serves on the boards of directors of Audience, Inc., Keynote Systems, Inc., Safeway, Inc. and Union Bank, N.A., as well as on the boards of directors of certain private companies.

Mr. Gyani was selected to serve on our board based on his extensive experience with technology and networking companies and broad experience in the telecommunications industry.

Georges Antoun has served as one of our directors since December 2011. Mr. Antoun has been Chief Operating Officer of First Solar, Inc., a provider of fully integrated solar solutions, since June 2012. From July 2011 to June 2012, Mr. Antoun was a Venture Partner at Technology Crossover Partners and part of the Infrastructure team. From January 2007 to July 2011, Mr. Antoun was the Head of Product Area IP & Broadband Networks for Telefonaktiebolaget L. M. Ericsson, or Ericsson. Before joining Ericsson, from August 2001 to January 2007, Mr. Antoun was Senior Vice President of World Wide Sales & Operations at Redback Networks, which Ericsson acquired in January 2007. After the acquisition of Redback Networks, Mr. Antoun was promoted to Chief Executive Officer of the Redback entity at Ericsson until 2009. Prior to Redback Networks, from 1996 to 2001, Mr. Antoun worked at Cisco Systems where he served in various roles including Vice President of Worldwide Systems Engineering and Field Marketing, Vice President of Worldwide Optical Operations and Vice President of Carrier Sales. Mr. Antoun holds a BS in Engineering from the University of Louisiana at Lafayette, and a Masters in Information Systems Engineering from New York Polytechnic, now NYU Poly.

Mr. Antoun was selected to serve on our board based on his extensive experience with technology and networking companies, including as an executive and venture capitalist.

Richard Lynch has served as one of our directors since March 2012. Mr. Lynch has been president of FB Associates, LLC, an advisory and consulting services company, since September 2011. From October 2010 to August 2011, Mr. Lynch served as Executive Vice President of Enterprise-wide Strategic Technology Initiatives at Verizon Communications Inc., and from July 2007 to October 2010, as Executive Vice President and Chief Technology Officer. From 2000 to 2007, Mr. Lynch served as Chief Technology Officer at Verizon Wireless. He is a Fellow of The Institute of Electrical and Electronic Engineers and has been awarded patents in the field of wireless communications. Mr. Lynch is a graduate of Lowell Technological Institute, now University of Massachusetts, where he received BS and MS degrees in Electrical Engineering. He has also completed post graduate work at The Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University. Mr. Lynch serves as chairman of the board of directors of TranSwitch Corporation.

Mr. Lynch was selected to serve on our board based on his extensive experience with technology and networking companies.

Stewart Grierson has served as one of our directors since June 2012. From October 2004 to June 2011, Mr. Grierson served as Chief Financial Officer of ArcSight Inc., an enterprise security and software compliance management company, and also served as Vice President of Finance from March 2003 to April 2007 and Secretary from January 2003 to January 2006. From November 1999 to July 2002, Mr. Grierson served in several positions for ONI Systems Corp., a provider of optical communications equipment, including most recently as Vice President and Corporate Controller. From

1992 to 1999, he served in various roles in the audit practice at KPMG LLP. Mr. Grierson holds a BA in economics and a Graduate Diploma in Chartered Accountancy, both from McGill University. Mr. Grierson is also a chartered accountant.

Mr. Grierson was selected to serve on our board based on his extensive experience with technology and communications companies and his financial and accounting background. Mr. Grierson qualifies as an “audit committee financial expert” within the meaning of the SEC regulations.

James J. Goetz has served as one of our directors since July 2012. Since June 2004, Mr. Goetz has been a General Partner at Sequoia Capital. Prior to joining Sequoia Capital, from 2000 to 2004, Mr. Goetz was a General Partner at Accel Partners. Mr. Goetz holds an MS in Electrical Engineering from Stanford University and a BS in Electrical and Computer Engineering from the University of Cincinnati. Mr. Goetz currently serves on the board of directors of Jive Software, Inc., a provider of social business software, Palo Alto Networks, Inc., a network security company, and a number of privately held companies.

Mr. Goetz was selected to serve on our board based on his extensive experience with technology companies and broad experience in the venture capital industry.

Classified Board

Our board of directors will consist of eight members upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Gaurav Garg, James Goetz and William Kish, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	The Class II directors will be Georges Antoun, Mohan Gyani and Richard Lynch, and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•	The Class III directors will be Stewart Grierson and Selina Lo, and their terms will expire at the annual meeting of stockholders to be held in 2015.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the         , independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Antoun, Garg, Goetz, Grierson, Gyani and Lynch do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is

“independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             . In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the Chairman of the board of directors. Our board of directors has appointed Mr. Gyani to serve as our lead independent director. As lead independent director, Mr. Gyani will preside over periodic meetings of our independent directors, coordinate activities of the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Messrs. Antoun, Garg and Grierson, each of whom, our board of directors has determined, satisfies the independence requirements under the              listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Grierson, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain its services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	considering and approving or disapproving of all related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	establishing procedures for the receipt, retention and treatment of any complaints received by us regarding financial controls, accounting or auditing matters; and

•	conducting an annual assessment of the performance of the audit committee and its members and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Messrs. Antoun, Garg and Lynch. Our board of directors has determined that each of Messrs. Antoun, Garg and Lynch is independent under the              listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Garg. The functions of this committee include:

•	reviewing and recommending to the full board of directors the compensation and other terms of employment of our chief executive officer and our other executive officers;

•	reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•	evaluating, adopting and administering equity incentive plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Gyani and Lynch. Our board of directors has determined that Messrs. Gyani and Lynch are independent under the              listing standards. The chair of our nominating and corporate governance committee is Mr. Lynch. The functions of this committee include:

•	reviewing periodically and evaluating performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors terms of, any amendments to, our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct

We have adopted a Code of Business Conduct that applies to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of our Code of Business Conduct will be posted on our website at www.ruckuswireless.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The compensation provided to our non-employee directors in fiscal 2011 is enumerated in the table below. Directors who are also one of our employees, such as Ms. Lo and Mr. Kish, do not and will not receive any compensation for their services as a director.

2011 Director Compensation Table

The following table sets forth a summary of the compensation earned during the year ended December 31, 2011 by our non-employee directors:

Name	Fees Paid in Cash	Stock Awards(1)	Option Awards(1)	Total(2)
Gaurav Garg	$—	$—	$—	$—
Mohan Gyani(3)	40,000	—	—	40,000
Georges Antoun(4)	—	—	—	—
Hossein Moiin(5)	—	—	—	—

(1)	As of December 31, 2011, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors was:

Name	Stock Options
Gaurav Garg	—
Mohan Gyani	286,875
Hossein Moiin(5)	181,884

(2)	The dollar values in this column for each director represent the sum of all compensation referenced in the preceding columns.
(3)	Mr. Gyani receives $40,000 annually as compensation for his services as a non-employee director pursuant to an arrangement agreed to when he joined our board of directors in December 2009.
(4)	Mr. Antoun was elected to our board of directors in December 2011.
(5)	Mr. Moiin resigned from our board of directors in July 2011.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2011, which consist of our principal executive officer and the next two most highly compensated executive officer, are:

•	Selina Y. Lo, President and Chief Executive Officer;

•	Seamus Hennessy, Chief Financial Officer; and

•	Barton Burstein, Senior Vice President of Field Operations and Business Development.

2011 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2011.

Name and principal position	Year	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Total
Selina Y. Lo	2011	$300,000	$—	$—	$250,000	$550,000
President and Chief Executive Officer

Seamus Hennessy	2011	207,500	42,900	469,262	12,100	731,762
Chief Financial Officer

Barton Burstein,	2011	224,375	79,315	516,524	15,125	835,339
Senior Vice President of Field Operations and Business Development

(1)	Amounts shown in this column represent discretionary cash bonus awards granted to our named executive officers for performance during 2011.
(2)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 31, 2011, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(3)	The amounts included in the “Non-Equity Incentive Plan Compensation” column represent performance bonus amounts. The 2011 performance bonus paid to our Chief Executive Officer was based upon a $150,000 target bonus to be paid in proportion to the company’s achievement of certain performance goals specific to the Chief Executive Officer, and was increased in proportion to the company’s over-achievement of its overall operating plan. The 2011 performance bonuses for our named executive officers other than our Chief Executive Officer were paid at 121% of their respective targets, based on the board’s determination that the target company performance metrics for such bonuses were achieved at the 121% level. Mr. Hennessy’s target performance bonus was $10,000 and Mr. Burstein’s target performance bonus was $12,500. There were no thresholds or maximums associated with the performance bonuses for our NEOs.

Outstanding Equity Awards at December 31, 2011

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested	Equity Incentive Plan Awards: Number of Unexercised Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
Selina Y. Lo	1,754,904	(1)	—	$0.43	1/17/2018	—	$—	—	$—
	364,583	(2)	335,417	$0.82	11/22/2019	—	$—	—	$—

Seamus Hennessy	420,000	(3)	—	$0.20	5/7/2019	—	$—	—	$—
	17,187	(4)	57,813	$1.24	6/24/2020	—	$—	—	$—
	54,660	(5)	382,627	$2.01	6/20/2021	—	$—	—	$—

Barton Burstein	375,000	(6)	—	$0.12	9/29/2015	—	$—	—	$—
	64,000	(6)	—	$0.12	7/20/2016	—	$—	—	$—
	20,000	(6)	—	$0.20	5/6/2017	—	$—	—	$—
	94,000	(6)	—	$0.43	1/17/2018	—	$—	—	$—
	75,000	(7)	—	$0.43	8/14/2018	—	$—	—	$—
	129,166	(8)	70,834	$0.20	6/11/2019	—	$—	—	$—
	17,708	(9)	32,292	$0.20	6/11/2019	—	$—	—	$—
	22,666	(10)	41,334	$1.24	6/24/2020	—	$—	—	$—
	60,166	(11)	421,162	$2.01	6/20/2021	—	$—	—	$—

(1)	This option began vesting on January 1, 2008. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date. Of the shares underlying this option, 1,718,343 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(2)	This option began vesting on November 23, 2009. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(3)	1/4th of the total number of shares subject to the option vested on May 18, 2010. The remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to this option grant each month, subject to continued service to us through each vesting date. Of the shares underlying this option, 271,250 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(4)	This option began vesting on January 1, 2011. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(5)	This option began vesting on June 21, 2011. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(6)	This option is fully vested.
(7)	This option began vesting on June 1, 2009. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date. Of the shares underlying this option, 46,875 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(8)	This option began vesting on May 8, 2009. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(9)	This option began vesting on July 1, 2010. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(10)	This option began vesting on July 1, 2010. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(11)	This option began vesting on June 21, 2011. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.

Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control

Severance Agreements

We have agreements with each of our NEOs that contain severance provisions providing for continued payment of salary and provision of certain benefits for a specified period of time in connection with termination of employment under various circumstances, including involuntary termination by the company, termination by the employee for good reason, or termination due to death or disability.

The actual amounts that would be paid or distributed to an eligible NEO as a result of a termination of employment occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO’s base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the NEOs to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, each NEO would also be able to exercise any previously-vested stock options that he or she held. Finally, the NEOs are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

To receive any of the severance benefits under these agreements, the NEO would be required to execute a release of claims against Ruckus and comply with confidentiality and non-disparagement provisions.

Severance Payments

In the event of a termination of employment by us without “cause” or by the NEO for “good reason” at any time during the period that ends twelve months following an “asset transfer” or “acquisition,” or termination for “disability” (as each are defined in our agreements with the NEOs and described generally below), our NEOs are eligible to receive the following payments and benefits:

•	annual base salary for 90 days (180 days in the case of Ms. Lo) from the date of termination; and

•

health insurance premiums under our group health insurance plans as provided under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, to the extent such COBRA premiums exceed the costs previously paid by the NEO for group health insurance coverage while employed by us, until the earlier of (i) 90 days (180 days in the case of Ms. Lo) after termination, or (ii) such time as the NEO is eligible for health insurance coverage with a subsequent employer.

Equity Awards

In addition, in the event of an involuntary termination of employment by us without “cause” or by the NEO for “good reason” at any time during the period that ends 12 months following the consummation date of an “asset transfer” or “acquisition” (as each are defined in our agreements with the NEOs and described generally below), the vesting of outstanding equity awards of our NEO will be accelerated as follows:

•

in the case of Ms. Lo, Ms. Lo’s restricted stock pursuant to her Restricted Stock Purchase Agreement dated August 17, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the two-year period following Ms. Lo’s termination if she had remained employed during that time;

•	in the case of Mr. Hennessy, Mr. Hennessy’s stock option to purchase 420,000 shares of common stock granted on May 8, 2009 shall be accelerated in full; and

•

in the case of Mr. Burstein, Mr. Burstein’s stock option to purchase 375,000 shares of common stock granted on September 30, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the two-year period following Mr. Burstein’s termination if he had remained employed during that time.

In the event of a termination of employment due to “disability,” the vesting of outstanding equity awards of our NEO will be accelerated as follows:

•

in the case of Ms. Lo, Ms. Lo’s restricted stock pursuant to her Restricted Stock Purchase Agreement dated August 17, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the six-month period following Ms. Lo’s termination if she had remained employed during that time;

•

in the case of Mr. Hennessy, Mr. Hennessy’s stock option to purchase 420,000 shares of common stock granted on May 8, 2009 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the three-month period following Mr. Hennessy’s termination if he had remained employed during that time; and

•

in the case of Mr. Burstein, Mr. Burstein’s stock option to purchase 375,000 shares of common stock granted on September 30, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the three-month period following Mr. Burstein’s termination if he had remained employed during that time.

For purposes of these agreements, the term “acquisition” means the consummation of a merger, consolidation or similar transaction involving the company that results in the stockholders of the company immediately prior to such transaction representing less than 50% of the combined outstanding voting power of the surviving entity and any transaction or a series of related transactions where greater than 50% of the combined voting power of the company is transferred, subject to certain exceptions.

For purposes of these agreements, the term “asset transfer” means the sale, lease, exclusive license or other disposition of all or substantially all of the company’s assets.

For purposes of these agreements, the term “cause” means the NEO’s conviction of a felony or a crime involving moral turpitude or dishonesty, participation in a fraud or act of dishonesty against the company, willful and material breach of duties that, if curable, remains uncured after notice, intentional and material damage to company property, or material breach of their confidentiality agreement.

For purposes of these agreements, the term “good reason” means any of the following, without the NEO’s consent: a material diminution of position, duties and responsibilities following an acquisition or asset transfer (provided that the acquisition of the company and subsequent conversion of the company to a division or unit of the acquiring company will not by itself be deemed to be a diminution of responsibilities or duties); or our material breach of the employment agreement between the NEO and us. Any actions we take to accommodate a disability of the NEO is not “good reason.” Before a NEO may terminate employment for “good reason,” the NEO must notify us in writing, we must fail to remedy or cure the alleged “good reason” and the NEO must then terminate employment, all within prescribed time periods.

For purposes of these agreements, the term “disability” means the NEO’s death, incapacitation by bodily injury or disease, including mental illness, that prevents such NEO from regularly performing their essential functions for a period in excess of 90 days in any twelve month period, the determination by a physician mutually acceptable to the NEO and the company that such NEO is mentally or physically disabled so as to be unable to perform their essential functions or the deemed disability for purposes of any long term disability insurance policy maintained by the company for such NEO.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2002 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2002 Stock Plan in November 2002. Our 2002 Stock Plan allowed for the grant of ISOs to our employees, and for the grant of NSOs and stock purchase rights to our employees and consultants. Effective January 31, 2012, our board of directors terminated our 2002 Stock Plan and provided that no further stock awards were to be granted under our 2002 Stock Plan. All outstanding stock awards under our 2002 Stock Plan will continue to be governed by their existing terms.

Our board of directors, or a committee thereof appointed by our board of directors, administers our 2002 Stock Plan and the stock awards granted under it. The administrator has the authority to modify outstanding stock awards under our 2002 Stock Plan.

In the event of a corporate transaction, including a merger, consolidation or asset sale, each outstanding stock award will be assumed or an equivalent option or purchase right will be substituted by the successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or purchase right, in which case such stock award will terminate upon the consummation of the transaction.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan, or 2012 Plan, in January 2012, and our stockholders subsequently approved the 2012 Equity Incentive Plan in February 2012. The 2012 Plan is the successor to and continuation of our 2002 Stock Plan. As of January 31, 2012, no further grants were made under our 2002 Stock Plan. The 2012 Plan was amended and restated in July 2012 and further amended in September 2012, and we expect our stockholders to approve the amended and restated plan, as amended, prior to the closing of this offering. Our 2012 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2012 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2012 Plan is 32,000,000, which number includes (i) the 55,589 shares reserved for issuance under our 2002 Stock Plan at the time our 2012 Plan became effective and (ii) any shares subject to stock options or other stock awards granted under the 2002 Stock Plan that would have otherwise returned to our 2002 Stock Plan, such as upon the expiration or termination of a stock award prior to vesting, not to exceed 17,365,458 shares. Additionally, the number of shares of our common stock reserved for issuance under our 2012 Plan will automatically increase on January 1 of each year, beginning on January 1, 2013 and continuing through and including January 1, 2022, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2012 Plan is 100,000,000.

Shares issued under our 2012 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2012 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2012 Plan. Additionally, shares issued pursuant to stock awards under our 2012 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2012 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2012 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. No such delegation to officers has been made as of                , 2012. Subject to the terms of our 2012 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2012 Plan.

The board of directors has the power to modify outstanding awards under our 2012 Plan. Subject to the terms of our 2012 Plan, the board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 5,000,000 shares of our common stock under our 2012 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,500,000 shares of our common stock or a performance cash award having a maximum value in excess of $5,000,000 under our 2012 Plan. These limitations are intended to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards.    Our 2012 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. Our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (i) earnings, including earnings per share and net earnings; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholder’s equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin, including gross margin; (xiii) income, before or after taxes; (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii) operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added, or an equivalent metric; (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) entry into or completion of strategic transactions, including but not limited to acquisitions and licensing agreements; (xxx) stockholders’ equity; (xxxi) capital expenditures; (xxxii) debt levels; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) bookings; (xxxviii) performance review results; (xxxix) employee retention; and (xl) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; (e) to exclude the effects of any “extraordinary items” as determined under GAAP; (f) to exclude the dilutive effects of acquisitions or joint ventures; (g) to assume that any business divested by the company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (h) to exclude the effect of any change in our outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spinoff, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (i) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (j) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under GAAP; (k) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP; and (l) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

Corporate Transactions.    Our 2012 Plan provides that in the event of a specified corporate transaction, as defined under our 2012 Plan, each outstanding stock award will be assumed or an equivalent stock award will be substituted by a successor corporation, unless the successor corporation does not agree to assume the stock award or to substitute an equivalent stock award, in which case such stock award will terminate upon the consummation of the transaction.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2012 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2012 Plan.

2012 Employee Stock Purchase Plan

Our board of directors has adopted, and we expect our stockholders will approve prior to the closing of this offering, our 2012 Employee Stock Purchase Plan, or ESPP. We do not expect to commence any offering under the ESPP at the time of this offering. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is 1,500,000 shares. Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year, beginning on January 1, 2013 and continuing through and including January 1, 2022, by the lesser of (i) 2% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii) 3,000,000 shares of common stock; or (iii) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors has delegated concurrent authority to administer our ESPP to our compensation committee under the terms of the compensation committee’s charter.

Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our ESPP includes both a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and a component that is not intended to so qualify. The purposes of the non-423 component of our ESPP is to authorize the grant of purchase rights that do not meet the requirements of an employee stock purchase plan because of deviations necessary or desirable to permit participation in our ESPP by employees who are foreign nationals or employed outside of the United States, while complying with applicable foreign laws.

The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our ESPP. No offerings have been approved at this time.

Our ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods, if required by law, with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.

In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Our ESPP will remain in effect until terminated by the administrator in accordance with the terms of the ESPP. Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Pension Benefits

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by the company during 2011.

Nonqualified Deferred Compensation

Our NEOs did not earn any nonqualified deferred compensation benefits from us during 2011.

Limitations on Liability and Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2009 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Management—Executive Compensation” and “Management—Non-Employee Director Compensation.”

Sales of Preferred Stock

In September 2009 and October 2009, we sold an aggregate of 6,060,605 shares of our Series F preferred stock at a purchase price of $1.98 per share for an aggregate purchase price of approximately $12.0 million. In February 2012 and April 2012, we sold an aggregate of 4,590,692 shares of our Series G preferred stock at a purchase price of $5.4458 per share for an aggregate purchase price of approximately $25.0 million. The following table summarizes purchases of shares of our preferred stock by our executive officers and holders of more than 5% of our capital stock since January 1, 2009:

Stockholder	Series F (shares)	Series G (shares)	Total Purchase Price
Sequoia Capital and Affiliates(1)	2,437,322	367,255	$6,825,895

(1)	James Goetz, a member of our board of directors, is a General Partner at Sequoia Capital.

Registration Rights Agreement

On February 3, 2012, we entered into a Sixth Amended and Restated Investor Rights Agreement, or the IRA, with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including entities affiliated with Sequoia Capital. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Stockholder Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and our executive officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Change in Control Arrangements

We have entered into severance agreements with each of our executive officers. For more information regarding these agreements, see “Executive Compensation—Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control.”

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 31, 2012, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable under options or warrants that are exercisable within 60 days after August 31, 2012 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Ruckus Wireless, Inc., 350 West Java Drive, Sunnyvale, California 94089.

The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale by us in this offering.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Common Stock	Percentage of Class	Shares Offered Hereby	Number of Shares Beneficially Owned	Percentage of Class
Selina Y. Lo(1)	6,359,322	9.2%				%
Seamus Hennessy(2)	535,956	*				%
Barton Burstein(3)	1,323,756	2.0%				%
William Kish(4)	2,883,122	4.3%				%
Gaurav Garg	—	*				%
Mohan Gyani(5)	203,203	*				%
Georges Antoun(5)	38,742	*				%
Richard Lynch(5)	20,861	*				%
Stewart Grierson	11,920	*				%
James J. Goetz(6)	17,850,437	26.8%				%
Motorola Mobility LLC(7)	3,976,767	6.0%				%
Entities affiliated with Sequoia Capital(8)	17,850,437	26.8%				%
Directors and officers as a group (total of 16 persons)(9)	31,649,219	43.6%				%

(1)	Consists of: (a) 3,351,831 shares of common stock held by The Selina Y. Lo Trust U/T/D 7/22/97; (b) stock options exercisable for 2,687,195 shares of common stock within 60 days after August 31, 2012; (c) 97,699 shares of common stock held by The Lo 1999 Family Trust f/b/o Grant Gah-Yun Martin; (d) 97,699 shares of common stock held by The Lo 1999 Family Trust f/b/o Kwun Man Lo; (e) 97,699 shares of common stock held by The Lo 1999 Family Trust f/b/o Kyle Paht-Yun Martin; (f) 16,099 shares of common stock held by The Amy Lo 2004 Irrevocable Trust; and (g) 11,100 shares of common stock held by The Sean Martin 2003 Irrevocable Trust. Ms. Lo is a Trustee of The Selina Y. Lo Trust U/T/D 7/22/97, The Lo 1999 Family Trust, The Amy Lo 2004 Irrevocable Trust and The Sean Martin 2003 Irrevocable Trust.
(2)	Represents shares of common stock issuable pursuant to stock options exercisable within 60 days after August 31, 2012, and includes stock options exercisable for 61,250 shares of common stock which may be acquired upon an early exercise and are subject to a right of repurchase by the company if Mr. Hennessy does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(3)	Consists of: (a) 297,013 shares of common stock held by the Barton Burstein & Leslie White Trust UA dated 11/24/99; and (b) stock options exercisable for 1,026,743 shares of common stock within 60 days after August 31, 2012, and includes stock options exercisable for 12,500 shares of common stock which may be acquired upon an early exercise and are subject to a right of repurchase by the company if Mr. Burstein does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(4)	Consists of 2,850,000 shares of common stock, of which 118,751 were acquired on early exercise of options and are subject to the right of repurchase by the company if Mr. Kish does not satisfy the option’s vesting requirements, and stock options exercisable for 33,122 shares of common stock within 60 days after August 31, 2012. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(5)	Represents shares of common stock issuable pursuant to stock options exercisable within 60 days after August 31, 2012.
(6)	Consists of 9,127,790 shares of common stock held by Sequoia Capital X, 813,832 shares of common stock held by Sequoia Capital X Principals Fund, 1,314,742 shares of common stock held by Sequoia Technology Partners X, 5,281,539 shares of common stock held by Sequoia Capital U.S. Growth Fund IV, L.P., 229,319 shares of common stock held by Sequoia Capital USGF Principals Fund IV, L.P., 43,329 shares of common stock held by Sequoia Capital Entrepreneurs Annex Fund and 1,039,886 shares of common stock held by Sequoia Capital IX. Mr. Goetz, one of our directors, is a General Partner at Sequoia Capital and shares voting and dispositive power over the shares held by Sequoia Capital but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such funds. The address for Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.
(7)	Motorola Mobility LLC (“Motorola”) is a subsidiary of Google Inc. (“Google”), a publicly traded company. Google has delegated voting and dispositive power over these shares to certain officers of Motorola and certain other employees of Motorola. Motorola’s address is 600 North U.S. Highway 45, Libertyville, Illinois 60048.
(8)	Consists of shares listed in footnote (6) above, which are held by entities affiliated with Sequoia Capital.
(9)	In addition to the individuals listed above, includes: (a) stock options exercisable for 471,093 shares of common stock within 60 days after August 31, 2012 held by Fred Harried, Jr.; (b) 327,000 shares of common stock held by Steven Martin and stock options exercisable for 543,594 shares of common stock within 60 days after August 31, 2012; (c) 437,808 shares of common stock held by Rob Mustarde and stock options exercisable for 307,878 shares of common stock within 60 days after August 31, 2012, of which options to purchase 10,834 shares of common stock may be acquired upon an early exercise and are subject to the right of repurchase by the company if Mr. Mustarde does not satisfy the option’s vesting requirements; and (d) 86,000 shares of common stock held by Niv Hanigal, of which shares 1,500 are subject to repurchase by the company if Mr. Hanigal does not satisfy vesting requirements, and stock options exercisable for 121,486 shares of common stock within 60 days after August 31, 2012 held by Niv Hanigal.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 250,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering.

As of August 31, 2012, there were outstanding:

•	66,529,655 shares of common stock held by 372 stockholders, including 154,424 shares issued pursuant to early exercise of stock options and restricted stock grants that are subject to repurchase; and

•	23,742,320 shares of common stock issuable upon exercise of outstanding options.

Our shares of common stock are not redeemable and, following the completion of this offering, will not have preemptive rights.

As of August 31, 2012, there were warrants outstanding for the purchase of an aggregate of 358,780 shares of common stock and an aggregate of 322,868 shares of preferred stock. For further details regarding outstanding warrants, see the section titled “Warrants” below.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

As of August 31, 2012, there were 47,875,371 shares of our preferred stock outstanding, which will be converted into 47,875,371 shares of common stock immediately prior to the completion of this offering.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of August 31, 2012, under our 2002 Stock Plan and 2012 Plan, options to purchase an aggregate of 23,742,320 shares of common stock (excluding 154,424 shares issued pursuant to early exercise of options that are subject to repurchase by us) were outstanding and 2,548,087 additional shares of common stock were available for future grant. For additional information regarding the terms of these plans, see “Management—Employee Benefit Plans.”

Warrants

As of August 31, 2012, we had the following warrants outstanding, all of which are exercisable immediately prior to the completion of this offering:

•

warrants to purchase an aggregate of 358,780 shares of our common stock at a weighted average exercise price of $2.52 per share, with expiration dates of January 31, 2014, September 30, 2018 and September 27, 2021;

•

warrants to purchase an aggregate of 160,868 shares of our Series C preferred stock (which are convertible into 160,868 shares of our common stock) at an exercise price of $1.15 per share, with an expiration date of February 6, 2013;

•

warrants to purchase an aggregate of 137,000 shares of our Series E preferred stock (which are convertible into 137,000 shares of our common stock) at an exercise price of $1.82 per share, with an expiration date of September 30, 2018; and

•

warrants to purchase an aggregate of 25,000 shares of our Series F preferred stock (which are convertible into 25,000 shares of our common stock) at an exercise price of $1.98 per share, with an expiration date of November 24, 2020.

Stockholder Registration Rights

After our initial public offering, certain holders of shares of our common stock, including those shares of our common stock that were issued upon conversion of our preferred stock, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the IRA and are described in additional detail below. We, along with entities affiliated with Sequoia Capital, as well as certain other parties, are parties to the IRA. We entered into the IRA in connection with the issuance of our Series G preferred stock in 2012.

The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

Under our IRA, upon the written request of the holders of more than 30% of our registrable securities then outstanding that we file a registration statement under the Securities Act, we are obligated to use our reasonable best efforts to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 120 days twice in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Piggyback Registration Rights

If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Form S-3 Registration Rights

The holders of our registrable securities can also request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $2.5 million (net underwriting discounts and commissions, if any). We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our amended and restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Listing

We intend to apply to list our common stock on                      under the trading symbol “RKUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on                     , 2012, upon completion of this offering,             shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining              shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the options to purchase shares and warrants to purchase              shares of our common stock outstanding as of                     , 2012, options and warrants exercisable for approximately              shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus, which period is subject to potential extension under specified circumstances.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares of common stock, these restricted securities will be available for sale in the public market as follows:

•	no shares of common stock will be eligible for immediate sale on the date of this prospectus; and

•

             shares of our common stock will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 180 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after the completion of this offering based on the number of common shares outstanding as of                     , 2012; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2002 Stock Plan, 2012 Plan and ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

Whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period following the last day of the applicable restricted period, in which case the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing automatic extension will not apply if FINRA amends or repeals NASD Rule 2711(f)(4), or otherwise provides written interpretive guidance regarding such rule, in each case, to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an “emerging growth company” (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the IRA and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 51,026,757 shares of our common stock and 322,868 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Stockholder Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of federal income and estate taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” certain former citizens or permanent residents of the United States, investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this summary does not address any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) it is subject to the primary supervision of a court within the United States, and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions

In general, distributions, if any, paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain (see “Sale or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on its “effectively connected earnings and profits” for the taxable year, as adjusted for certain items.

Sale or Other Taxable Disposition of Common Stock

In general, and subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

(i)	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the Non-U.S. Holder);

(ii)	the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (iii) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, but scheduled to increase to 31% after 2012, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on IRS Form W-8BEN.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, but scheduled to increase to 31% after 2012, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Although these rules currently apply to applicable payments made after December 31, 2012, the IRS has issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2015.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Needham & Company, LLC
Oppenheimer & Co. Inc.
ThinkEquity LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from the company and the selling stockholders.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and all holders of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we release earnings results or announces material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of such period, in which case the restrictions described above will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event unless Goldman, Sachs & Co. and Morgan Stanley & Co. LLC waive such extension. The foregoing automatic extension will not apply if FINRA amends or repeals NASD Rule 2711(f)(4), or otherwise provides written interpretive guidance regarding such rule, in each case, to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an “emerging growth company” (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our common stock listed on                      under the symbol “RKUS.” In order to meet one of the requirements for listing the common stock on                     , the underwriters have undertaken to             .

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million. We will pay all such expenses.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley LLP, beneficially owns 139,577 shares of our preferred stock, which will be converted into 139,577 shares of our common stock upon completion of this offering. Latham & Watkins LLP, Menlo Park, California is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock being offered by this prospectus.

EXPERTS

The financial statements of Ruckus Wireless, Inc. at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company changed its method of accounting for multiple element arrangements and revenue arrangements that include software elements in 2010 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, and ASU 2009-14, Certain Revenue Arrangements that include Software Elements. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of IntelliNet Technologies, Inc. as of December 31, 2009 and 2010, and for the years ended December 31, 2009 and 2010 included in this registration statement and prospectus have been audited by McGladrey LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In December 2010, our Board of Directors dismissed Ernst & Young LLP, or E&Y, as our independent registered public accounting firm and engaged Deloitte & Touche LLP, or Deloitte. E&Y’s reports on our financial statements for 2008 and 2009 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. There were (i) no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC, in connection with the audits of our financial statements for each of the 2008 and 2009 fiscal years and the subsequent interim period through the replacement of E&Y with Deloitte.

Neither we nor anyone acting on our behalf consulted with Deloitte at any time prior to their retention by us with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC at its public reference facilities located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain a website on the Internet at www.ruckuswireless.com. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through such site.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ruckus Wireless, Inc.

Sunnyvale, California

We have audited the accompanying consolidated balance sheets of Ruckus Wireless, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, statements of redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ruckus Wireless, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for multiple element arrangements and revenue arrangements that include software elements in 2010 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Certain Revenue Arrangements that include Software Elements.

/s/ Deloitte & Touche LLP

San Jose, California

July 27, 2012

RUCKUS WIRELESS, INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		June 30,	Pro Forma Stockholders’ Equity June 30,
	2010	2011	2012	2012
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,891	$11,200	$31,270
Accounts receivable, net of allowance for doubtful accounts of $66, $117, and $146, respectively	10,476	20,402	22,795
Inventories	12,186	10,925	14,828
Deferred costs	1,473	1,489	1,413
Deferred tax assets	—	231	2,532
Prepaid expenses and other current assets	896	1,409	2,380

Total current assets	26,922	45,656	75,218

Property and equipment, net	2,487	4,555	6,974
Goodwill	—	9,031	9,031
Intangible assets, net	—	6,311	5,651
Noncurrent deferred tax asset	—	—	14,845
Other assets	381	137	1,075

Total assets	$29,790	$65,690	$112,794

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		June 30,	Pro Forma Stockholders’ Equity June 30,
	2010	2011	2012	2012
			(unaudited)
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,732	$11,319	$15,408
Short-term credit facility	—	5,000	—
Accrued compensation	2,718	4,874	5,263
Accrued liabilities	2,342	4,269	4,382
Liabilities related to acquisitions	—	4,600	4,900
Current portion of loans payable	1,539	3,262	—
Deferred revenue	8,173	15,259	18,757

Total current liabilities	22,504	48,583	48,710

Noncurrent portion of loans payable	8,490	5,207	—
Noncurrent deferred revenue	2,107	1,922	2,524
Noncurrent deferred tax liabilities	—	268	—
Preferred stock warrant liability	182	1,050	1,483
Other noncurrent liabilities	85	2,146	1,164

Total liabilities	33,368	59,176	53,881

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock:
Series A-1 redeemable convertible preferred stock, $0.001 par value per share; 5,515 shares authorized; 5,515 shares issued and outstanding	1,221	1,221	1,221	—
Series B convertible redeemable preferred stock, $0.001 par value per share; 7,194 shares authorized; 7,194 shares issued and outstanding	3,496	3,496	3,496	—
Series C redeemable convertible preferred stock, $0.001 par value per share; 7,996 shares authorized; 7,835 shares issued and outstanding	8,960	8,960	8,960	—
Series D redeemable convertible preferred stock, $0.001 par value per share; 12,560 shares authorized; 12,560 shares issued and outstanding	18,188	18,188	18,188	—
Series E redeemable convertible preferred stock, $0.001 par value per share; 4,258 shares authorized; 4,121 shares issued and outstanding	7,465	7,465	7,465	—
Series F redeemable convertible preferred stock, $0.001 par value per share; 6,086 shares authorized; 6,060 shares issued and outstanding	11,927	11,927	11,927	—
Series G redeemable convertible preferred stock, $0.001 par value per share; 4,600 shares authorized; 4,590 shares issued and outstanding	—	—	24,883	—

Total redeemable convertible preferred stock	51,257	51,257	76,140	—

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		June 30,	Pro Forma Stockholders’ Equity June 30,
	2010	2011	2012	2012
			(unaudited)
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 95,000 shares authorized:
15,132, 18,273, and 18,622 shares issued and outstanding at December 31, 2010, 2011, and June 30, 2012, respectively; 66,497 shares issued and outstanding pro forma	15	18	19	66
Additional paid–in capital	4,634	10,537	13,679	89,772
Accumulated Deficit	(59,484)	(55,298)	(30,925)	(30,925)

Total stockholders’ equity (deficit)	(54,835)	(44,743)	(17,227)	58,913

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$29,790	$65,690	$112,794	$112,794

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Revenues:
Product	$73,108	$114,684	$45,318	$88,697
Service	2,381	5,339	2,036	5,208

Total revenues	75,489	120,023	47,354	93,905

Cost of revenues:
Product	34,039	44,705	18,982	31,916
Service	1,705	2,502	1,158	1,959

Total cost of revenues	35,744	47,207	20,140	33,875

Gross profit	39,745	72,816	27,214	60,030

Operating expenses:

Research and development	19,256	24,892	10,760	18,187
Sales and marketing	19,185	32,659	13,299	24,910
General and administrative	4,231	8,524	3,070	8,437

Total operating expenses	42,672	66,075	27,129	51,534

Operating income (loss)	(2,927)	6,741	85	8,496
Interest expense	(1,011)	(1,025)	(450)	(472)
Other expense, net	(290)	(1,215)	(360)	(967)

Income (loss) before income taxes	(4,228)	4,501	(725)	7,057
Income tax benefit (expense)	(176)	(315)	(137)	17,316

Net income (loss)	$(4,404)	$4,186	$(862)	$24,373

Net income (loss) attributable to common stockholders	$(4,404)	$379	$(862)	$6,162

Net income (loss) per share attributable to common stockholders:
Basic	$(0.30)	$0.02	$(0.06)	$0.34

Diluted	$(0.30)	$0.02	$(0.06)	$0.20

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	14,498	15,584	15,009	18,200

Diluted	14,498	23,269	15,009	30,197

Pro forma net income per share (unaudited):
Basic		$0.07		$0.37

Diluted		$0.06		$0.32

Weighted average shares used in computing pro forma net income per share (unaudited):
Basic		58,980		65,241

Diluted		66,554		77,238

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional paid in capital
	Shares	Amount	Shares	Amount		Accumulated deficit	Total Stockholders’ Deficit
Balances at December 31, 2009	43,054	$50,919	14,516	$14	$3,364	$(55,080)	$(51,702)

Stock-based compensation expense	—	—	—	—	1,213	—	1,213
Issuance of common stock upon exercise of stock options	—	—	648	1	198	—	199
Vesting of early exercised common stock options	—	—	—	—	122	—	122
Repurchase of unvested early exercised common stock options	—	—	(32)	—	—	—	—
Cashless exercise of preferred stock warrant	231	338			(263)	—	(263)
Net loss	—	—	—	—	—	(4,404)	(4,404)

Balances at December 31, 2010	43,285	51,257	15,132	15	4,634	(59,484)	(54,835)

Stock-based compensation expense	—	—	—	—	2,268	—	2,268
Issuance of common stock upon exercise of stock options	—	—	1,724	2	451	—	453
Vesting of early exercised common stock options	—	—	—	—	61	—	61
Repurchase of unvested early exercised common stock options	—	—	(6)	—	—	—	—
Common stock issued for IntelliNet acquisition	—	—	1,423	1	3,030	—	3,031
Tax benefit from stock options exercised	—	—	—	—	18	—	18
Issuance of warrants	—	—	—	—	75	—	75
Net income	—	—	—	—	—	4,186	4,186

Balances at December 31, 2011	43,285	51,257	18,273	18	10,537	(55,298)	(44,743)

Stock-based compensation expense (unaudited)	—	—	—	—	2,878	—	2,878
Issuance of common stock upon exercise of common stock options (unaudited)	—	—	349	1	176	—	177
Vesting of early exercised common stock options (unaudited)	—	—	—	—	62	—	62
Tax benefit from stock options exercised (unaudited)	—	—	—	—	26	—	26
Issuance of Series G redeemable convertible preferred stock, net of issuance costs (unaudited)	4,590	24,883	—	—	—	—	—
Net income (unaudited)	—	—	—	—	—	24,373	24,373

Balances at June 30, 2012 (unaudited)	47,875	$76,140	18,622	$19	$13,679	$(30,925)	$(17,227)

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(4,404)	$4,186	$(862)	$24,373
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,139	2,072	737	2,233
Provision (benefit) for doubtful accounts	46	57	(15)	60
Stock-based compensation	1,213	2,268	779	2,878
Change in fair value of preferred stock warrants	29	868	213	433
Revaluation of contingent liability	—	—	—	300
Accretion of debt discount	29	84	16	94
Deferred income taxes	—	55	—	(17,388)
Excess income tax benefit from the exercise of stock options	—	(18)	—	(26)
Loss on disposal of property and equipment	20	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(810)	(9,983)	(4,350)	(2,453)
Inventories	(9,514)	1,261	3,869	(3,903)
Deferred costs	131	(16)	193	76
Prepaid expenses and other current assets	(173)	(513)	20	(629)
Other assets	903	244	223	(97)
Accounts payable	4,418	3,523	(1,781)	4,053
Accrued compensation	850	2,156	774	389
Accrued liabilities	(13)	1,806	1,750	(219)
Deferred revenue	(490)	6,901	(130)	4,100

Net cash provided by (used in) operating activities	(6,626)	14,951	1,436	14,274

Cash Flows from Investing Activities:
Cash used in acquisition	—	(6,000)	—	(1,000)
Purchase of property and equipment	(1,555)	(3,664)	(1,270)	(3,839)
Increase in facility lease deposits	—	—	—	(841)

Net cash used in investing activities	(1,555)	(9,664)	(1,270)	(5,680)

Cash Flows from Financing Activities:
Proceeds from exercise of vested stock options	199	453	71	177
Proceeds from exercise of unvested stock options, net of repurchases	52	120	1	2
Offering costs for common stock	—	—	—	(49)
Excess income tax benefit from the exercise of stock options	—	18	—	26
Proceeds from credit facilities	—	7,500	2,500	—
Payments on credit facilities	—	(2,500)	(2,500)	(5,000)
Payments on loans payable	(776)	(1,569)	(539)	(8,563)
Proceeds from issuance of redeemable convertible preferred stock	—	—	—	25,000
Issuance costs for redeemable convertible preferred stock	—	—	—	(117)

Net cash provided by (used in) financing activities	(525)	4,022	(467)	11,476

Net increase (decrease) in cash and cash equivalents	(8,706)	9,309	(301)	20,070
Cash and cash equivalents at beginning of period	10,597	1,891	1,891	11,200

Cash and cash equivalents at end of period	$1,891	$11,200	$1,590	$31,270

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
Supplemental Disclosure of Cash Flow Information:
Income taxes paid	$92	$221	$62	$413

Interest paid	$766	$810	$380	$761

Noncash Investing and Financing Activities
Issuance of warrants	$25	$75	$—	$—

Cashless exercise of preferred stock warrant	$75	$—	$—	$—

Deferred offering costs in prepaid expenses and other current assets	$—	$—	$—	$293

Vesting of early exercised stock options	$122	$61	$32	$62

Contingent consideration accrued for IntelliNet asset acquisition	$—	$6,600	$—	$—

Common stock issued for IntelliNet asset acquisition	$—	$3,031	$—	$—

Purchases of property and equipment recorded in accounts payable	$303	$490	$743	$644

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Ruckus Wireless, Inc. (“Ruckus”) is a leading provider of carrier-class Wi-Fi solutions. Ruckus’s solutions, which it calls Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Ruckus’s Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Ruckus’s products include gateways, controllers and access points. These products incorporate the Company’s proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

Principles of Consolidation—The consolidated financial statements include the accounts of Ruckus and its wholly owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include the determination of revenue recognition and deferred revenue, purchase price allocation and the fair value of stock awards and preferred stock warrant liability. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Actual results could materially differ from those estimates.

Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of June 30, 2012, the consolidated statements of operations and cash flows for the six months ended June 30, 2011 and 2012, and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2012 and results of operations and cash flows for the six months ended June 30, 2011 and 2012. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these six month periods are unaudited.

Unaudited Pro Forma Stockholders’ Equity—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $40 million. The June 30, 2012 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 47.9 million shares of common stock.

Concentrations of Credit Risk and Significant Customers—Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with well-capitalized financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company sells its products primarily to distributors and carriers located in the Americas, Europe, and Asia Pacific. The Company generally does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition. The Company has recorded an allowance for doubtful accounts for those receivables management has determined to not be collectible.

The percentages of revenues from individual customers totaling greater than 10% of total consolidated Company revenues were as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
Distributor A	10.9%	16.3%	17.5%	16.2%
Distributor B	*	12.7%	*	20.2%
Distributor C	*	11.4%	14.1%	*
End-customer A	12.6%	*	*	*

*	Less than 10%

The percentage of receivables from individual customers totaling greater than 10% of total consolidated Company accounts receivable were as follows:

	As of December 31,		As of June 30,
	2010	2011	2012
Distributor A	*	12.9%	23.2%

*	Less than 10%

Deferred Costs—When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria (see “Revenue Recognition” below), the related product costs are also deferred.

Foreign Currency Translation—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities are re-measured using the current exchange rate at the balance sheet date. Non-monetary assets and liabilities and capital accounts are re-measured using historical exchange rates. Revenues and expenses are re-measured using the average exchange rates in effect during the period. Foreign currency re-measurement gains and losses, which have not been material for any periods presented, are included in other expense, net in the accompanying consolidated statements of operations.

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. At December 31, 2010 and 2011, the Company’s cash equivalents included interest-bearing bank accounts. At June 30, 2012, the Company’s cash equivalents included interest-bearing accounts and money market funds.

Provision for Doubtful Accounts—The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, the aging of the accounts receivable, historical write-offs, and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, the Company’s estimate of the recoverability of the amounts due could be reduced by a material amount.

Activity in the provision for doubtful accounts was as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Balance at beginning of period	$265	$66	$66	$117
Charged to (released) from expenses	46	57	(15)	60
Write-offs	(245)	(6)	—	(31)

Balance at end of period	$66	$117	$51	$146

Inventories—Inventories are carried at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market value (estimated net realizable value). The Company evaluates inventory for excess and obsolete products, based on management’s assessment of future demand and market conditions. The Company subcontracts manufacturing on substantially all of its products. At December 31, 2010 and 2011, and June 30, 2012, inventories were predominately comprised of finished goods.

Property and Equipment, Net—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which are generally three to five years for computer hardware and software, office furniture and fixtures, and machinery, equipment and tooling. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease.

Impairment of Long-Lived Assets—Management reviews property, equipment and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment or intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. To date, the Company has not recorded an impairment to its property, equipment or intangible assets.

Revenue Recognition—The Company generates revenue from the sales of hardware with embedded software and related post contract support (“PCS”) through a direct sales force and indirect relationships with its channel partners.

Revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. The Company relies upon sales contracts and purchase orders to determine the existence of an arrangement.

•	Delivery has occurred. Delivery is deemed to have occurred when title has transferred. The Company uses shipping documents to verify transfer of title.

•	The fee is fixed or determinable. The Company assesses whether the fee is fixed or determinable based on the terms associated with the transaction.

•	Collectability is reasonably assured. The Company assesses collectability based on credit analysis and payment history.

The Company recognizes product revenue at the time of title transfer provided that all other revenue recognition criteria have been met.

Certain distributors that stock the Company’s products and are granted stock rotation rights as well as rebates for sales of the Company’s products. Therefore, the arrangement fee for this group of distributors is not fixed and determinable when products are shipped and revenue is therefore deferred until the Company’s products are shipped to the distributor’s customer.

Certain of the Company’s arrangements are multiple-element arrangements which consist of hardware products with embedded software and PCS. The Company’s hardware with the embedded software (which is a proprietary operating system that together with the hardware delivers the functionality desired by the Company’s customers), is considered a separate unit of accounting from PCS as the Company’s customers often buy its hardware products without PCS. For multiple-element arrangements, the Company allocates revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or service.

To determine the estimated selling price in multiple-element arrangements, the Company first looks to establish vendor specific objective evidence (“VSOE”) of selling price using the prices charged for a deliverable when sold separately. If VSOE of selling price cannot be established for a deliverable, the Company looks to establish third-party evidence (“TPE”) of selling price by evaluating the pricing of similar and interchangeable competitor products or services in standalone arrangements. However, as the Company’s products contain a significant element of proprietary technology and offer substantially different features and functionality from its competitors, the Company is unable to obtain comparable pricing information with respect to its competitors’ products. Therefore, the Company has not been able to obtain reliable evidence of TPE of selling price. If neither VSOE nor TPE of selling price can be established for a deliverable, the Company establishes best estimated selling price (“BESP”) by reviewing historical transaction information and considering several other internal factors including discounting and margin objectives. The Company has established VSOE of selling price of PCS through an analysis of the historical separate sales of PCS when PCS is renewed, noting that such sales have occurred at consistent prices and with a high level of concentration with respect to such pricing. Furthermore, the Company has established BESP of selling price of its hardware with embedded software based on an analysis of its historical separate sales of hardware products with embedded software. The concentration of such pricing was not sufficient to assert VSOE of selling price, and accordingly the Company has determined that it can only demonstrate BESP of selling price.

The Company makes certain estimates and maintains allowances for sales returns, stock rotation, and other programs based on its historical experience. To date, these estimates have not been significant. The Company recognizes services revenue from PCS ratably over the contractual service period, which is typically one to five years. Other services revenue is recognized as the services are rendered and has not been significant to date.

Revenues are reported net of sales taxes. Shipping charges billed to partners are included in revenues and related costs are included in cost of revenue. After receipt of a channel partner order, any amounts billed in excess of revenue recognized are recorded as deferred revenue.

In October 2009, the FASB amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality from the scope of the software revenue recognition guidance. Concurrently, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

•

provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated among its elements;

•	require an entity to allocate revenue in an arrangement that has separate units of accounting using BESP of deliverables if a vendor does not have VSOE of fair value or TPE; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method to the separate units of accounting.

The Company elected to early adopt these standards in the first quarter of fiscal 2010, and the standards were applied prospectively on all transactions originating or materially modified after January 1, 2010. Revenues and net income for the year ended December 31, 2010 were higher by $2.8 million, as a result of adoption of the new revenue recognition accounting standards.

Research and Development Costs—Research and development costs are expensed as incurred. Based on the Company product development process, technological feasibility is established upon completion of the working model. To date, costs incurred by the Company between the completion of a working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The forfeiture rate is based on an analysis of the Company’s actual historical forfeitures.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option pricing model. The fair value of stock options granted to nonemployees is re-measured as the stock options vest, and the resulting change in fair value, if any, is recognized in the Company’s consolidated statement of operations during the period the related services are rendered.

Goodwill—The Company evaluates goodwill for impairment annually in the fourth quarter of the Company’s fiscal year or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. As of December 31, 2011, no impairment of goodwill has been identified.

In September 2011, the FASB issued an accounting standards update that permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance was adopted by the Company on January 1, 2012 on a prospective basis. The Company does not expect that this guidance will materially impact the consolidated financial statements.

Intangible Assets, Net—Acquired intangible assets consist of purchased technology resulting from the Company’s acquisition. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Preferred Stock Warrant Liability—Freestanding warrants related to shares that are redeemable or contingently redeemable are classified as a liability on the Company’s consolidated balance sheet. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. The Company will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all redeemable convertible preferred stock warrants will be converted into warrants to purchase common stock and the liability will be reclassified to additional paid-in capital.

Income Taxes—The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax reporting bases of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. The Company is required to consider all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items, in determining whether a full or partial release of its valuation allowance is required. The Company is also required to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment.

During the quarter ended June 30, 2012, the Company concluded that it was more likely than not that the Company would be able to realize the benefit of the U.S. federal and state deferred tax assets in the future. As a result, the Company reduced the valuation allowance on the Company’s net deferred tax assets by $17.5 million at June 30, 2012. The release of the valuation allowance contributed to the income tax benefit of $17.3 million for the six months ended June 30, 2012.

The Company records uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Comprehensive Income (Loss)—In June 2011, the FASB issued an accounting standards update that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company retrospectively adopted these new standards in the first quarter of 2012. The adoption had no impact on the Company’s financial statements as net income (loss) was equal to comprehensive income (loss) for the years ended December 31, 2010 and 2011, and for the six months ended June 30, 2011 and 2012.

Deferred Offering Costs—Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the initial public offering are capitalized. The deferred offering costs will be offset against the proceeds received from the initial public offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There was $0 and $0.3 million in deferred offering costs classified as other current assets as of December 31, 2011 and June 30, 2012, respectively.

Warranties—The Company offers a limited lifetime hardware warranty on its indoor wireless LAN products and a limited warranty for all other products for a period of up to one year for hardware and 90 days for software. The Company estimates the costs that may be incurred under its limited or limited lifetime or limited warranty and records a liability for products sold as a charge to cost of revenues. Estimates of future warranty costs are largely based on historical experience of product failure rates and material usage incurred in correcting product failures. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

The warranty liability is included as a component of accrued liabilities in the accompanying consolidated balance sheets. A summary of the Company’s warranty accrual activity for the years ended December 31, 2010 and 2011, and for the six months ended June 30, 2011 and 2012 is as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Balance at beginning of period	$216	$605	$605	$489
Changes in existing warranty	(135)	(74)	(11)	(168)
Warranty expense	710	657	233	543
Obligations fulfilled	(186)	(699)	(201)	(186)

Balance at end of period	$605	$489	$626	$678

NOTE 2—FAIR VALUE DISCLOSURE

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The Company categorizes its financial instruments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3	Unobservable inputs are used when little or no market data is available.

The Company’s liabilities that were measured at fair value by level within the fair value hierarchy are as follows:

	December 31, 2010
	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Redeemable convertible preferred stock warrant liability	$(182)	$—	$—	$(182)

	December 31, 2011
	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Redeemable convertible preferred stock warrant liability	$(1,050)	$—	$—	$(1,050)
Contingent consideration for purchase of certain assets of IntelliNet(1)	(2,600)	—	—	(2,600)

Total liabilities measured and recorded at fair value	$(3,650)	$—	$—	$(3,650)

	June 30, 2012
	Fair Value	Level 1	Level 2	Level 3
	(unaudited)
Assets:
Money market funds	$10,002	$10,002	$—	$—

Liabilities:
Redeemable convertible preferred stock warrant liability	$(1,483)	$—	$—	$(1,483)
Contingent consideration for purchase of certain assets of IntelliNet(1)	(2,900)	—	—	(2,900)

Total liabilities measured and recorded at fair value	$(4,383)	$—	$—	$(4,383)

(1)	Included in liabilities related to acquisitions on the consolidated balance sheet

The fair value of contingent consideration arising from the purchase of certain assets of IntelliNet Technologies, Inc. (“IntelliNet”) (see Note 3), is classified within Level 3 of the fair value hierarchy since it is based on a probability that includes significant unobservable inputs. The significant unobservable inputs include projected orders, probability of occurrence and discount rate to present value the expected payments. A significant increase (decrease) in any of these input factors in isolation could result in significantly lower (higher) fair value measurement. The fair value of the contingent consideration is calculated on a quarterly basis by the Company based on a collaborative effort of the Company’s operations, finance and accounting groups based on additional information as it becomes available. Any change in the fair value is recorded in the earnings of that period.

The contingent consideration for purchases of certain assets of IntelliNet was valued at $2.9 million using a multiple-outcome discounted cash flow valuation technique. The inputs were as follows:

Significant Unobservable Inputs	Weighted Average Range
Discount rate	11.25%
Volume of orders booked	$58.0 million to $60.0 million
Probability of occurrence	96.9%

The change in fair value of contingent consideration liability is as follows:

Fair Value
(in thousands)
As of December 31, 2011	$2,600
Change in fair value	300

As of June 30, 2012	$2,900

A reconciliation of the redeemable convertible preferred stock warrants measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows:

	Years Ended December 31,		Six Months Ended June 30,
	(in thousands)
			(unaudited)
	2010	2011	2011	2012
Balance at beginning of period	$203	$182	$182	$1,050
Issuance of warrants	25	—	—	—
Reclassification to equity upon exercise	(75)	—	—	—
Changes in fair value of warrants	29	868	213	433

Balance at end of period	$182	$1,050	$395	$1,483

Additional quantitative information related to the redeemable convertible preferred stock warrants is included in Note 10.

NOTE 3—ACQUISITION

On October 12, 2011 (the “Closing Date”), pursuant to a purchase agreement (the “Agreement”) dated September 30, 2011, the Company completed the acquisition (the “Acquisition”) of certain assets of IntelliNet. The Company acquired IntelliNet’s previously developed software suite (the “Purchased Technology”), certain fixed assets and an organized workforce having the necessary skills and experience to provide the necessary processes in order to integrate IntelliNet’s operations into the Company’s operations and further continue development of the Purchased Technology. Prior to the Acquisition, IntelliNet had previously generated revenue from the sale of its software. Accordingly, the Acquisition was accounted under the acquisition method of accounting for a business as defined in ASC 805 Business Combinations. IntelliNet was a provider of network convergence solutions that accelerated the deployment of applications and services to the telecommunications industry and is expected to enable the Company to expand its SmartCell gateway product offering.

Pursuant to the terms of the Agreement, the total purchase price was approximately $15.6 million and consisted of the following:

Amount
(in thousands)
Cash consideration paid at closing	$6,000
Common stock issued at closing (1.4 million shares)	3,031
Holdback based on standard representations and warranties	4,000
Contingent consideration ($3.0 million, net of $0.4 million discount)	2,600

Total consideration	$15,631

The holdback amount of $4.0 million is payable in cash in four equal installments of $1.0 million every six months for two years while the estimated contingent consideration is payable in cash in the fourth quarter of 2012. As of June 30, 2012, the Company had made a $1.0 million payment with respect to the holdback amount.

The Company determined the fair value of the various assets acquired, which consisted principally of the Purchased Technology; the fixed assets acquired were not material to the Company. The Company did not assume any liabilities as a result of the Acquisition. The excess of the purchase price over the fair value of the Purchased Technology was allocated to goodwill.

The potential contingent consideration as part of the acquisition is $3.0 million. The estimated fair value at the date of acquisition was $2.6 million. A change in the fair value of the Contingent Consideration subsequent to the Closing Date of $0.3 million was recorded in the Company’s statement of operations in other expense, net for the six months ended June 30, 2012.

The following table summarizes the estimated purchase price allocation:

		Estimated Useful Lives
	(in thousands, except estimated useful lives)
Purchased technology	$6,600	5 years
Goodwill	9,031	N/A	(a)

Total	$15,631

(a)	Goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. In part, goodwill reflects the competitive advantages the Company expects to realize from the assembled workforce. The goodwill is deductible for tax purposes.

The Acquisition has not generated any incremental revenue as of December 31, 2011. The Company has incurred approximately $0.5 million of expenses related to the operations of IntelliNet from the Closing Date to December 31, 2011 in the accompanying consolidated statement of operations.

The Company expensed $0.3 million of acquisition-related costs (i.e., legal, accounting, valuation and other costs) as general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2011.

The following pro forma condensed financial information presents the results of operations of the Company and IntelliNet as if the Acquisition had occurred on January 1, 2010. The pro forma financial information is provided for comparative purposes only and is not necessarily indicative of what the actual results would have been had the Acquisition occurred at the beginning of fiscal year 2010.

	Pro Forma for the Years Ended December 31,
	2010	2011
	(in thousands)
	(unaudited)
Revenues	$78,659	$121,145
Income (loss) before taxes	(6,191)	3,336
Net income (loss)	(6,406)	3,021

The acquisition related costs of $0.3 million incurred during the year ended December 31, 2011 are presented in the pro forma results of the Company and IntelliNet for the year ended December 31, 2010.

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

As a result of the acquisition of certain assets from IntelliNet on October 12, 2011, the Company recorded the fair value of purchased technology of $6.6 million and goodwill in the amount of $9.0 million for the excess of purchase consideration over the fair value of assets acquired. There was no change to goodwill subsequent to the acquisition.

The intangible assets were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
	(in thousands)
December 31, 2011:
Purchased technology	$6,600	$(289)	$6,311	4.8 years

June 30, 2012 (unaudited):
Purchased technology	$6,600	$(949)	$5,651	4.3 years

Amortization expense for the year ended December 31, 2011 and the six months ended June 30, 2012 was $0.3 million and $0.7 million, respectively, and is included as a component of cost of revenue in the accompanying consolidated statements of operations.

Estimated future amortization of purchased intangible assets at June 30, 2012, was as follows:

Year ending December 31,	Amount
(in thousands)
2012 (remaining six months)	$660
2013	1,320
2014	1,320
2015	1,320
2016	1,031

Total amortization	$5,651

NOTE 5—BALANCE SHEET INFORMATION

The following tables provide details of selected consolidated balance sheet items:

Property and equipment consist of the following:

	December 31,		June 30, 2012
	2010	2011
	(in thousands)
			(unaudited)
Computer hardware	$1,429	$2,406	$3,289
Computer software	700	1,197	1,714
Machinery, equipment, and tooling	2,173	4,114	5,306
Furniture and fixtures	259	362	965
Leasehold improvements	674	1,005	1,802

	5,235	9,084	13,076
Less accumulated depreciation and amortization	(2,748)	(4,529)	(6,102)

Property and equipment, net	$2,487	$4,555	$6,974

For the years ended December 31, 2010 and 2011, and the six months ended June 30, 2011 and 2012, expense related to depreciation and amortization of property and equipment was $1.1 million, $1.8 million, $0.7 million and $1.6 million, respectively.

Deferred revenue consisted of the following:

	December 31,		June 30, 2012
	2010	2011
	(in thousands)
			(unaudited)
Product	$6,603	$9,579	$11,021
Service	3,677	7,602	10,260

Total deferred revenue	$10,280	$17,181	$21,281

Reported as:
Current	$8,173	$15,259	$18,757
Noncurrent	2,107	1,922	2,524

Total deferred revenue	$10,280	$17,181	$21,281

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred services revenue represents support contracts billed on an annual basis in advance and revenue is recognized ratably over the support period, typically one year.

Other noncurrent liabilities consisted of the following:

	December 31,		June 30, 2012
	2010	2011
	(in thousands)
			(unaudited)
IntelliNet acquisition payable	$—	$2,000	$1,000
Other	85	146	164

Other noncurrent liabilities	$85	$2,146	$1,164

NOTE 6—SHORT TERM CREDIT FACILITIES

In September 2011, the Company entered into a loan with a financial institution for borrowings of up to $5.0 million to be utilized for the IntelliNet acquisition. Amounts borrowed under the loan bear interest at an annual rate of 8%, with interest only payments due monthly and the principal balance due upon the earlier of (1) January 31, 2012 or (2) receipt of $10 million in proceeds from an equity offering. The Company borrowed $5.0 million under the facility in October 2011 in connection with the closure of the IntelliNet acquisition, all of which remained outstanding as of December 31, 2011. The loan is secured by a security interest in the Company’s intellectual property. The Company repaid the bridge loan in full in January 2012.

NOTE 7—LOANS PAYABLE

In October 2007 and September 2008, the Company entered into a loan and security agreement (“Loan Agreement”) with a financial institution, which as amended provided for borrowings of up to approximately $12.0 million. In July 2010, the Company amended the Loan Agreement to provide up to an additional $10.0 million in receivable financing through July 2012. The Company had no borrowing outstanding under the receivable financing line as of December 31, 2010 and 2011 and the receivable financing portion of the agreement expired in July 2012. The borrowings under the Loan Agreement were secured by all assets of the Company, excluding intellectual property. The Company repaid all outstanding amounts under the Loan Agreement in June 2012.

Loans payable are shown below:

	December 31,
	2010	2011
	(in thousands)
$2.0 million loan payable (as amended) issued October 2007, with variable monthly interest only payments at the greater of 9.5% or prime plus 1.25% through September 30, 2011 (9.5% at December 31, 2011) and equal monthly installments of interest and principal from October 1, 2011 to September 30, 2014.	$358	$264

$10.0 million loan payable (as amended) issued in September 2008 and December 2008 in equal $5.0 million installments, with variable monthly interest only payments at 7.0% through September 30, 2011 (7.0% at December 31, 2011) and equal monthly installments of interest and principal monthly installments from October 1, 2011 to September 30, 2014.	9,773	8,298

Total principal balance	$10,131	$8,562

NOTE 8—COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company’s primary facilities are located in Sunnyvale, California, Shenzhen, China, and Taipei, Taiwan, and are leased under noncancelable operating lease arrangements. Rent expense was $0.7 million, $1.1 million, $0.5 million and $0.9 million for the years ended December 31, 2010 and 2011, and six months ended June 30, 2011 and 2012, respectively.

Future minimum lease payments under noncancelable operating leases, including leases signed subsequent to December 31, 2011 are as follows:

Years ending December 31,	Amount
(in thousands)
2012	$2,037
2013	4,011
2014	3,700
2015	2,836
2016	2,218
2017	2,285
Thereafter	12,266

$29,353

Litigation—From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management is not currently aware of any matters that it expects will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

Purchase Commitments—As of December 31, 2011 and June 30, 2012 (unaudited), the Company had purchase commitments with contract manufacturers for inventory and with technology firms for usage of software licenses totaling approximately $6.7 million and $6.4 million, respectively.

Indemnification Agreements—The Company indemnifies its directors for certain events or occurrences, subject to certain limits, while the director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the director’s term of service. The Company may terminate the indemnification agreements with its directors upon the termination of their services as directors of the Company, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director insurance liability policy that limits its exposure. The Company believes the fair value of these indemnification agreements is minimal. The Company has also entered into customary indemnification agreements with each of its officers.

The Company indemnifies its channel partners against certain claims alleging that the Company’s products (excluding custom products and/or custom support) infringe a patent, copyright, trade secret, or trademark, provided that a channel partner promptly notifies the Company in writing of the claim and such channel partner cooperates with the Company in and grants the Company the authority to control the defense and any related settlement.

The Company has not recorded any liabilities for these agreements as of December 31, 2010 and 2011, and June 30, 2012.

The Company also has indemnification obligations to the underwriters of its initial public offering pursuant to the underwriting agreement executed in connection with that offering.

NOTE 9—REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Redeemable Convertible Preferred Stock—The rights, preferences, and privileges of the redeemable convertible preferred stock are as follows:

Dividends—Holders of Series A-1, Series B, Series C, Series D, Series E, Series F and Series G (collectively “Preferred Stock”) redeemable convertible preferred stock are each entitled to noncumulative dividends at the rate of 6% of the original issue price per annum if and when declared by the Board of Directors. Dividends to all Preferred Stock stockholders are to be paid in advance of any distributions to common stockholders. In the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all outstanding shares of Preferred Stock equal (on an as-if-converted to common stock basis) to the amount paid for each share of common stock. No dividends have been declared or paid through December 31, 2011.

Voting—Each holder of a share of redeemable convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which the respective preferred shares are convertible.

Liquidation—In the event of voluntary or involuntary liquidation, before any payment is made to the Company’s common stockholders, the holders of Series A-1, Series B, Series C, Series D, Series E, Series F and Series G redeemable convertible preferred stock are entitled to be paid a liquidation preference of $0.23, $0.49, $1.15, $1.46, $1.82, $1.98 and $5.45 per share, respectively, plus all declared and unpaid dividends. In addition, in the event of a voluntary or involuntary liquidation, the holders of Series A-1, Series B, Series C, and Series D redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issue price per annum, accrued from the date on which the first share of Series D redeemable convertible preferred stock was issued. The holders of Series E redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issuance price per annum, accrued from October 5, 2007. The holders of Series F redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issuance price per annum, accrued from September 2, 2009. The holders of Series G redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issuance price per annum, accrued from February 3, 2012. If the assets of the Company are insufficient to make payment in full to all preferred stockholders, then the assets or consideration will be distributed among the preferred stockholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Conversion—Each share of Preferred Stock is convertible at the stockholder’s option at any time into the number of shares of common stock that is equal to the original issuance price divided by the appropriate conversion price. The conversion price per share for any Preferred Stock shall be adjusted for certain recapitalizations, stock splits, and combinations. Conversion of all outstanding Preferred Stock is automatic upon: (1) the affirmative election of the holders of at least 60% of the outstanding shares of redeemable convertible preferred stock or (2) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions, and fees) are at least $40.0 million.

Contingent Redemption—The holders of Preferred Stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the Preferred Stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute a redemption event outside its control. Therefore, all shares of Preferred Stock have been presented outside of permanent equity.

Common Stock—The Company is authorized to issue 95 million shares of $0.001 par value stock. The holder of each share of common stock has the right to one vote.

Common Stock Reserved for Future Issuance—At December 31, 2011 and at June 30, 2012, the Company has reserved the following shares of common stock for future issuances in connection with:

	December 31, 2011	June 30, 2012
	(in thousands)
		(unaudited)
Conversion of redeemable convertible preferred stock	43,285	47,875
Warrants to purchase redeemable convertible preferred stock	323	323
Warrants to purchase common stock	199	359
Stock option plan:
Options outstanding	17,228	23,876
Options available for future grants	164	1,168

	61,199	73,601

Stock Option Plan—Under the Company’s stock option plans (the “Plans”), employees, directors, and consultants of the Company are able to participate in the Company’s future performance through awards of nonqualified stock options and incentive stock options at the discretion of management and the Board of Directors. Incentive stock options may be granted only to employees to purchase the Company’s common stock at prices equal to the fair market value on the date of grant. Nonqualified stock options to purchase the Company’s common stock may be granted at prices not less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period beginning from the vesting commencement date and generally expire 10 years from the date of grant. As of December 31, 2011 and June 30, 2012, approximately 27.0 million and 35.0 million shares were authorized for issuance under the Plans.

Early Exercise of Stock Options—Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company in the event of a voluntary or involuntary termination of employment of the stockholder. The proceeds received from these exercises are initially recorded as a liability and reclassified to common stock as the shares vest. The Company has recorded a liability in other long-term liabilities of approximately $0.1 million, $0.1 million and $0.1 million relating to options for 212,732, 347,768, and 204,367 shares that were exercised and are unvested at December 31, 2010 and 2011 and at June 30, 2012, respectively.

Stock-Based Compensation—The Company uses the Black-Scholes option pricing model to determine the grant date fair value of stock options and recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The determination of the fair value of stock options on the date of grant is affected by the estimated underlying common stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, and expected dividends. The grant date fair value of the Company’s stock options granted to employees for the fiscal years ended December 31, 2010 and 2011, and for the six months ended June 30, 2011 and 2012, was estimated using the following weighted average assumptions:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Volatility	69.9%	69.5%	69.3%	68.4%
Expected term (years)	6.16	6.12	6.14	6.03
Risk-free interest rate	2.28%	1.75%	1.98%	1.02%
Dividend yield	—	—	—	—

Dividend Yield—The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future and, therefore, used an expected dividend yield of zero in the valuation model.

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated as the average of the option vesting and contractual terms, based on the simplified method provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.

Volatility—The Company determined the price volatility factor based on historical volatility of its peer group as it did not have a trading history of its common stock.

The following table summarizes the stock-based compensation expense recorded for stock options issued to employees and nonemployees:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Cost of revenue	$82	$148	$49	$53
Research and development	468	1,055	332	757
Sales and marketing	242	471	148	558
General and administrative	421	594	250	1,510

Total	$1,213	$2,268	$779	$2,878

At December 31, 2011 and June 30, 2012, the total unrecognized stock-based compensation expense related to employee and director options was $6.7 million and $24.8 million, respectively, net of estimated forfeitures. The remaining unamortized expense as of December 31, 2011 and June 30, 2012 will be amortized over a weighted-average period of 3.2 and 3.6 years, respectively.

The Company granted stock options for 30,000 and 221,000 shares to nonemployees during the years ended December 31, 2010 and 2011, and 213,000 and 18,000 for the six months ended June 30, 2011 and 2012, respectively. The fair value of these options granted to nonemployees was initially determined on the date of grant using the Black-Scholes option pricing model and is re-measured as the options vest.

A summary of the Company’s stock option activity is as follows:

		Common Stock Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except price and years)
Balance, December 31, 2010	399	14,221	$0.61	8.01	$6,744
Additional shares reserved for issuance	4,490
Granted (weighted average grant date fair value of $1.24 per option)	(5,730)	5,730	1.95
Options exercised	—	(1,724)	0.33
Options forfeited	999	(999)	1.08
Repurchased	6	—	—

Balance, December 31, 2011	164	17,228	$1.06	7.91	$54,811

Additional shares reserved for issuance (unaudited)	8,000
Granted (weighted average grant date fair value of $3.45 per option) (unaudited)	(7,162)	7,162	$5.51
Options exercised (unaudited)	—	(349)	0.51
Options forfeited (unaudited)	165	(165)	1.77

Repurchased	1	—	—

Balance, June 30, 2012 (unaudited)	1,168	23,876	$2.40	8.17	$82,890

Options exercisable as of December 31, 2011		8,898	$0.58	6.83	$29,168

Options vested and expected to vest December 31, 2011		15,799	$1.01	7.81	$50,980

Options exercisable as of June 30, 2012 (unaudited)		9,559	$0.84	6.69	$48,107

Options vested and expected to vest as of June 30, 2012 (unaudited)		21,450	$2.28	9.41	$76,925

The total intrinsic value of options exercised was approximately $0.6 million, $3.5 million, $0.1 million and $1.5 million for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012, respectively. Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of the outstanding, in-the-money options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

Exercise Price Per Share	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Vested and Exercisable	Weighted Average Exercise Price
	(in thousands, except price and years)
$ 0.03 – 0.20	2,629	6.24	2,159	$0.18
0.43 – 0.44	4,157	6.34	4,096	0.43
0.82 – 0.91	2,443	7.96	1,431	0.84
1.05 – 1.09	740	9.10	176	1.08
1.24 – 1.28	1,984	8.55	579	1.25
1.98 – 2.13	5,275	9.55	457	2.01

	17,228	7.91	8,898	$0.58

NOTE 10—PREFERRED AND COMMON STOCK WARRANTS

Preferred Stock Warrants—As of December 31, 2010 and 2011, and June 30, 2012, the Company had outstanding warrants to purchase shares of its redeemable convertible preferred stock. The fair value of these warrants is recorded in other liabilities in the Company’s consolidated balance sheets and is subject to re-measurement at each balance sheet date, with the change in fair value recognized as a component of other expense, net.

Series C Redeemable Convertible Preferred Stock Warrants—In connection with a loan and security agreement with a financial institution in 2006, the Company issued warrants to purchase 160,868 shares of Series C redeemable convertible preferred stock with an exercise price of $1.15 per share. The fair value of these warrants was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. As of December 31, 2011 and June 30, 2012, all of the Series C redeemable convertible preferred stock warrants remained outstanding and exercisable.

The Company determined the fair value of the Series C redeemable convertible preferred stock warrants using the Black-Scholes option pricing model to be as follows:

	December 31,		June 30,
	2010	2011	2011	2012
			(unaudited)
Fair value per share	$0.42	$3.13	$1.02	$4.56
Total fair value (in thousands)	$68	$503	$165	$734
Contractual term (years)	2.1	1.1	1.6	0.6
Volatility rate	72.23%	76.32%	61.89%	63.93%
Risk-free interest rate	0.71%	0.15%	0.34%	0.11%
Dividend yield	—	—	—	—
Other income (expense) recognized for change in value (in thousands)	$(15)	$(435)	$(97)	$(231)

Series D Redeemable Convertible Preferred Stock Warrants—In September 2006, in connection with its Series D redeemable convertible preferred stock financing, the Company issued warrants to purchase 2,397,259 shares of Series D redeemable convertible preferred stock with an exercise price of $1.46 per share. Of the total Series D redeemable convertible preferred stock warrants, 856,165 shares of the Series D redeemable convertible preferred stock warrants vested immediately while the remaining 1,541,094 shares of the Series D redeemable convertible preferred stock warrants vested upon future performance criteria at various dates through September 2010. The performance criteria were not met and all 1,541,094 Series D redeemable convertible preferred stock warrants expired unvested.

In September 2010, the 856,165 shares of Series D redeemable convertible preferred stock warrants were exercised into 231,164 shares of Series D redeemable convertible preferred stock in accordance with the net cashless exercise feature as provided under the original warrant agreement. Accordingly, the Company recorded $0.3 million as an increase to Series D redeemable convertible preferred stock with an offset to additional paid-in capital. In connection with the net exercise, the Company also reclassified approximately $75,000 from warrant liability to preferred stock for the estimated fair value of the warrant on the date of exercise. As of December 31, 2011 and June 30, 2012, none of the Series D redeemable convertible preferred stock warrants remained outstanding and exercisable.

Series E Redeemable Convertible Preferred Stock Warrants—In connection with a September 2008 amendment to the October 2007 loan and security agreement with a financial institution, the Company issued a warrant to purchase 137,000 shares of Series E redeemable convertible preferred stock with an exercise price of $1.82 per share. The fair value of the warrant was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. As of December 31, 2011 and June 30, 2012, all of the Series E redeemable convertible preferred stock warrants remained outstanding and exercisable.

The Company determined the fair value of the Series E redeemable convertible preferred stock warrants using the Black-Scholes option pricing model, to be as follows:

	December 31,		June 30,
	2010	2011	2011	2012
			(unaudited)
Fair value per share	$0.68	$3.35	$1.40	$4.60
Total fair value (in thousands)	$93	$459	$191	$630
Contractual term (years)	7.8	6.8	7.3	6.3
Volatility rate	70.62%	70.83%	69.19%	67.47%
Risk-free interest rate	2.79%	1.27%	2.42%	0.91%
Dividend yield	—	—	—	—
Other income (expense) recognized for change in value (in thousands)	$(18)	$(366)	$(98)	$(171)

Series F Redeemable Convertible Preferred Stock Warrants—In connection with a November 2010 amendment to the October 2007 loan and security agreement with a financial institution, the Company issued a warrant to purchase 25,000 shares of Series F redeemable convertible preferred stock with an exercise price of $1.98 per share. The Company determined the fair value upon issuance of the Series F redeemable convertible preferred stock warrants using the Black-Scholes option pricing model with the following assumptions: remaining contractual term of 10 years; expected volatility of 79%; risk-free interest rate of 2.93%; and no dividends during the contractual term. The fair value of the warrants was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. As of December 31, 2011 and June 30, 2012, all of the Series F redeemable convertible preferred stock warrants remained outstanding and exercisable.

The Company determined the fair value of the Series F redeemable convertible preferred stock warrants using the Black-Scholes option pricing model, to be as follows:

	December 31,		June 30,
	2010	2011	2011	2012
			(unaudited)
Fair value per share	$0.81	$3.52	$1.55	$4.76
Total fair value (in thousands)	$21	$88	$39	$119
Contractual term (years)	9.9	8.9	9.4	8.4
Volatility rate	77.38%	72.26%	72.54%	67.44%
Risk-free interest rate	3.37%	1.72%	3.14%	1.32%
Dividend yield	—	—	—	—
Other income (expense) recognized for change in value (in thousands)	$4	$(67)	$(18)	$(31)

Common Stock Warrants—In connection with a September 2008 amendment to the October 2007 loan and security agreement with a financial institution, the Company issued a warrant to purchase 300,000 shares of common stock with an exercise price of $0.43 per share. The fair value of these warrants was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. In September 2009, 150,000 common stock warrants terminated with the expiration of the October 2007 loan and security agreement. As of December 31, 2011, 150,000 common stock warrants remained outstanding and exercisable.

In connection with its September 2011 loan and security agreement with a financial institution, the Company issued a warrant to purchase 48,780 shares of common stock with an exercise price of $2.05 per share. The Company determined the fair value upon issuance of the common stock warrants, which was recorded as a discount to the outstanding loan amount, to be approximately $1.54 per share or $75,000, using the Black-Scholes option pricing model with the following assumptions: remaining contractual term of 10 years; expected volatility of 74%; risk-free interest rate of 2.00%; and no dividends during the contractual term.

In connection with its February 2012 Series G financing, the Company issued a warrant to purchase 160,000 shares of common stock with an exercise price of $4.63. The Company has determined that the performance required to vest this warrant will not be met prior to its expiration and therefore no expense was recorded in the financial statements relating to this warrant.

Summary of Warrants—At December 31, 2011, the following warrants were issued and outstanding:

Issue Date	Class of Shares Upon Exercise	Outstanding Shares Subject to Warrants	Exercise Price per Share	Expiration
February 2006	Series C	160,868	$1.15	February 2013
September 2008	Series E	137,000	1.82	September 2018
November 2010	Series F	25,000	1.98	November 2020
September 2008	Common	150,000	0.43	September 2018
September 2011	Common	48,780	2.05	September 2021
February 2012	Common	160,000	4.63	December 2012

NOTE 11—EARNINGS PER SHARE

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the completion of the

Company’s Initial Public Offering, all shares of outstanding Preferred Stock are expected to automatically convert into shares of the Company’s common stock. Prior to the conversion of the Preferred Stock, holders of Series A-1, Series B, Series C, Series D, Series E, Series F and Series G redeemable convertible preferred stock are each entitled to receive non-cumulative dividends at the annual rate of $0.0136, $0.0294, $0.0690, $0.0876, $0.1092, $0.1188 and $0.3267 per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend was paid on common stock, the holders of Preferred Stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company’s Preferred Stock did not have a contractual obligation to share in the losses of the Company. The Company considered its Preferred Stock to be participating securities and, in accordance with the two-class method, earnings allocated to Preferred Stock and the related number of outstanding shares of Preferred Stock have been excluded from the computation of basic and diluted net income (loss) per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Preferred Stock non-cumulative dividends, between common stock and Preferred Stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities and are therefore included in the basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. The Company’s potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands, except per share data)
			(unaudited)
Basic net income (loss) per share:
Numerator:
Net income (loss)	$(4,404)	$4,186	$(862)	$24,373

Less: Undistributed earnings allocated to participating securities	—	(3,807)	—	(18,211)

Net income (loss) attributable to common stockholders	$(4,404)	$379	$(862)	$6,162

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	14,498	15,584	15,009	18,200
Weighted-average effect of potentially dilutive shares:

Employee stock options	—	7,451	—	11,824
Warrants	—	234	—	173

Diluted	14,498	23,269	15,009	30,197

Net income (loss) per share attributable to common stockholders:
Basic	$(0.30)	$0.02	$(0.06)	$0.34

Diluted	$(0.30)	$0.02	$(0.06)	$0.20

The following table summarizes the total potential shares of common stock that were excluded from the diluted per share calculation because to include them would have been anti-dilutive for the period:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Redeemable convertible preferred stock	43,285	43,285	43,285	47,875
Employee stock options	14,221	5,481	17,705	7,131
Warrants	473	—	473	224

Total	57,979	48,766	61,463	55,230

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share were computed to give effect to the conversion of the Preferred Stock and certain preferred stock warrants using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

	December 31, 2011	June 30, 2012
	(in thousands, except per share data)
Pro forma net income	$4,186	$24,373

Weighted-average shares used in computing pro forma net income per share:
Weighted-average shares	15,584	18,200
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering	43,285	46,817
Pro forma adjustment to reflect assumed conversion of warrants to acquire redeemable convertible preferred stock to occur upon consummation of the Company’s expected initial public offering	111	224

Basic	58,980	65,241
Effect of potentially dilutive securities:
Common stock warrants	123	173
Employee stock options	7,451	11,824

Diluted	66,554	77,238

Pro forma net income per share:
Basic	$0.07	$0.37

Diluted	$0.06	$0.32

NOTE 12—INCOME TAXES

The domestic and foreign components of income (loss) before the provision for income taxes for the years ended December 31, 2010 and 2011 were as follows:

	Years Ended December 31,
	2010	2011
	(in thousands)
Domestic	$(4,440)	$4,149
Foreign	212	352

Total	$(4,228)	$4,501

During the years ended December 31, 2010 and 2011, the Company’s provision for income taxes was as follows:

	Years Ended December 31,
	2010	2011
	(in thousands)
Current expense:
Federal	$—	$—
State	7	65
Foreign	169	213

	176	278

Deferred expense:
Federal	—	36
State	—	1
Foreign	—	—

	—	37

Total tax expense	$176	$315

The difference between the income tax provision and the amount computed by applying the statutory federal income tax rate to the income (loss) before income tax before the provision is as follows:

	Years Ended December 31,
	2010	2011
	(in thousands)
Computed tax	$(1,437)	$1,530
State taxes, net of federal income tax benefit	5	43
Non-deductible expenses	63	369
Stock compensation	16	214
Tax credits	(349)	(589)
Foreign tax rate differential	82	47
Other items not individually material	22	50
Change in valuation allowance	1,774	(1,349)

	$176	$315

The Company records deferred tax assets if the realization of such assets is more likely than not to occur in accordance with accounting standards that address income taxes. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. The Company has considered all available evidence, both positive and negative, such as historical levels of income and predictability of future forecasts of taxable income, in determining whether a release of our valuation allowance is required. The Company is also required to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment. Specifically, the Company evaluated the following criteria when considering the release of its valuation allowance and the related timing of such release:

•	cumulative losses in recent years (three-year period through March 31, 2012);

•	the history of operating losses in recent years;

•	predictability of operating results;

•	profitability for a sustained period of time; and

•	level of profitability on a quarterly basis.

As of March 31, 2012, the Company had a cumulative pre-tax loss for the twelve quarters then ended. As of June 30, 2012, the Company had cumulative net income before tax for the twelve quarters then ended. A sustained level of profitability for the most recent four quarters was also achieved. Based on its historical operating performance, as well as the Company’s expectation that its operations will generate sufficient taxable income in future periods to realize the tax benefits associated with the deferred tax assets, the Company has concluded that it was more likely than not that the Company would be able to realize the benefit of the U.S. federal and state deferred tax assets in the future. As a result, the Company reduced the valuation allowance on its net deferred tax assets by $17.5 million at June 30, 2012. Approximately $6.2 million of valuation allowance will remain for net operating losses expected to be used against current year taxable income and, as such, are expected to be fully released by the end of 2012.

The Company will continue to assess the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist on a quarterly basis. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement for the period that the adjustment is determined to be required. The valuation allowance against deferred tax assets was $6.2 million and $23.7 million as of June 30, 2012 and December 31, 2011, respectively.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2010	2011
	(in thousands)

Deferred tax assets:
Accruals and reserves	$2,272	$2,738
Tax credits	2,996	3,852
Fixed assets and intangibles, other than goodwill	2,604	1,997
Net operating losses	16,160	14,023
Stock compensation expense	690	1,143

Total deferred tax assets	24,722	23,753
Valuation allowance	(24,722)	(23,714)

Available deferred tax assets	—	39

Deferred tax liabilities:
Other	—	(76)

Net deferred tax liabilities	$—	$(37)

As reported:
Current deferred tax asset	—	231
Noncurrent deferred tax liabilities	—	(268)

Net deferred tax liabilities	$—	$(37)

As of December 31, 2011, the Company had NOL carryforwards of approximately $37.3 million for federal purposes and $38.9 million for state purposes. If not utilized, these carryforwards will begin to expire in 2025 for federal purposes and 2015 for state purposes.

The Company has research credit carryforwards of approximately $2.6 million for federal purposes and $2.8 million for California purposes. Approximately $67,000 of California research credits relate to stock option deductions in excess of book expense, the tax effect of which would be a credit to additional-paid-in-capital if realized. If not utilized, the federal carryforwards will begin to expire in 2024. The California credit carryforwards will not expire.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where stock ownership changes occur. In the event the Company has had a change in ownership, the future utilization of the Company’s operating loss and tax credit carryforwards could be limited.

As a result of certain realization requirements of the accounting guidance for stock-based compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2010 and 2011 that arose directly from (or the use of which was postponed by) tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Approximately $2.7 million of net operating losses is related to tax stock option deductions in excess of book deductions. The Company uses the accounting guidance for income taxes for purposes of determining when excess tax benefits have been realized.

The undistributed earnings from the Company’s foreign subsidiaries are not subject to a U.S. tax provision because it is management’s intention to permanently reinvest such undistributed earnings outside of the United States. The Company evaluates its circumstances and reassesses this determination on a periodic basis. As of December 31, 2011, the determination of the unrecorded deferred tax liability related to these earnings was immaterial. If circumstances change and it becomes apparent that some or all of the undistributed earnings of the Company’s foreign subsidiaries will be remitted in the foreseeable future, the Company will be required to recognize a deferred tax liability on those amounts.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other information. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2010 and 2011, the Company’s total amount of unrecognized tax benefit was approximately $0.7 million and $0.9 million, respectively. These amounts are primarily related to the Company’s research and development tax credits and tax accruals.

As of December 31, 2011, the Company’s total amount of unrecognized tax benefit was approximately $0.9 million of which only $0.1 million, if recognized, would impact the effective tax rate. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits for fiscal 2010 and 2011 is as follows:

	As of December 31,
	2010	2011
	(in thousands)
Beginning balance	$517	$675
Increases related to current year tax positions	158	254
Increases related to prior year tax positions	—	8

Ending balance	$675	$937

During the year ended December 31, 2011, the Company recognized an immaterial amount of interest and penalties associated with unrecognized tax benefits. The Company does not believe there will be material change in its unrecognized tax positions over the next 12 months.

The Company files income tax returns with the United States federal government, various states and certain foreign jurisdictions. The Company’s tax years ended December 31, 2002 through December 31, 2011 remain open to audit for federal and California purposes. These years are open due to net operating losses and tax credits unutilized from such years. The Company’s tax years ended December 31, 2008 through December 31, 2011 remain open to audits for its foreign subsidiaries.

NOTE 13—EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company sponsors a defined contribution plan under Internal Revenue Service Code 401(k) (the “401(k) Plan”). Most United States employees are eligible to participate following the start of their employment, at the beginning of each calendar month. Employees may contribute up to the lesser of 100% of their current compensation to the 401(k) Plan or an amount up to a statutorily prescribed annual limit. The Company does not match employee contributions to the 401(k) Plan.

NOTE 14—SEGMENT INFORMATION AND SIGNIFICANT CUSTOMERS

The Company operates in one industry segment selling access points and controllers along with related software and services.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment. The Company and its chief executive officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the bill-to location of the Company’s customers.

The following presents total revenue by geographic region:

	Years Ended December 31,		Six Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Americas:
United States	$22,443	$42,551	$17,571	$37,683
Other Americas	1,595	2,603	955	1,549

Total Americas	24,038	45,154	18,526	39,232

APAC:
India	11,705	5,058	2,677	2,601
Japan	107	15,295	2,954	19,002
Other APAC	15,673	21,305	7,776	13,635

Total APAC	27,485	41,658	13,407	35,238

EMEA	23,966	33,211	15,421	19,435

Total revenues	$75,489	$120,023	$47,354	$93,905

The Company’s assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

NOTE 15—SUBSEQUENT EVENTS

The Company increased the shares reserved for issuance pursuant to its 2012 Equity Incentive Plan in July 2012 and September 2012 to an aggregate of 32.0 million shares. The Company granted stock options in September 2012 for an aggregate of 613,100 shares of common stock.

Subsequent events were evaluated from the balance sheet date of December 31, 2011 through the audited consolidated financial statements issuance date of July 27, 2012, and from the balance sheet date of June 30, 2012 through the unaudited interim consolidated financial statements issuance date of September 10, 2012.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

IntelliNet Technologies, Inc.

Melbourne, Florida

We have audited the accompanying consolidated balance sheets of IntelliNet Technologies, Inc. and Subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntelliNet Technologies, Inc. and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Orlando, Florida

June 22, 2012

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,820,065	$592,702	$1,100,079
Restricted cash	50,589	51,239	—
Certificates of deposit	1,866,546	1,724,593	—
Accounts receivable, net	600,257	722,530	450,938
Inventories, net	122,481	—	—
Prepaid and other current assets	460,125	594,693	566,204

Total current assets	4,920,063	3,685,757	2,117,221
Equipment, net	314,046	171,931	75,628

Total assets	$5,234,109	$3,857,688	$2,192,849

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$50,637	$41,238	$25,626
Accrued expenses and other liabilities	262,724	381,764	220,424
Deferred revenue	453,558	157,121	133,752
Uncertain tax positions	570,431	610,839	532,570
Shareholder advances payable	280,157	280,157	34,023
Note payable	255,333	—	—

Total current liabilities	1,872,840	1,471,119	946,395

Contingencies (Note 8)

Stockholders’ equity
Common stock, par value $0.001 per share, 20,000,000 shares authorized, 16,248,335, 16,248,335 and 16,320,935 shares issued and outstanding as of December 31, 2010 and 2009 and September 30, 2011 (unaudited), respectively	16,248	16,248	16,321
Additional paid in capital	364,823	368,602	607,404
Retained earnings	2,980,198	2,001,719	622,729

Total stockholders’ equity	3,361,269	2,386,569	1,246,454

Total liabilities and stockholders’ equity	$5,234,109	$3,857,688	$2,192,849

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended December 31,		Nine Months Ended September 30,
	2009	2010	2010	2011
			(unaudited)
Revenues	$4,381,689	$3,169,869	$2,251,689	$2,041,914
Cost of revenues	2,419,497	1,663,770	1,057,227	1,002,700

Gross profit	1,962,192	1,506,099	1,194,462	1,039,214
Operating expenses	1,827,884	1,463,797	1,330,224	1,226,383

Operating income (loss)	134,308	42,302	(135,762)	(187,169)

Financial income
Interest expense	(19,682)	(11,114)	(10,804)	—
Interest income	51,001	29,698	25,476	8,179

Total financial income	31,319	18,584	14,762	8,179

Net income (loss) before income taxes	165,627	60,886	(121,090)	(178,990)
Income tax expense	485,476	39,365	9,242	—

Net income (loss)	$(319,849)	$21,521	$(130,332)	$(178,990)

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount
Balance, December 31, 2008	15,976,333	$15,976	$348,570	$3,311,771	$3,676,317
Issuance of common stock	272,002	272	(272)	—	—
Share-based compensation	—	—	16,525	—	16,525
Distributions to shareholders	—	—	—	(11,724)	(11,724)
Net loss	—	—	—	(319,849)	(319,849)

Balance, December 31, 2009	16,248,335	16,248	364,823	2,980,198	3,361,269
Share-based compensation	—	—	3,779	—	3,779
Distributions to shareholders	—	—	—	(1,000,000)	(1,000,000)
Net income	—	—	—	21,521	21,521

Balance, December 31, 2010	16,248,335	$16,248	$368,602	$2,001,719	$2,386,569

Issuance of common stock (unaudited)	72,600	73	(73)	—	—
Payment on loan stock (unaudited)	—	—	238,875		238,875
Distributions to shareholders (unaudited)	—	—	—	(1,200,000)	(1,200,000)
Net loss (unaudited)	—	—	—	(178,990)	(178,990)

Balance, September 30, 2011 (unaudited)	16,320,935	$16,321	$607,404	$622,729	$1,246,454

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Years Ended December 31,		Nine Months Ended September 30,
	2009	2010	2010	2011
			(unaudited)
Cash flows from operating activities
Net income (loss)	$(319,849)	$21,521	$(130,332)	$(178,990)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	276,138	165,785	124,339	96,303
Provision for doubtful accounts	—	17,097	—	—
Share-based compensation	16,525	3,779	3,327	—
Realized loss on sale of equipment	40,824	—	—	—
Changes in components of working capital:
(Increase) decrease in restricted cash	(5,858)	(650)	(488)	51,239
(Increase) decrease in accounts receivable	470,317	(139,370)	136,892	271,592
Decrease in inventories	103,094	122,481	122,481	—
(Increase) decrease in prepaid and other current assets	(33,644)	(134,568)	(106,071)	28,489
Decrease accounts payable	(117,209)	(9,399)	(30,902)	(15,612)
Increase (decrease) in accrued expenses and other liabilities	(157,119)	119,040	(48,256)	(161,340)
(Decrease) increase in deferred revenue	214,494	(296,437)	(48,403)	(23,369)
Increase in uncertain tax positions	570,431	40,408	—	(78,269)

Net cash provided by (used in) operating activities	1,058,144	(90,313)	22,587	(9,957)

Cash flows from investing activities
Purchases of certificates of deposit	(1,866,546)	(767,798)	—	—
Proceeds from certificates of deposit	768,329	909,751	204,454	1,724,593
Purchases of equipment	(689)	(23,670)	(17,752)	—
Proceeds from sale of equipment	67,264	—	—	—

Net cash provided by (used in) investing activities	(1,031,642)	118,283	186,702	1,724,593

Cash flows from financing activities:
Principal payments on notes payable	(91,134)	(255,333)	(72,308)	(7,259)
Distributions to shareholders	(11,724)	(1,000,000)	(1,000,000)	(1,200,000)

Net cash used in financing activities	(102,858)	(1,255,333)	(1,072,308)	(1,207,259)

Net increase (decrease) in cash and cash equivalents	(76,356)	(1,227,363)	(863,019)	507,377
Cash and cash equivalents:
Beginning of year	1,896,421	1,820,065	1,820,065	592,702

End of year	$1,820,065	$592,702	$957,046	$1,100,079

Supplemental disclosure of cash flow information
Cash paid for interest	$19,682	$11,114	$10,804	$—

Cash paid for income taxes	$12,142	$11,732	$—	$—

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of organization: IntelliNet Technologies, Inc. (the “Company”) provides products and services for network convergence solutions to the telecommunications industry. The Company was incorporated in the State of Florida in June 1995 and is headquartered in Melbourne, Florida. The Company’s subsidiary, IntelliNet Technologies India Private Limited, is headquartered in Bangalore, India and serves as a support center for the Company. The Company’s customers include the telecom industry’s network operators and suppliers of network equipment, application software, and hosted services.

A summary of the Company’s significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The Company’s subsidiary has a fiscal year end of March 31 and the balances as of each fiscal year end are consolidated into the preceding fiscal year of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The differing fiscal years of the Company and its subsidiary cause certain amounts to not be eliminated in consolidation. The effects of the differing years have caused an increase in accounts receivable of approximately $68,900 and $30,300 as of December 31, 2009 and 2010, respectively, and a (decrease) increase of revenues of approximately $(32,800) and $10,100 for the years ended December 31, 2009 and 2010, respectively.

Revenue recognition: The Company derives revenue from various sources including software licensing and hardware sales, implementation services and maintenance. The Company recognizes revenue when all of the revenue recognition criteria are met:

•	Evidence of an arrangement exists;

•	Services have been provided or goods have been delivered and accepted;

•	The price is fixed and determinable; and

•	Collection is reasonably assured.

Revenue is recognized on hardware upon “delivery” which usually means shipment to the customer.

Software maintenance fees are generally billed in advance on an annual basis. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Annual payments are deferred and recognized as revenue over the service period, generally a year, on a straight-line basis.

Professional services revenue is generated from implementation of software applications and from customer training, customization and general consulting. Professional services revenue is recognized as revenue as services are provided

Software license sales consist of fees earned from the granting of licenses to use the software products. The Company recognizes revenue from the sale of software licenses when a signed contract exists; the software has been shipped or electronically delivered, the license fee is fixed or determinable, and the Company believes that the collection of the fees is assured. License revenue is recorded upon delivery as all of the preceding conditions have been met at that time. The total fee from the arrangement is allocated based on vendor specific objective evidence (“VSOE”) of fair value of each of the undelivered elements. Maintenance agreements are priced based on standard terms and typically have a one-year term, renewable annually. VSOE of fair value of maintenance is established on the stated renewal rates. Services provided to customers under maintenance agreements include technical product support and minor version upgrades. VSOE of fair value for the professional service element is based on the standard hourly rates the Company charges for services when such services are sold separately.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents, certificates of deposit and concentrations: For the purpose of reporting cash flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposit accounts and certificates of deposit. Certificates of deposit are not marketable and carried at cost. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and certificates of deposit. At various times throughout the years and at December 31, 2009 and 2010, and September 30, 2011 (unaudited), cash and certificates of deposit balances held at financial institutions were in excess of federally insured limits. However, the Company has not experienced any credit losses in such accounts.

Restricted cash: The Company has a certificate of deposit held at a financial institution that serves as a deposit on certain financial instruments held at that financial institution on December 31, 2009 and 2010.

Accounts receivable: Accounts receivable are recorded at the original invoice amount less an estimate for uncollectible receivables. The Company provides an allowance for doubtful accounts receivable it deems to be uncollectible based on management’s best estimates. Credit is extended to customers based on the historical experience with each individual customer. Accounts are considered past due based on invoice terms. Interest is not charged on past due accounts receivable. Accounts are written off when deemed uncollectible. Recoveries are recognized in the period they are received.

As of December 31, 2010, and September 30, 2011 (unaudited), the allowance for doubtful accounts was $17,090. As of December 31, 2009, the Company determined that all outstanding accounts receivable were fully collectible and no allowance was recorded.

Inventories: Inventories are recorded at the lower of cost, using the average cost method, or market. Inventories consist entirely of finished goods. The Company records a specific reserve for inventory items as items are determined to be obsolete. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), the Company had recorded obsolescence reserves of $91,493, $182,985 and $145,264, respectively.

Equipment: Equipment is carried at cost, less accumulated depreciation. Depreciation on equipment is computed using the straight-line method of accounting over the estimated useful lives of the individual assets. Estimated useful lives by asset class are as follows: equipment – three to five years, furniture and fixtures – seven years, software – three years and vehicles – five years. Gains or losses on disposal of assets are credited or charged to income upon disposal. Routine repair and maintenance costs are charged to expense as incurred. Major replacements and improvements are capitalized.

Impairment of long-lived assets: The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable and estimated future undiscounted cash flows attributed to the assets are less than their carrying values. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), the Company concluded there were no indicators of impairment of its long-lived assets.

Deferred revenue: Deferred revenue consists of maintenance fees that have been collected from customers and are being recognized over the term of the customer contract.

Income taxes: The Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income in the United States. Instead, the stockholders are taxed on the Company’s taxable income or deduct the Company’s losses on their individual tax returns.

The Company also files returns in India and pays applicable corporate income taxes. The Company’s election to be taxed as an S corporation in the United States does not affect its Indian filing status and the Company will continue to accrue and pay Indian income taxes as appropriate. Differences between the bases of assets and liabilities for financial and income tax reporting purposes allocable to Indian operations are not material and, accordingly, deferred taxes on these amounts are not presented separately.

The Company has adopted the accounting guidance on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes are included in operating expenses on the accompanying consolidated statements of operations.

Research and development costs: Research and development costs are expensed as incurred.

Translation of foreign currency: The Company’s functional currency for all operations worldwide is the U.S. dollar. Gains and losses resulting from foreign currency transactions are included in current results of operations. The Indian subsidiary initially records certain transactions and balances in Indian Rupees. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year.

Share-based compensation: Share-based compensation is measured based on the grant date fair value of the award and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). For the years ended December 31, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011 (unaudited), the Company recognized $16,525, $3,779, $964 and $0, respectively, in compensation expense related to stock-based compensation.

The Company has determined the estimated fair value of stock option-based payments using the Black-Scholes valuation model (see Note 5).

Recent accounting pronouncements: FASB and other entities issued new or modifications to, or interpretations of, existing accounting guidance during the year ended December 31, 2010. The Company has considered the new pronouncements that altered accounting principles generally accepted in the United States of America, and other than as disclosed in those notes to the financial statements, does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term.

Subsequent events: Management has evaluated subsequent events through June 22, 2012, which is the date the consolidated financial statements were available to be issued.

NOTE 2. EQUIPMENT

Equipment as of December 31, 2010 and 2009 and September 30, 2011 is comprised of the following:

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Equipment	$1,492,975	$1,515,807	$1,515,807
Software	252,462	253,165	253,165
Vehicles	104,283	104,283	104,283
Furniture and fixtures	195,915	196,050	196,050

	2,045,635	2,069,305	2,069,305
Less: accumulated depreciation	(1,731,589)	(1,897,374)	(1,993,677)

Equipment, net	$314,046	$171,931	$75,628

Depreciation expense related to equipment for the years ended December 31, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011 (unaudited) was $276,138, $165,785, $124,339 and $96,303, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

As of December 31, 2009 and 2010 and September 30, 2011 (unaudited), the majority shareholder of the Company has advanced approximately $280,000, $280,000 and $34,000, respectively, to the Company for use in operations. The advance is non-interest bearing, uncollateralized, and does not have specific repayment terms.

NOTE 4. NOTE PAYABLE AND LINE OF CREDIT

The Company had a term loan payable to a financial institution of $390,000 bearing interest at a fixed rate of 6.33%, payable in monthly principal and interest installments of $9,235 through July 2012. The term loan was collateralized by all property and assets, and was guaranteed by the majority stockholders. As of December 31, 2009 the outstanding balance was $255,333. The term loan was paid in full in October 2010.

The Company has a revolving line of credit with a financial institution of $1,500,000 bearing interest at the one-month LIBOR rate plus 1.75%, payable monthly (2.01% as of December 31, 2010). The revolving line of credit has no stated maturity but can be cancelled at any time (“Cancelation Date”) by the financial institution. The line of credit requires monthly interest only payments until the Cancelation Date, at which time the outstanding line of credit balance is due in 48 equal monthly installments together with interest thereon. The line of credit is collateralized by all property and assets, is guaranteed by the majority stockholders and is due on demand. There was no outstanding balance on the line of credit as of December 31, 2009 or 2010, or September 30, 2011 (unaudited).

NOTE 5. UNCERTAIN TAX POSITIONS

For the years ended December 31, 2009 and 2010, the Company has determined that certain tax positions taken during those periods and ranging back to the period ended December 31, 2004, meet the definition of an uncertain tax position. These positions relate to the Company’s election to be taxed under Subchapter S of the Internal Revenue Code as well as the reporting of transfer pricing to international authorities. During the years ended December 31, 2009 and 2010, the Company recorded $439,405 and $12,322, respectively, related to changes in these uncertain tax positions that are included in the provision for income taxes on the accompanying consolidated statements of operations. Related to these uncertain tax positions, the Company has also recorded penalties and interest during the years ended December 31, 2009 and 2010, and nine months ended September 30, 2011 (unaudited), of $131,026, $28,086 and $21,065, respectively, that are included in operating expenses on the accompanying consolidated statements of operations. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), the Company has recorded liabilities related to these uncertain tax positions, inclusive of penalties and interest, of $570,431, $610,839 and $532,570, respectively, which are included in the accompanying consolidated balance sheets.

NOTE 6. SHARE-BASED COMPENSATION

The Company has two share-based compensation plans as described below.

Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan (the “SAR Plan”) for officers, directors and key employees of the Company. The SAR Plan authorizes the issuance of 5,000,000 stock appreciation rights (“SARs”) as directed by the board of directors. The SARs issued under this SAR Plan have various vesting periods ranging from immediate grant date vesting to vesting over a requisite service period of 4 years. The board of directors previously authorized and the Company issued 668,500 SARs to employees. During the years ended December 31, 2009 and 2010, 40,000 and 65,000 SARs, respectively, were issued to certain employees. During the nine months ended September 30, 2010 and 2011 (unaudited), 65,000 and 230,000 SARs, respectively, were issued to certain employees.

Payouts due under the SAR Plan are payable in cash and, therefore, the Company has classified these instruments as liabilities. The Company calculates the liability based on the intrinsic value of the vested portion of each SAR grant at the balance sheet date. The intrinsic value is calculated as the excess of the book value at the date of measurement over the book value at the date of grant. Book values are calculated annually by the board of directors and affixed for the subsequent year for all grants and re-measurements. As of December 31, 2009, the Company had recorded a liability of approximately $14,352 included in accrued expense and other liabilities in the accompanying consolidated balance sheets. As of December 31, 2010 and September 30, 2011 (unaudited), the vested SARs outstanding did not have an intrinsic value and therefore no liability was recorded.

Nonqualified Stock Option Plan

The Nonqualified Stock Option Plan (the “Option Plan”) authorizes grants of options to purchase up to 4,824,518 shares of common stock. The president of the Company, as given approval by the board of directors, may grant stock options to eligible employees and directors of the Company. Awards to employees vest over a period defined in each individual grant agreement, ranging from immediate grant date vesting to a requisite service period of four years and expire 10 years after the grant date.

For the year ended December 31, 2010, the Option Plan activity was as follows:

	Share Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2009	3,278,556	$0.10
Granted	—	—
Exercised	—	—
Cancelled	—	—
Expired	—	—

Outstanding as of December 31, 2010	3,278,556	$0.10	5.21

Exercisable as of December 31, 2010	3,218,645	$0.10	5.18

Since the inception of the Option Plan, 2,733,735 options have been exercised in exchange for non-recourse promissory notes. These options are included in the outstanding and exercisable options in the Option Plan activity schedule as of December 31, 2010 and September 30, 2011 (unaudited), as the Company records stock-based compensation expense associated with these options similar to all other option award issuances due to the loans being non-recourse. The expected term used in the fair value of the stock options is equal to the life of the non-recourse loan as the options have already been exercised, however the expense is immediately recognizable on the date of grant as there is no requisite service period. As these loans are non-recourse and for the purchase of common shares of the Company, they are recorded into additional paid in capital when payments are received on the loans. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), outstanding receivables associated with these non-recourse promissory notes totaled $273,335.

The weighted average fair value of options granted during the year ended December 31, 2009 was $0.04. The total fair value of stock options granted during the year ended December 31, 2009 was $11,397, which was recognized as compensation expense during 2009 as the associated awards were fully vested upon issuance and had no requisite service period.

As of December 31, 2010, unrecognized stock compensation cost for unvested awards totaled $1,181, which was recognized in 2011. The fair value of the stock at the date of grant for options granted during the year ended December 31, 2009, approximates the exercise price and therefore the options had no intrinsic value.

The fair value of the stock options granted during the year ended December 31, 2009, was estimated on the date of the grant using the following assumptions:

December 31, 2009
Expected dividend yield	0%
Expected volatility	23.40%
Risk free interest rate	3.52%
Expected terms in years	10

Expected volatilities are based on the historic volatility of the Company’s common stock. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates the expected dividend yield by giving consideration to its current dividend policies as well as those anticipated in the future considering the Company’s current plans and projections. No dividends are assumed related to options exercised in exchange for non-recourse loans, as those stockholders share in dividends declared.

NOTE 7. CONCENTRATIONS

Total revenues and accounts receivable from customers that were 10% or greater of the respective total as of or for the years ended December 31, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011 are as follows:

	Revenue
	December 31,		September 30,
Customer	2009	2010	2010	2011
			(unaudited)
A	22%	55%	46%	29%
B	34%	*	13%	22%
C	15%	*	*	21%

	Accounts Receivable
	December 31,		September 30,
Customer	2009	2010	2011
			(unaudited)
A	24%	29%	39%
B	41%	*	14%
D	*	13%	11%

*	Amount did not exceed 10% of total revenues or accounts receivable during the respective year.

NOTE 8. CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is unlikely to have a material impact on the Company’s financial position or liquidity. Subsequent to December 31, 2010, the Company settled an outstanding legal claim in the amount of $71,000. The full settlement amount is included in accrued expenses and other liabilities in the accompanying consolidated balance sheet as of December 31, 2010.

NOTE 9. SUBSEQUENT EVENT

In October, 2011, the Company entered into an asset purchase agreement whereby existing software technology of the Company was sold. In addition, certain employees of the Company were offered employment with the purchasing entity. The purchase price consisted of $6,000,000 paid in cash at closing and 1,423,114 shares of the acquiring entity issued at closing. In addition, the transaction includes a total of $7,000,000 of contingent consideration payable over a two year period from closing, consisting of $4,000,000 subject to the satisfaction of certain general representations and warranties and $3,000,000 subject to the acquiring entity achieving certain revenue targets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Effective October 12, 2011, Ruckus Wireless, Inc. (“Ruckus” or the “Company”) acquired certain assets of IntelliNet Technologies, Inc. (“IntelliNet”), a company that provides products and services to the telecommunications industry. IntelliNet is headquartered in Melbourne, Florida with a support center subsidiary located in Bangalore, India.

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Ruckus and IntelliNet and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2011, has been prepared to reflect the acquisition of IntelliNet as if it had occurred on January 1, 2011, the first day of Ruckus’s 2011 fiscal year. The unaudited pro forma condensed combined statements of operations were derived from the audited historical consolidated statements of operations of the Company for the fiscal year ended December 31, 2011.

The allocations of the IntelliNet purchase price to the identifiable intangible assets used in the unaudited pro forma condensed combined financial information are based on third-party valuation reports, estimates and currently available information.

The unaudited pro forma condensed combined financial information is presented for illustration purposes only and is not intended to represent what Ruckus’s results of operations would actually have been if the acquisition had occurred on those dates or to project the Company’s results of operations for any future period. The unaudited pro forma condensed combined financial information does not include any adjustments for liabilities resulting from integration planning. Management of Ruckus is in the process of assessing the costs associated with integration.

The unaudited pro forma condensed combined financial information included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined information as well as Ruckus’s and IntelliNet’s historical consolidated financial statements and accompanying notes included in this prospectus.

The unaudited pro forma condensed combined financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the mergers, including but not limited to, those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions and (iii) increased operational efficiencies through the adoption of best practices and capabilities from each company.

Unaudited Pro Forma Condensed Combined Statements of Operations

(in thousands, except per share data)

	Historical
	Ruckus Wireless Year Ended December 31, 2011	IntelliNet Nine Months Ended September 30, 2011	Acquisition Pro Forma Adjustments			Pro Forma Combined
Revenues	$120,023	$2,042	$(920)	(A	)	$121,145
Cost of revenues	47,207	1,003	990	(B	)	49,200

Gross profit	72,816	1,039	(1,910)			71,945
Operating expenses	66,075	1,226	(1,224)	(A	),(C)	66,077

Operating income (loss)	6,741	(187)	(686)			5,868
Interest expense	(1,215)	8	—			(1,207)
Other expense, net	(1,025)	—	(300)	(D	)	(1,325)

Income (loss) before income taxes	4,501	(179)	(986)			3,336
Income tax expense	(315)	—	—			(315)

Net income (loss)	$4,186	$(179)	$(905)			$3,021

Net income attributable to common stockholders	$379					$—	(E	)

Net income per share attributable to common stockholders:
Basic	$0.02					$—
Diluted	$0.02					$—

Weighted average shares used in computing net income per share attributable to common stockholders:
Basic	15,584		1,107	(F	)	16,691
Diluted	23,269		1,107	(F	)	24,376

See accompanying notes to unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

On October 12, 2011, Ruckus Wireless, Inc. (“Ruckus” or the “Company”) acquired (the “Acquisition”) certain assets of IntelliNet Technologies Inc. (“IntelliNet”), a company that provides products and services to the telecommunications industry. IntelliNet is headquartered in Melbourne, Florida with a support center subsidiary located in Bangalore, India. In accordance with the asset purchase agreement, the Company is required to pay total consideration of approximately $16.0 million ($13.0 million in cash and $3.0 million in shares of the Company’s common stock (approximately 1.4 million shares)). Of the $12.6 million in cash consideration, $6.0 million was paid at closing, $4.0 million is payable subject to the satisfaction of certain general representations and warranties and the remaining $3.0 million, net of $0.4 million of imputed interest is payable subject to certain earn-out provisions. The source of funds included existing cash, authorized common stock as well as a draw of approximately $5.0 million on a short term credit facility.

The Company acquired IntelliNet’s previously developed software suite (the “Purchased Technology”), certain fixed assets and an organized workforce having the necessary skills and experience to provide the necessary processes in order to integrate IntelliNet’s operations into the Company’s operations and further continue development of the Purchased Technology. Furthermore, prior to the Acquisition, IntelliNet had previously generated revenue from the sale of its software. Therefore, the Acquisition has been accounted for as a purchase of a business and, accordingly, the total purchase price has been allocated to the identifiable intangible assets acquired based on their respective fair values on the acquisition date. The results of operations for the acquired businesses will be included in the Company’s financial results from the acquisition date. The historical consolidated financial statements of IntelliNet have been prepared in accordance with accounting principles generally accepted in the United States of America.

The historical consolidated financial statements of IntelliNet have been prepared in accordance with accounting principles generally accepted in the United States of America.

NOTE 2—PROFORMA STATEMENT OF OPERATIONS ADJUSTMENTS

The pro forma statements of operations adjustments include:

(A)	To reflect the elimination of revenues earned by IntelliNet from Ruckus Wireless related to an existing contractual arrangement for the provision of professional services;

(B)	To reflect increased amortization of intangible assets associated with the fair value of purchased technology ($6.6 million amortized over five years);

(C)	To reflect the reduction of transaction related expenses incurred as part of the acquisition;

(D)	To reflect interest expense on the short term credit facility that would be required to fund the IntelliNet acquisition. The maturity date of the short term credit facility was assumed to be the contractual date of January 2012;

(E)	As adjusted to reflect the allocation of undistributed earnings to preferred stockholders; and

(F)	To reflect the issuance of common stock in connection with the acquisition of IntelliNet, as if the acquisition had occurred on January 1, 2011.

Ruckus
Simply Better Wireless.

Smart Wi-Fi is important for service providers, to give customers the best broadband experience...no matter where they are.

Smart Wi-Fi for the enterprise just works. Happy users, more productive IT, better business.

Performance for Everybody...from the Carrier Network to the Enterprise Datacenter.

Smart Wi-Fi

Designed and Built for **Pervasive Performance**...

Available from **Ruckus Wireless**

Pervasive Performance
Delivers a consistent wireless experience, wherever users may be — both indoors and out.
you are here
you are here
you are here
you are here
you are here
you are here
you are here
you are here
you are here
Martin Child/Photographer's Choice RF/Getty Images

Performance for everybody… from the Carrier Boardroom to the Enterprise Datacenter.

Smart Wi-Fi

Designed and Built for Pervasive Performance…

Available Only from Ruckus Wireless.

Pervasive Performance

Delivers a consistent wireless experience,

Wherever users may be – both indoors and out.

You are here

            Shares

Common Stock

Goldman, Sachs & Co.	Morgan Stanley

Deutsche Bank Securities

Needham & Company	Oppenheimer & Co.	ThinkEquity LLC	William Blair

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and          listing fee.

SEC registration fee	$
FINRA filing fee
listing fee
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

* To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Ruckus, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Ruckus. At present, there is no pending litigation or proceeding involving a director or officer of Ruckus regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and selling stockholder against liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2009, we have made sales of the following unregistered securities:

(1) Between January 1, 2009 and August 31, 2012, we granted stock options under our 2002 Stock Plan and 2012 Equity Incentive Plan to purchase an aggregate of 21,201,493 shares of our common stock at exercise prices ranging between $0.20 and $5.71 per share to a total of 650 employees, directors and consultants. Of these, stock options to purchase an aggregate of 1,591,302 shares have been cancelled without being exercised, 690,260 shares have been exercised for aggregate proceeds of approximately $398,444 and 18,923,931 shares remain outstanding.

(2) Between January 1, 2009 and August 31, 2012, we issued and sold an aggregate of 3,660,284 shares of our common stock to employees, directors and consultants at exercise prices ranging between $0.03 and $2.01 upon the exercise of stock options granted under our 2002 Stock Incentive Plan and 2012 Equity Incentive Plan. Of these, 49,836 shares have been repurchased and 3,610,448 shares remain outstanding.

(3) Between January 1, 2009 and June 30, 2012, we issued and sold common stock warrants exercisable for an aggregate of 208,780 shares of our common stock and preferred stock warrants exercisable for 1,027,397 shares of our Series D preferred stock and 25,000 shares of our Series F preferred stock, at exercise prices ranging from $1.46 to $4.63 per share. The preferred stock warrant exercisable for 1,027,397 shares of our Series D preferred stock was net exercised for 231,164 shares of our Series D preferred stock on September 3, 2010. The common stock warrants exercisable for an aggregate of 208,780 shares of our common stock and preferred stock warrants exercisable for 25,000 shares of our Series F preferred stock remain outstanding.

(4) Between September 2, 2009 and November 10, 2009, we issued an aggregate of 6,060,605 shares of our Series F preferred stock to 32 accredited investors at a per share price of $1.98, for aggregate consideration of approximately $11,999,998.

(5) Between February 3, 2012 and April 3, 2012, we issued an aggregate of 4,590,692 shares of our Series G preferred stock to 46 accredited investors at a per share price of $5.4458, for aggregate consideration of approximately $24,999,991.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company, as presently in effect.

3.2	Bylaws of the Registrant, as presently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Company, to be in effect upon completion of this offering.

4.1*	Form of Stock Certificate evidencing shares of common stock.

4.2	Plain English Warrant Agreement (417-W-01) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.3	Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.4	First Amendment to Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated August 18, 2010.

4.5	Warrant to purchase shares of Series E preferred stock issued to Silicon Valley Bank, dated September 30, 2008.

4.6	Warrant to purchase shares of Series E preferred stock issued to Gold Hill Venture Lending 03, L.P., dated September 30, 2008.

4.7	Warrant to purchase shares of Series F preferred stock issued to Gold Hill Venture Lending 03, L.P., dated November 24, 2010.

4.8	Sixth Amended and Restated Investor Rights Agreement, dated February 3, 2012, between the Company and the investors named therein.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+	Ruckus Wireless, Inc. 2002 Stock Plan, as amended.

10.2+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2002 Stock Plan.

10.3+	Ruckus Wireless, Inc. 2012 Equity Incentive Plan, as amended.

10.4+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2012 Equity Incentive Plan.

10.5+	Ruckus Wireless, Inc. 2012 Employee Stock Purchase Plan.

10.6+	Form of Indemnity Agreement entered into between the Company and each of its directors and its executive officers.

10.7	Lease Agreement, dated April 1, 2006, between the Company and John Arrillaga Survivor’s Trust and Richard T. Perry Separate Property Trust.

Exhibit Number	Description of Document

10.8	First Amendment to Lease Agreement, dated September 2, 2009, between the Company and Silicon Valley CA-I, LLC.

10.9	Second Amendment to Lease Agreement, dated April 8, 2011, between the Company and Silicon Valley CA-I, LLC.

10.10	Lease Agreement, dated December 17, 2010, between the Company and The Irvine Company LLC.

10.11	Lease Agreement, dated October 31, 2011, between the Company and Sequoia M&P, LLC.

10.12	First Amendment to Lease Agreement, dated November 1, 2011, between the Company and Sequoia M&P, LLC.

10.13	Lease Agreement, dated March 16, 2012, between the Company and RP/Presidio Java Owner, L.L.C.

10.14+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Selina Y. Lo.

10.15+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Seamus Hennessy.

10.16+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Bart Burstein.

10.17	Hardware Access Layer Technology License Agreement, dated August 23, 2004, between the Company and Atheros Communications, Inc.

21.1	List of subsidiaries.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of McGladrey LLP, Independent Auditors.

23.3*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
+	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules.

See index to Consolidated Financial Statements on page F-1. All other schedules have been omitted because they are not required or are not applicable.

ITEM 17.	UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on the      day of                     , 2012.

RUCKUS WIRELESS, INC.

By:
Selina Y. Lo
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Selina Y. Lo and Seamus Hennessy, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

Selina Y. Lo	President, Chief Executive Officer and Director (Principal Executive Officer)

Seamus Hennessy	Chief Financial Officer (Principal Financial and Accounting Officer)

William Kish	Chief Technology Officer and Director

Signatures	Title	Date

Georges Antoun	Director

Gaurav Garg	Director

James J. Goetz	Director

Stewart Grierson	Director

Mohan Gyani	Director

Richard Lynch	Director

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company, as presently in effect.

3.2	Bylaws of the Registrant, as presently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Company, to be in effect upon completion of this offering.

4.1*	Form of Stock Certificate evidencing shares of common stock.

4.2	Plain English Warrant Agreement (417-W-01) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.3	Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.4	First Amendment to Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated August 18, 2010.

4.5	Warrant to purchase shares of Series E preferred stock issued to Silicon Valley Bank, dated September 30, 2008.

4.6	Warrant to purchase shares of Series E preferred stock issued to Gold Hill Venture Lending 03, L.P., dated September 30, 2008.

4.7	Warrant to purchase shares of Series F preferred stock issued to Gold Hill Venture Lending 03, L.P., dated November 24, 2010.

4.8	Sixth Amended and Restated Investor Rights Agreement, dated February 3, 2012, between the Company and the investors named therein.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+	Ruckus Wireless, Inc. 2002 Stock Plan, as amended.

10.2+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2002 Stock Plan.

10.3+	Ruckus Wireless, Inc. 2012 Equity Incentive Plan, as amended.

10.4+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2012 Equity Incentive Plan.

10.5+	Ruckus Wireless, Inc. 2012 Employee Stock Purchase Plan.

10.6+	Form of Indemnity Agreement entered into between the Company and each of its directors and its executive officers.

10.7	Lease Agreement, dated April 1, 2006, between the Company and John Arrillaga Survivor’s Trust and Richard T. Perry Separate Property Trust.

10.8	First Amendment to Lease Agreement, dated September 2, 2009, between the Company and Silicon Valley CA-I, LLC.

10.9	Second Amendment to Lease Agreement, dated April 8, 2011, between the Company and Silicon Valley CA-I, LLC.

10.10	Lease Agreement, dated December 17, 2010, between the Company and The Irvine Company LLC.

10.11	Lease Agreement, dated October 31, 2011, between the Company and Sequoia M&P, LLC.

Exhibit Number	Description of Document

10.12	First Amendment to Lease Agreement, dated November 1, 2011, between the Company and Sequoia M&P, LLC.

10.13	Lease Agreement, dated March 16, 2012, between the Company and RP/Presidio Java Owner, L.L.C.

10.14+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Selina Y. Lo.

10.15+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Seamus Hennessy.

10.16+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Bart Burstein.

10.17	Hardware Access Layer Technology License Agreement, dated August 23, 2004, between the Company and Atheros Communications, Inc.

21.1	List of subsidiaries.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of McGladrey LLP, Independent Auditors.

23.3*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
+	Indicates a management contract or compensatory plan.